



A World Leader in Specialty Coatings and Sealants

RPM International Inc.


carboline
GLOSS ROYAL BLUE
RUST-OLEUM
STOPS RUST
PROTECTIVE ENAMEL
RUST-OLEUM
UNIVERSAL
METALLIC
Dymonic
illbruck
DAP
3.0
ZINSSER
Bulls Eye
1-2-3
PRIMER
SEALER • STAIN-KILLER
Varathane
POLYURETHANE





Sustainable Products and Processes

Leading Brands

Balanced Business Portfolio

Organic and Acquisition Growth

Entrepreneurial Operating Philosophy

Fundamentals *of* SUSTAINABLE GROWTH

2010 Annual Report

Contents

Fundamentals *of* SUSTAINABLE GROWTH

At RPM, the fundamentals of sustainable growth go well beyond sustainability as a market and a business practice. They also include hallmarks of the company's market approach and culture for decades: a foundation of leading brands; balance between industrial and consumer businesses; a growth strategy combining organic growth with acquisitions; and an entrepreneurial operating philosophy that is customer-focused. All of these combine to sustain RPM as a business and to help it continue to grow.

Financial Section Contents

See fold-out cover for Selected Financial Data



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Selected Financial Data *(In thousands, except per share and percent data)*

All financial data based on fiscal years ended May 31

		2010[1]	2009[2]	2008[3]	2007[3]	2006[3]	2005[3]	2004	2003[3]	2002[4]	2001	2000
RESULTS FROM OPERATIONS	Net sales	$ 3,412,716	$ 3,368,167	$ 3,643,791	$ 3,338,764	$3,008,338	$2,555,735	$2,307,553	$2,053,482	$1,960,738	$1,984,961	$1,943,201
	Income (loss) before income taxes	268,454	180,868	34,007	307,535	(122,475)	163,728	217,616	47,853	154,124	101,487	71,761
	Net income (loss) attributable to RPM International Inc. stockholders	180,037	119,616	44,428	208,289	(76,205)	105,032	141,886	35,327	101,554	62,961	40,992
PERFORMANCE MEASURES	Return on sales %	5.3	3.6	1.2	6.2	(2.5)	4.1	6.1	1.7	5.2	3.2	2.1
	Return on total RPM International Inc. stockholders' equity %	16.2	10.5	4.0	20.7	(7.8)	10.5	15.4	4.1	13.6	9.8	5.9
PER SHARE DATA	Basic earnings (loss) per common share attributable to RPM International Inc. stockholders	$ 1.40	$ 0.93	$ 0.36	$ 1.71	$ (0.68)	$ 0.87	$ 1.23	$ 0.31	$ 0.97	$ 0.62	$ 0.38
	Diluted earnings (loss) per common share attributable to RPM International Inc. stockholders	1.39	0.93	0.36	1.64	(0.68)	0.86	1.16	0.30	0.97	0.62	0.38
	Cash dividends declared per share	0.815	0.7900	0.7450	0.6850	0.6300	0.5900	0.5500	0.5150	0.5000	0.4975	0.4850
	Total RPM International Inc. stockholders' equity per share	8.50	9.05	9.46	9.20	7.93	8.88	8.38	7.56	8.22	6.26	6.02
BALANCE SHEET HIGHLIGHTS	Total RPM International Inc. stockholders' equity	$ 1,079,473	$ 1,143,671	$ 1,136,556	$ 1,086,870	$ 925,941	$1,037,739	$ 970,402	$ 871,752	$ 858,106	$ 639,710	$ 645,724
	Retained earnings	502,562	427,955	412,314	475,676	349,493	500,125	464,026	385,791	409,603	360,458	348,102
	Working capital	817,242	703,754	937,614	705,509	655,718	693,656	516,542	499,863	479,041	443,652	408,890
	Total assets	3,004,024	3,409,921	3,763,567	3,333,149	2,996,064	2,647,475	2,345,202	2,238,224	2,078,844	2,078,490	2,099,203
	Long-term debt	924,308	762,295	1,066,687	886,416	870,415	837,948	718,929	724,846	707,921	955,399	959,330
OTHER DATA	Cash from operating activities	$ 203,936	$ 266,995	$ 234,714	$ 202,305	$ 185,489	$ 157,352	$ 154,035	$ 156,276	$ 191,370	$ 74,495	$ 102,578
	Depreciation and amortization	84,252	85,144	85,366	81,607	74,299	65,992	63,277	58,674	56,859	81,494	79,150
	Average shares outstanding	127,047	126,373	120,151	118,179	116,837	116,899	115,777	115,294	104,418	102,202	107,221

[1] Reflects the impact of the deconsolidation of Specialty Products Holding Corp. ("SPHC") on May 31, 2010 (See Note A[2] and Note I to the Consolidated Financial Statements). [2] Reflects the impact of goodwill and other intangible asset impairment charge of $15.5 million ($15.3 million after-tax) in 2009. • [3] Reflects the impact of asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007; and asbestos charges of $288.1 million ($185.1 million after-tax) in 2008, $380.0 million ($244.3 million after-tax) in 2006, $78.0 million ($49.5 million after-tax) in fiscal 2005 and $140.0 million ($87.5 million after-tax) in fiscal 2003 (See Note I, "Reorganization Proceedings of Certain Subsidiaries," to the Consolidated Financial Statements). • [4] Reflects adoption of ASC 350 (formerly SFAS No. 142) regarding Goodwill (See Note A[11] to the Consolidated Financial Statements). • Acquisitions made by the company during the periods presented may impact comparability from year to year (See Note A to the Consolidated Financial Statements). • Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. • See Notes to Consolidated Financial Statements.

Segment Charts

Industrial Segment



Net Sales
In millions
$2400
2200
2000
1800
1600
1400
1200
1000
800
600
Earnings Before Interest & Taxes[1,2]
In millions
$270
250
230
210
190
170
150
130
110
90
70
Identifiable Assets
In millions
$2200
2000
1800
1600
1400
1200
1000
800
600
05 06 07 08 09 10

[1] Earnings Before Interest & Taxes for business segments is reconciled to Income (Loss) Before Income Taxes on page 26 for each of the three years ended May 31, 2010.

[2] Includes goodwill and other intangible asset impairment charge of $15.5 million in 2009. Excluding this charge, industrial segment EBIT would have been $196.5 million.

Consumer Segment

Net Sales *In millions* — Earnings Before Interest & Taxes[1] *In millions* — Identifiable Assets *In millions*

[1] Earnings Before Interest & Taxes for business segments is reconciled to Income (Loss) Before Income Taxes on page 26 for each of the three years ended May 31, 2010.

Comparison of Cumulative Total Return

Among RPM International Inc., the S&P 500 Index and a Peer Group

The following graphs compare the cumulative

Five-Year Comparison

Five-year comparison based on $100 invested on 5/31/05 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.



$175
150

Ten-Year Comparison

Ten-year comparison based on $100 invested on 5/31/00 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.



$350
325
300
275
250

About RPM

▶ RPM International Inc. is a multinational holding company with subsidiaries that manufacture and market high-performance coatings, sealants and specialty chemicals, primarily for maintenance, repair and improvement applications. In fiscal 2010, the company's industrial products accounted for 68 percent of total sales, with consumer products representing the remainder.



RPM's industrial products are sold in approximately 150 countries and territories. The industrial segment's products include:

- Tremco roofing materials and services;
- Tremco and illbruck construction sealants, waterproofing systems, air barriers and firestopping systems;
- Euco admixtures and other products for the concrete and masonry industries;
- Stonhard and Flowcrete polymer flooring systems;
- Carboline high-performance corrosion control coatings and fireproofing coatings; and
- Fibergrate fiberglass reinforced plastic grating.

Stock Listing: New York Stock Exchange (Symbol: RPM)
Institutional Stockholders: Over 300 (72 percent of total shares)
Individual Stockholders: 82,000 (28 percent of total shares)
Employees: Approximately 9,000 worldwide
Manufacturing: 77 facilities in 20 countries

RPM's consumer products are sold primarily in North America and the United Kingdom, with an increasing presence on the European continent. Consumer segment products include:

- Rust-Oleum rust-preventative and small project paints, garage floor and basement floor coatings, and specialty paints and coatings;
- DAP caulks, sealants, adhesives, and patch and repair products;
- Zinsser primer-sealers, wallcovering preparation and removal products, and mildew-resistant paints;
- Varathane wood stains and finishes;
- Tor and Blackfriar specialty coatings;
- Wolman deck coatings; and
- Testors hobbyist products.

TOP LEFT: The Contin Bridge in Scotland is one of many bridges across Europe, North America and Asia waterproofed by the Matacryl Bridgedeck Waterproofing System from RPM/Belgium. • BOTTOM LEFT: DAP caulks have the leading market share in North America. • RIGHT: Vandex Super crystalline waterproofing formula was used on the main swimming pool at the Hyatt Regency Oubaai Golf Resort and Spa in South Africa after two previous waterproofing attempts with competing products failed.

• • • • •

To the Associates, Customers and Shareholders of RPM

▶ Several years ago, I attended an advanced management program at Harvard University, where the professor asked the class a simple question: "What is the purpose of a business?" Predictably, most responses related to creating value for shareholders, providing products or services of value to customers, establishing an exceptional workplace for employees, or some combination of these. But they missed a more basic, fundamental answer: the purpose of a business is to meet a societal need sustainably. Without this function, a business can accomplish little for any of its stakeholders.

Today, the term "sustainable" has become much more commonplace in business as the economic benefits of good environmental stewardship have become more evident. To be sure, our operating companies are implementing environmentally friendly practices that cut down waste, lower energy consumption and minimize or eliminate volatile organic compounds in our products. Moreover, most of the operating units generate a portion of their sales by helping their customers save energy or extend the useful lives of customers' assets.

At RPM, we view "sustainable" in a broader context as it applies to the fundamental aspects of our business strategy that have been in place for many years and will allow RPM to sustain its growth in the future. These include:

- Establishing and maintaining brand leadership in the markets we serve,
- Striking a balance between industrial and consumer markets,
- Generating growth both organically and through acquisitions, and
- Bringing all of these together under the umbrella of an entrepreneurial operating philosophy.

Thus, we arrived at "Fundamentals of Sustainable Growth" as the vehicle to report on RPM's progress in the 2010 fiscal year and our outlook for the years ahead. We include a review of these sustainable fundamentals of RPM and also look at how environmental sustainability is becoming increasingly important to the company, in terms of market opportunity and cost reduction possibilities in our own business. This operating review begins on page 8.

Earnings Improve Significantly on Slight Revenue Increase

While some economic conditions improved during our 2010 fiscal year compared to the year before, the overall economy was far from robust. The commercial construction market in North America continued to function at depressed levels and the economies in some of our key European markets actually deteriorated further from the prior year.

RPM's fiscal 2010 sales of $3.41 billion improved slightly over 1 percent from the $3.37 billion reported a year ago. Net income grew 51 percent, to $180 million from $120 million, while diluted earnings per share increased 50 percent, to $1.39 from $0.93 in fiscal 2009.

The much stronger net income performance on a slight increase in sales reflects the ongoing impact of our $50 million expense reduction program instituted during the fiscal 2009 recession, along with somewhat lower raw material costs during the first half of the year.

The company's industrial segment sales declined just under 2 percent to $2.33 billion from $2.37 billion in fiscal 2009. Acquisitions represented an increase of more than 1 percent. Organic sales declined 3 percent, including foreign exchange translation gains of more than 1 percent. Industrial segment EBIT (earnings before interest and taxes) increased 16 percent, to $227 million from $196 million in fiscal 2009.

Consumer segment sales in fiscal 2010 improved over 8 percent to $1.08 billion from $1.00 billion a year ago. Nearly all of the increase was organic, including foreign exchange translation gains of less than 1 percent. The segment's EBIT grew 44 percent, to $147 million from $102 million a year ago.

As predicted in the annual report a year ago, 2010 began with sales below prior-year levels in the first two quarters of the fiscal year, followed by an uptick in the second half, including a gain of more than 13 percent in the fourth quarter. The cost reduction program enacted in the prior fiscal year enabled more of the sales growth to be reflected in our bottom line, and allowed improving profitability despite lower sales in the first two quarters.

Corporate-wide results in both years included one-time, non-cash charges to earnings, including a goodwill and other intangibles impairment charge of $0.11 per share in fiscal 2009 and a $0.06 per share loss recognized upon deconsolidation of the company's Specialty Products Holding Corp. (SPHC) in fiscal 2010. For more information on the deconsolidation, see Note I to the Consolidated Financial Statements, which begins on page 62 of this annual report.

Excluding these one-time charges, fiscal 2010 net income was $188 million, or $1.45 per diluted share, up 39 percent from $135 million, or $1.04 per diluted share, a year ago.

Action Taken to Permanently Resolve Asbestos Issue

On May 31, 2010, we announced action that was taken to once and for all resolve the asbestos-related Bondex legacy liability. Bondex International, Inc. and SPHC, the parent holding company of Bondex and certain other RPM subsidiaries, initiated this process by filing Chapter 11 bankruptcy proceedings in Delaware. Neither RPM nor any of our operating subsidiaries are part of the filings.



Frank C. Sullivan, Chairman and Chief Executive Officer, RPM International Inc.

The Chapter 11 proceedings will enable SPHC and Bondex to utilize section 524(g) and other provisions of the U.S. Bankruptcy Code to achieve a permanent and comprehensive resolution of their asbestos-related liability. Once established, a section 524(g) trust accompanied by a court order will direct all existing and future Bondex-related claims to the trust, which will then compensate only meritorious claims at appropriate values.

A consequence of the filings is that SPHC's and its subsidiaries' results will no longer be consolidated as part of our financial results, starting with the first quarter of fiscal 2011. The SPHC subsidiaries' results that will no longer be consolidated in RPM financial statements include Chemical Specialties Manufacturing Corp.; Day-Glo Color Corp.; Dryvit Systems, Inc.; Guardian Protection Products, Inc.; Kop-Coat, Inc.; RPM Wood Finishes Group, Inc.; and TCI, Inc. While RPM continues to own these businesses, they are operating independently.

Financial Performance

(In millions, except percent and per share data)

Year Ended May 31	REPORTED 2010	REPORTED 2009	REPORTED 2008	AS ADJUSTED 2010[1]	AS ADJUSTED 2009[2]	AS ADJUSTED 2008[3]
Net sales	$ 3,412.7	$ 3,368.2	$ 3,643.8	$ 3,412.7	$ 3,368.2	$ 3,643.8
Asbestos charge	$ -	$ -	$ 288.1	$ -	$ -	$ -
Income before taxes	$ 268.5	$ 180.9	$ 34.0	$ 276.4	$ 196.3	$ 322.1
Net income attributable to RPM International Inc. stockholders	$ 180.0	$ 119.6	$ 44.4	$ 188.0	$ 134.9	$ 229.5
Return on sales	5.3%	3.6%	1.2%	5.5%	4.0%	6.3%
Return on total RPM International Inc. stockholders' equity	16.2%	10.5%	4.0%	16.2%	10.9%	19.1%
Diluted earnings per common share attributable to RPM International Inc. stockholders	$ 1.39	$ 0.93	$ 0.36	$ 1.45	$ 1.04	$ 1.80
Cash dividends declared per share	$ 0.815	$ 0.790	$ 0.745	$ 0.815	$ 0.790	$ 0.745

[1] Excludes the impact of the loss recognized upon deconsolidation of Specialty Products Holding Corp. and its wholly owned subsidiaries at May 31, 2010 (See Note A[2] and Note I to the Consolidated Financial Statements). • [2] Excludes the impact of $15.5 million ($15.3 million after-tax) intangible asset impairment charges. • [3] Excludes the impact of $288.1 million ($185.1 million after-tax) asbestos charges. • See Note I to the Consolidated Financial Statements for discussion. Management believes that the inclusion of this non-GAAP financial data provides investors with additional insight into pertinent performance measures of the business, and that it should be viewed as supplemental data, rather than as substitutes or alternatives to GAAP measures of performance.



$3900
3600
3300
3000
2700
2400
2100
1800
1500
1200
900
600
300
0
00 01 02 03 04 05 06 07 08 09 10

Net Sales
In millions



$240
220
200
180
160
140
120
100
80
60
40
20
0
00 01 02 03 04 05 06 07 08 09 10

Net Income*
In millions



$1.80
1.50
1.20
0.90
0.60
0.30
0
00 01 02 03 04 05 06 07 08 09 10

Diluted Earnings*
Per share

Financial Highlights

* Excludes asbestos charges of $140.0 million ($87.5 million after-tax) in 2003, $78.0 million ($49.5 million after-tax) in 2005, $380.0 million ($244.3 million after-tax) in 2006 and $288.1 million ($185.1 million after-tax) in 2008; asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007; intangible asset impairment charges of $15.5 million ($15.3 million after-tax) in 2009; and excludes the impact of the loss recognized upon deconsolidation of Specialty Products Holding Corp. and its wholly owned subsidiaries at May 31, 2010.

The impact of this deconsolidation on RPM's fiscal 2010 results is reflected in the one-time charge mentioned above. During the period of reorganization, which began May 31, 2010, the deconsolidated entities will be accounted for in RPM's financial statements under the cost method. In addition, because the asbestos liabilities reside with Bondex, its asbestos liability will no longer be included on RPM's balance sheet, effective May 31, 2010.

The deconsolidated entities had sales of $319.6 million, or 9 percent of our total sales, and $11.1 million of net income, or 6 percent of total net income, in fiscal 2010. SPHC and its subsidiaries reported through our industrial segment. Our consumer segment is unaffected by the deconsolidation. On a pro-forma basis, had the deconsolidation taken effect prior to fiscal 2010, our net sales would have been $3.12 billion, and net income would have been $162.9 million, or $1.26 per diluted share. As we enter fiscal 2011, this level of sales and earnings will be our point of comparison for future growth.

The reorganization process could take approximately three to four years, based on other similar cases, and will result in a fair and permanent resolution to the Bondex asbestos liability situation. Because the Bondex asbestos liability is confined to two subsidiaries, asbestos recoveries will be limited to some portion of the value of the affected entities. In the meantime, these filings bring an immediate halt to all tort system costs associated with the Bondex asbestos liabilities. As a result, our annual consolidated cash flow is expected to improve by approximately $50 million.

In short, initiation of this action will allow RPM to grow from a pro-forma revenue base of $3.1 billion no longer impacted by Bondex asbestos liability claims or related cash costs. To read more about this Bondex asbestos liability resolution, please see Note I to the Consolidated Financial Statements, which begins on page 62 of this annual report. Information is also available on our website at www.rpminc.com.

Cash Flow, Capital Position and Liquidity Remain Strong

Continuing a trend of the past several years, RPM's financial position was extremely solid during the year.

- Cash from operations was a healthy $204 million, compared to the record cash from operations of $267 million in fiscal 2009. This decline was due mostly to higher working capital requirements driven by significant sales growth and business expansion experienced in the fourth quarter. Our cash from operations funded an increase in the cash dividend for the 36th consecutive year, provided for $23 million in capital spending, covered $93 million in asbestos-related indemnity and defense costs and supported $82 million in acquisition spending;
- The net (of cash) debt-to-total capital ratio continued at the low end of our historic norms, standing at 39.8 percent, compared to 37.2 percent at the end of fiscal 2009; and
- Total available liquidity at year-end was $689 million.

On October 9, 2009, RPM sold $300 million aggregate principal amount of 6.125 percent notes due October 15, 2019 through Banc of America Securities LLC, Wells Fargo Securities, LLC and their representatives. Proceeds were used to repay $164 million in principal amount of the company's unsecured senior notes due October 15, 2009 and approximately $120 million in principal amount of short-term borrowings under the company's accounts receivable securitization program.

At May 31, 2010, RPM's total long-term debt was $924 million, with 97 percent of it at fixed rates averaging 6.2 percent.

Dividend Remains Key Component of Total Return to RPM's Shareholders

With the 2.5 percent increase in the quarterly cash dividend to $0.205 per common share on October 8, 2009, RPM's Board of Directors reaffirmed the company's commitment to dividends as an important part of our shareholders' total return. This increase, despite the daunting economic conditions at the time, reflected the directors' confidence in RPM's performance and our strong cash flow.

Through the dividend and capital appreciation, RPM's total return to shareholders for the past five- and ten-year periods has once again significantly outperformed both the S&P 500 Index and our peer group, as reflected in the chart on the inside front cover of this annual report.

Dividends make up a significant part of many investors' total return. In fact, according to an article from the April 24, 2010 Wall Street Journal, dividends have provided more than 40 percent of the total returns of the S&P 500 over the last two decades. And because most are paid on a quarterly basis, they are a reliable source of income that consistently rewards investors.

Currently, the top U.S. tax rate on qualified dividends is 15 percent, a result of historic changes enacted in 2003 that classified dividends in the same category as capital gains. Previously, dividends were categorized with interest income and taxed at higher rates. This 2003 change made a great deal of sense in that the corporate profits in the U.S. are already taxed at globally high rates and then taxed again when shareholders receive dividends paid to them. The result is a double tax on shareholders who receive dividend income, either directly or through participation in income-oriented or value-based mutual funds.

These tax changes are set to expire at the end of this year, which will push the top U.S. dividend tax back up to 39.6% — unless Congress takes action. Should Congress fail to act, it will negatively impact both investors — particularly those, such as retirees, who count on dividends as part of their income — as well as the corporations in which they choose to invest.

Moreover, of the 91 corporations with a record of 30 years or more of annual cash dividend increases, as reported in the 2010 edition of *America's Finest Companies*, well over half are solid, successful and growing manufacturing companies like RPM – exactly the type of businesses our nation should nurture and support.

I urge you to write your U.S. Representative and Senators to support a continuation of the current dividend tax structure.

Acquisition Pace Accelerates

RPM subsidiaries completed five acquisitions that enhanced their product lines or expanded their geographic coverage during the past fiscal year and another shortly after the year closed. They include:

- Ascoat Contracting Pty. Ltd., a $5 million supplier and installer of polymer flooring systems in Australia. Already a distributor of Stonhard products, Ascoat was acquired by Stonhard on September 23, 2009;
- CDC Carboline India Pvt. Ltd., an $8 million manufacturer of corrosion protection and fireproofing products and a joint venture partner with our Carboline business in India. Carboline acquired a majority interest in this company, raising its ownership to 80 percent, on October 7, 2009;
- FibreGrid Limited, a United Kingdom-based $3.5 million supplier of fiberglass anti-slip safety products, which was acquired by Rust-Oleum on December 14, 2009;
- Universal Sealants (U.K.) Limited, a $55 million United Kingdom-based supplier of coatings and construction products and services for bridges and large infrastructure projects. The business, which will operate as a stand-alone unit of RPM's Performance Coatings Group, was acquired on January 19, 2010;
- Chemtec Chemicals B.V., a $6 million manufacturer of industrial cleaners and specialty coatings based in the Netherlands. Rust-Oleum acquired the business on March 3, 2010; and
- Hummervoll Industribelegg AS, an $11 million Norwegian supplier and installer of industrial flooring systems, which was acquired by RPM's Performance Coatings Group on June 10, 2010.

All of the transactions are expected to be accretive to earnings in our 2011 fiscal year.

Senior Operating Executive Transitions Announced

As we began our 2011 fiscal year, leadership changed at two of our industrial segment operating groups.

At our RPM Building Solutions Group (BSG), Randall J. Korach was named president, succeeding Jeffrey L. Korach, his father, who retired on June 1. Randy had been chief operating officer at BSG, and prior to that held various operational and management positions with Tremco Incorporated, including serving as president of its Global Sealants Division.

Jeff Korach joined RPM in 1984 when we acquired The Euclid Chemical Company. Now a 100-year-old business, it had been run since 1951 by his father, Lawrence, and Jeff had served it in various capacities since 1964. He was president of Euclid until 1997, when he became president of Tremco Incorporated, which RPM had just acquired from The BFGoodrich Company. He subsequently became president of RPM's BSG when it was formed in 2009.

When Jeff joined RPM, Euclid's sales were $10 million. At his retirement, Jeff was managing the $1.1 billion BSG consisting of Tremco Commercial Sealants and Waterproofing, Tremco Roofing & Building Maintenance, Weatherproofing Technologies Inc., Tremco illbruck International, Tremco Barrier Solutions and The Euclid Chemical Company.

At our RPM II Group, Michael D. Tellor was named president, succeeding Charles G. "Chuck" Pauli, who retired at the end of the fiscal year. Mike was formerly president of our Rust-Oleum Group until he took early retirement in fiscal 2008. Fortunately for RPM, Mike missed the challenges of running a business, and has elected to rejoin RPM to run the RPM II Group.

Chuck joined RPM in fiscal 1990, when we acquired Kop-Coat, Inc., where he was president and primary owner. Previously, he had spent 25 years with Koppers Company, former parent company of Kop-Coat, in a variety of technical, marketing and management positions. He became president of RPM II in fiscal 2000, and helped expand its global footprint while producing exceptional operating income results. This group consists of a number of entrepreneurial industrial companies, many of which are still run by their founders or the management team in place when RPM acquired them. Chuck was a true "keeper" of RPM's entrepreneurial culture during his 20 years at RPM.

We are indebted to Jeff and Chuck for contributing enormously to RPM's growth and success over decades; we welcome back Mike to the RPM family and we have the highest confidence in Randy as the leader of RPM's largest business group.

Fiscal 2011 Outlook Anticipates Growth in the Face of Economic Headwinds

RPM's fundamentals of sustainable growth certainly served the company well in the past 18 months of exceptionally poor economic conditions. Our entrepreneurial operating philosophy allowed our operating companies to respond quickly and decisively to overall economic deterioration. RPM's emphasis on leading brands helped the company's consumer businesses regain momentum and have a solid recovery in both sales and earnings in fiscal 2010. Our strong brands and expanding geographic presence are now helping the industrial segment regain its momentum, as reflected in the segment's sharply higher sales and operating income in the second half of the fiscal year.

In addition to our organic growth this past year, the pace of acquisitions accelerated and will continue to do so, especially with the benefit of our continuing strong free cash flow. The fundamental strength of a balanced business portfolio was borne out over the past two fiscal years as our smaller consumer segment recovered from the recession more quickly than the industrial segment. Finally, the growth of sustainability as both a market driver and a source of cost savings for our operating companies served us well during the downturn.

Economic conditions remain uncertain as we enter fiscal 2011, yet our confidence is bolstered by the company's performance in the face of adversity during the past two fiscal years. Unemployment remains at stubbornly high levels throughout the U.S. and in most of Europe. While existing home sales in the U.S. improved somewhat in calendar 2009 over 2008, they remain well below the levels of the mid-2000s. Gross private domestic fixed investment is lower than it has been since 2005, and actually declined in 2009 versus 2008, a reflection of continued weakness in commercial construction. New U.S. housing units completed remain well below historical norms. Meanwhile, the economic impact of the Gulf of Mexico oil spill is only beginning to be felt, but it is likely to be quite serious and long lasting.

Nonetheless, RPM's sustainable business model has been proven in good times and bad, which gives us confidence in expecting improved financial performance in the 2011 fiscal year, despite remaining challenges around the world. Entering 2011, we will be comparing our financial performance to a base of $3.1 billion in sales and $162.9 million in net income, or $1.26 per diluted share, reflecting lost sales and net income from the deconsolidated SPHC businesses. From that base, we expect to grow sales by approximately 4 to 5 percent, to about $3.25 billion. Earnings per diluted share are expected to grow in the 8 to 10 percent range to between $1.35 and $1.40.

▶ We remain confident in the ability of RPM associates to compete and thrive in the face of adverse market conditions, as they have done for decades. We appreciate the continued loyalty of our operating company customers, with whom we have partnered to take on the challenges of the past 18 months. To our shareholders, we expect to continue to earn your confidence by delivering a total return on your investment that exceeds both our peers and market averages.

With heartfelt thanks for your investment of time, talent and treasure in RPM,

Very truly yours,



Frank C. Sullivan
Chairman and Chief Executive Officer

August 23, 2010

Leading Brands

Brand leadership has been a foundation of RPM's success in both its consumer and industrial businesses for decades. With strong brands comes the opportunity to:

- Extend the brand through related product categories and new product development for existing categories,
- Build on success in existing markets by extending the geographic reach of the brands,
- Continue to grow market share by capitalizing on brand popularity, and
- Command a premium price in the marketplace.



TOP: Completed early in RPM's 2010 fiscal year, the Moses Mabhida Stadium in Durban, South Africa, was one of the stadia used in the 2010 FIFA World Cup soccer matches. Products from StonCor South Africa used in this award-winning structure included Fibergrate fiberglass grating for use on the stairs in the grand arch; Stonhard's Stonshield UTS flooring in the large industrial kitchens serving the facility; Flowcrete's Flowcoat Cascade Quartz flooring in restrooms and kiosks, and Ivory 400 line markings; and Pro-Struct adhesives, grouts and waterproofing for seating, structural repairs, grouting and protection for exposed perimeter concrete columns. • ABOVE: Fireboat Three Forty Three, named in remembrance of the 343 firefighters who lost their lives on September 11, 2001, was coated with Carboguard, Carbothane and Carbo Zinc products from Carboline. The $29 million fireboat, with its name fashioned from steel from the World Trade Center, is shown here at its christening on September 11, 2009 in Panama City, FL, where it was built.

The company's flagship consumer brands, Rust-Oleum, DAP and Zinsser, enjoy widespread public recognition. The DAP brand, for example, is recognized by 90 percent of homeowners, and recognition is even higher with contractors. At the same time, leading industrial brands, such as Tremco, illbruck, Stonhard, Flowcrete, Carboline and Euco, have exceptional recognition and respect in the markets they serve.

Rust-Oleum best exemplifies the ability of RPM's operating units to build their brands through product line extensions to expand their core product lines. When RPM acquired the Rust-Oleum consumer business in 1994, it was already the leading brand of consumer rust-preventative paint in the U.S. But, its product line consisted of only12 colors of these paints, and not much more. Today, Rust-Oleum is the North American brand and market share leader in consumer small project paints and related items, including garage and basement floor coatings, general purpose paints and coatings for a wide variety of specialty applications.

In addition to Rust-Oleum, other RPM consumer brands with the top share of their markets include DAP, Zinsser, Wolman and Testor.

On the industrial side, the Carboline brand of high-performance corrosion control coatings and fireproofing products are recognized worldwide. Carboline is extending the geographic reach of its brand by "following the steel" to reach its global customers in the petrochemical, offshore oil and gas, power, water and wastewater treatment, pipeline and storage terminal, and bridge and highway market segments. In today's global economy, it is commonplace for a large steel structure to be designed and specified in Europe or North America, with major components fabricated in multiple Asian countries, and the final installation taking place in yet another location. While Carboline products have been sold internationally for nearly 40 years, Carboline is adapting to changes in worldwide buying practices by enhancing its global presence, and improving its sales and market share in the process.

Other industrial brands with market leadership positions include Tremco, which is number one in the North American high-end institutional roofing market and number two in construction sealants; illbruck, with a leading market share in Europe for construction sealants and tapes; and Stonhard, which has the largest global market share in high performance polymer coatings for industrial and commercial use.

ABOVE: Most of RPM's hundreds of brands are leaders in the markets they serve. • RIGHT: A new television ad campaign from Rust-Oleum is designed to broaden its total market. Shown here is the concluding frame of one spot, which is airing this summer and fall on network and cable stations, such as ESPN, ABC Prime, TBS, DIY and the History Channel. The television campaign is supported with national print advertising.


RUST-OLEUM
THIS CHANGES EVERYTHING.

INDUSTRIAL



Balanced Business Portfolio

As a holding company, RPM operates a portfolio of businesses that have many commonalities that include:

- Chemistry used to manufacture their products,
- Raw materials necessary to produce these products,
- Relatively low capital spending requirements,
- A strong emphasis on customer service as a differentiator in their respective marketplaces,
- Market leadership, and
- Value-added pricing.

However, the end markets of these businesses vary widely, as do economic factors that impact on their sales and earnings.

Over the past decade, RPM's industrial segment has accounted for roughly two-thirds of the company's sales, with the consumer segment making up the remainder.

Economic factors driving the industrial segment's growth include:

- **Global energy demand.** RPM operating units participate heavily in both offshore oil drilling and petroleum refining; in conventional coal, nuclear and gas-fired electric generating facilities; and in newer, renewable electric generation facilities, including wind and solar power.
- **Infrastructure spending.** As developed countries rebuild their infrastructure and emerging economies construct their own, many RPM industrial businesses benefit. They are actively involved in highway and bridge construction and repair; water and sewer system rebuilding; electric and gas distribution; and airports and seaports.
- **Commercial construction and renovation,** which remains a vast market, despite its vulnerabilities evidenced in the current economic downturn. Much of the market's current softness is due in large part to tightened credit markets, but it is expected to rebound as economic recovery continues.

CONSUMER



OPPOSITE PAGE: The Palace of Fine Arts in Mexico City is undergoing a major waterproofing effort incorporating products from Euclid Chemical Company and Tremco. Commercial structure renovation is a major market for both operating units. The museum, which opened in 1934, is considered the largest cultural building in Mexico City. • OPPOSITE PAGE, INSET: A school in Ft. Worth, TX, utilizes Stonhard Stonshield SLT flooring with a tweedy and earthy look combined with large windows to integrate the outside environment with the classrooms. • ABOVE: Rust-Oleum products, including Chalkboard Paint, Appliance Epoxy, Stops Rust, Varathane Floor Finish and Watco Butcher Block Oil, make this kitchen family-friendly. • LEFT: Copper and Tequila Gold colors from Modern Masters' Metallic Paint Collection help turn this Las Vegas home into a showcase.

- **Maintenance and repair.** This huge market is less affected by deteriorating economic conditions than new construction, and provides an element of stability to the company's industrial segment.

RPM's consumer products are sold primarily in North America, with a strong emerging presence in the United Kingdom. Consumer product sales are driven by:

- **Growth in the stock of existing housing and its turnover.** Maintenance, repair and redecoration needs fuel the growth of RPM's consumer product lines and those needs are often associated with residential turnover.
- **New home sales.** Although not a primary driver of RPM consumer product sales, certain lines, including those of DAP and Zinsser, participate in this market and are affected by it.

The balance between industrial and consumer lines within RPM's portfolio of companies, along with the diversity of market factors affecting each, has historically generated strong growth for the company as a whole. For most of this decade, both business segments posted growing revenues, with industrial businesses experiencing generally higher growth rates for most of this time. Consumer sales began to soften in fiscal 2008, and sales by both segments were impacted by the deep recession in effect during the company's 2009 fiscal year. The consumer segment emerged more quickly from the overall economic downturn as sales resumed growth in fiscal 2010, while industrial results began a sharp recovery in the second half of fiscal 2010.

Organic and Acquisition Growth




ZINSSER
zero
PRIMER
FOR ALL SURFACES
ZINSSER
1-2-3 plus
PRIMER
FOR ALL PROJECTS

LEFT: Stainless Steel, a Rust-Oleum Specialty finish, contains stainless steel pigments to achieve a rich metallic finish that is durable enough for indoor or outdoor use. Often used on kitchen appliances, it can provide a unique look to furniture as well. • ABOVE: Another Rust-Oleum Specialty finish, Tub & Tile Refinishing Kit, is an epoxy-based formula for beautifying ceramic, porcelain and fiberglass surfaces. • ABOVE, TOP: Zinsser Bulls Eye Zero, an eco-friendly formula with no volatile organic compounds, offers "best in class" performance for all interior and exterior surfaces, while Bulls Eye 1-2-3 Plus is an advanced technology water-based primer that blocks water stains. • BELOW, LEFT: Rust-Oleum's Universal and Painter's Touch small project paints are leading the brand's growth in the United Kingdom. All of these product line extensions contribute to organic growth of two of RPM's leading consumer brands.


PAINTER'S Touch
UNIVERSAL

RPM also achieves sustainable growth through internal initiatives and acquisitions.

Organic growth includes factors such as:

- Adding internally developed complementary product lines and services,
- Expanding geographic reach,
- Capturing additional market share from competitors,
- Providing high-value products and services that command premium pricing in the marketplace, and
- Creating entirely new markets by addressing a previously unmet demand.

Some examples of the leading organic growth initiatives of the past year include:

- Accelerating growth of the Rust-Oleum consumer brand in the United Kingdom. This process began with products imported from the U.S. in fiscal 2008. It continued with an investment in manufacturing in the latter part of fiscal 2009. By emphasizing differentiated products, such as Universal and 2X, Rust-Oleum has quickly captured a significant market share, with expectations for continuing rapid growth over the next few years.
- Tremco roofing's growth in building envelope solutions and sustainable products. The unit's impact in the marketplace is strengthened by its 600-person technical services staff, easily the industry's largest.
- Carboline's emphasis on its fireproofing products for offshore oil platforms. Building on its strong reputation for high performance corrosion control coatings in this industry, Carboline fireproofing products address an even greater danger to offshore oil rigs than corrosion.

RPM is a leading consolidator in the coatings industry, having completed 32 transactions in the past five years with an investment of more than $500 million. Acquisitions typically fit into one of three categories:

- **Synergistic,** which are primarily product line additions acquired by RPM operating companies. The objective is to accelerate top-line growth by providing these newly acquired lines with enhanced sales and distribution capabilities.
- **Entrepreneurial,** which are businesses that complement one of the company's existing growth platforms, and which continue to operate as free-standing business units. Typically, they continue to be managed by the team in place at the time of acquisition. Today, one-third of RPM operating companies are lead by the original founder or a second or third generation family member.
- **Strategic,** which are larger transactions that provide RPM with a major entry into a new marketplace, either by geography or product focus, or both.

RPM's pace of acquisitions increased in fiscal 2010, aided by a strong liquidity position, increasing interest on the part of sellers and some long-standing corporate development efforts coming to fruition. Businesses with sales approaching $90 million were acquired in fiscal 2010 and shortly after the year ended.

Most of these acquisitions were in the entrepreneurial category, with existing management continuing to run the operations.

Businesses joining the Performance Coatings Group included a Norwegian industrial flooring systems provider and a United Kingdom-based supplier of waterproofing systems, protective coatings, expansion joints and concrete repair products for bridges, tunnels, railways and other major infrastructure projects. Additionally, the Stonhard business unit acquired its Australian distributor and Carboline increased its ownership to 80 percent in its joint venture in India.

Rust-Oleum added to its industrial business in Europe through acquisition of a supplier of fiberglass anti-slip safety products in the United Kingdom and a Dutch manufacturer of industrial cleaners and specialty coatings.

Acquisitions and Joint Ventures


HUMMERVOLL
INDUSTRIBELEGG AS

Hummervoll Industribelegg AS — Norway
Acquired by: Performance Coatings Group
Date acquired: June 10, 2010
Sales: $11 million


FibreGrid Limited
Creating a Safer Environment

FibreGrid Limited — United Kingdom
Acquired by: Rust-Oleum
Date acquired: December 14, 2009
Sales: $3.5 million


CHEMTEC chemicals bv
producer of advanced technology

Chemtec Chemicals B.V. — The Netherlands
Acquired by: Rust-Oleum
Date acquired: March 3, 2010
Sales: $6 million


carboline

CDC Carboline India Pvt. Ltd. — India
Joint venture with: Carboline
Date acquired: October 7, 2009
Sales: $8 million


USL

Universal Sealants (U.K.) Limited — United Kingdom
Acquired by: Performance Coatings Group
Date acquired: January 19, 2010
Sales: $55 million


ASCOAT
INDUSTRIAL FLOOR SURFACING

Ascoat Contracting Pty. Ltd. — Australia
Acquired by: Stonhard
Date acquired: September 23, 2009
Sales: $5 million


HUMMERVOLL
INDUSTRIBELEGG A/S




USL

TOP: Hummervoll Industribelegg, which serves both onshore and offshore markets with concrete- and epoxy-based flooring systems, was acquired by RPM Performance Coatings Group in June. • MIDDLE: Decking strips from FibreGrid, acquired by Rust-Oleum in December, provide anti-slip safety properties to stairs. • LOWER: USL, which was acquired by RPM's Performance Coatings Group in January, meets stringent deadlines on this road and bridge project by utilizing 12 crews per shift and working three shifts per day. • BELOW: As Stonhard's Australian distributor and installer for many years, Ascoat has provided its market with Stonhard polymer flooring products such as Stonblend GSI, shown here in a high school cafeteria application. • BELOW, INSET: Pyrocrete 239, supplied by CDC Carboline India, provides fire protection and acoustical properties for structures in the Kharadi Knowledge Park in Pune, India.


Copyright © 2010 Navdeep Soni Photography

Entrepreneurial Operating Philosophy

Visitors to RPM's corporate headquarters in Medina, Ohio, are often taken aback by its relatively small physical footprint and by its 63-person staff, considering that more than $3.4 billion in annual sales are reported through these offices. The lean corporate staff results from an intentional division of labor between RPM's operating units and its executive management team.

The corporate office handles only those functions where a centralized approach makes sense. These include finance and treasury, which deals with the company's bankers, rating agencies, outside auditors and other financial audiences; human resources, which coordinates health insurance, pension, 401(k) and other benefits throughout the U.S. and advises on these areas in other countries; legal, which coordinates filings with the Securities & Exchange Commission and other government bodies and manages the company's litigation; information technology, which assures smooth electronic communication between business units, manages the corporate website and develops platforms for subsidiary websites; and insurance, which handles master purchasing of property and casualty coverage for all RPM facilities. Additionally, functions such as corporate planning, corporate development, public relations, investor relations, environmental affairs and community relations are also performed centrally.

With these many administrative duties handled corporately, operating companies can focus their attention on their customers and employees through sales, marketing, customer service, product development, technical support, research and development, along with employee training, development and compensation management. The result of this organizational structure is a culture of entrepreneurship that permeates the operating companies. The entrepreneurial culture fosters rapid response to changing market conditions, customer needs and new opportunities.

This culture is also a principle attraction that RPM brings to a private company whose owners have reached a point where they would like to sell their business for financial or succession reasons, and who want to assure that their legacy includes continuation of strong customer and employee relationships. Often, the owners themselves wish to remain with the business and continue to grow it, while assuring a smooth transition to the next generation of leadership. In fact, of the six acquisitions completed over the past year, existing management remains in place at five.


RPM
Operating Companies
Customers
• finance/treasury
• insurance & benefits
• planning
• information technology
• environmental affairs
• public relations & investor relations
• legal
• sales & marketing
• customer service
• product development
• technical support
• research & development
• employee training, development and compensation management



A Case in Point: Universal Sealants (ABOVE)

Universal Sealants (U.K.) Ltd. (USL) was founded by twin brothers George and John Paxton in 1981 and was acquired by RPM Performance Coatings Group in fiscal 2010. Headquartered in Washington (Newcastle), England, USL manufactures, markets and installs expansion joints and waterproofing systems for construction and repair of bridge decks and parking structures. The company enjoys a leading market share in these niche markets in the United Kingdom and Ireland, and has a growing presence in the Middle East. Annual sales are approximately $55 million.




illbruck

When RPM acquired the business, it was owned by George Paxton and a trust of surviving family members of John Paxton. George continues to lead USL, along with two co-managing directors and his son. The synergies between USL and other RPM industrial businesses include:

- Similarities between USL's direct selling and product installation/application approach to the bridge market and Stonhard's "supply and apply" approach for industrial and commercial flooring;
- RPM's Middle East presence and experience, which can accelerate the traction of USL in those markets;
- Common product chemistries and opportunities for manufacturing efficiencies and raw material cost savings; and
- Opportunities to partner with Flowcrete, another United Kingdom-based RPM unit and to expand into the U.S. market.

OPPOSITE PAGE: RPM's entrepreneurial operating philosophy emphasizes a focus on the customer. • TOP: USL operatives set rails for an expansion joint in place on the M6 highway in Bromford, United Kingdom. • ABOVE, LEFT: Tremco's ENERGY STAR qualified Rock-It Roof Surfacing System features brilliant white gravel set in white adhesive. It reflects sunlight and saves on cooling costs, while providing superior fire resistance and improved wind and hail damage protection. Tremco is part of RPM's Building Solutions Group (BSG), of which Randall Korach is president. He is a third-generation Korach family member to be part of RPM since the company acquired the Korach family's Euclid Chemical business in 1984. • ABOVE, RIGHT: Tremco illbruck is another key unit of the RPM BSG. It continues to be managed by Reiner Eisenhut, who served as general manager of illbruck when RPM acquired it in 2005.

Sustainable Products and Processes

"Sustain: to keep in existence, maintain"
– American Heritage Dictionary

Sustainability. The term has as many meanings as there are businesses. Generally, they tie back to a company's products and processes. At RPM, the company also looks at sustainability through a broader lens by applying its principles to its employees, communities and their impact on RPM's financial growth.

In so doing, RPM focuses on what it has identified as the five "Ps" of sustainability – products, processes, people, place and prosperity.

In keeping with the company's decentralized structure, the execution of these five "Ps" is carried out by its operating companies. Because, at RPM, it is believed that the foundation of sustainable business practices is most effective at the operating level, which is closest to the markets and individual customers the company serves.

Products

Many of RPM's products and services help its customers minimize their environmental footprint. Energy efficiency, zero landfill via the three "Rs" (reduce + reuse + recycle), renewable resource use, greener chemistry, life cycle analysis based on outcomes, LEED support and emissions reductions are just some of the customer expectations the company meets every day.

Sustainability Statement

At RPM, sustainability is more than simply "greening" our products and operations. It is much broader. Sustainability is about the continued existence and growth of our business to the benefit of our customers, employees, suppliers, communities and shareholders. RPM applies the principles of sustainability through its:

- **Products.** They help our customers minimize their environmental footprint.
- **Processes.** We proactively manage our operational impact on the environment.
- **People.** We hire the best and create an atmosphere that will keep them.
- **Place.** We help our communities flourish.
- **Prosperity.** We reward our shareholders by continually growing the business.

Below are a few specific examples from among the hundreds offered by its operating companies:

- DAP, Tremco and illbruck caulks and sealants improve the insulation of buildings and homes;
- Tremco's sustainable roofing solutions, including vegetated, cool, photovoltaic and zero-landfill roof replacements;
- Canam building envelope diagnostics and consulting services, along with air barrier solutions; and
- Zinsser's DIF Ultra Concentrated Wallpaper Stripper, Rust-Oleum's Sierra Performance Coatings and many other products have zero volatile organic compounds and are free of hazardous air pollutants.

continued on page 19



LEFT: Kiowa County Memorial Hospital in Greensburg, KS, which several RPM companies are helping to rebuild, will be the nation's first LEED Platinum critical access hospital. • OPPOSITE PAGE, BOTTOM LEFT: A Tremco daylighting system will help comfort patients and reduce lengths of stay. • OPPOSITE PAGE, BOTTOM RIGHT: The hospital entranceway features insulated glass and Tremco sealants.

Building America's Greenest Town (OPPOSITE PAGE AND BELOW)



An EF-5 tornado leveled 95% of Greensburg, Kansas, in 2007, leaving most of its 1,200 surviving inhabitants homeless. Rather than abandon the town, the residents vowed to rebuild it as a model green community. Through its sustainable building materials and expertise, RPM was uniquely positioned to respond to Greensburg's needs and has been a key member of the team leading this reconstruction effort.

RPM subsidiaries involved and the products they are providing include: Tremco sealants, roofing systems and waterproofing; DAP caulks, sealants and adhesives; Euclid Chemical concrete admixtures; Stonhard flooring systems and Dryvit exterior insulation and finish systems.

These products are being used to construct model eco-homes and top-level LEED-certified (Leadership in Energy and Environmental Design) city and county structures such as city hall, courthouse, hospital, county jail, school, business incubator, county commons and visitor center. LEED is a rating system developed by the U.S. Green Building Council that verifies sustainable green building projects.

Upon completion, which is slated for 2011, Greensburg will have more than 30 LEED-certified buildings achieving 30% energy savings and the highest density of LEED Platinum projects in the country, with energy savings in the 40-50% range.




STONHARD

Recyclable Packaging a Winner (ABOVE)

By transitioning its product packaging from aluminum pails to innovative cardboard boxes with plastic liners, Stonhard created a winning situation. The boxes cost less to produce, require much less space to store and can be easily broken down for recycling once they've been emptied on the job site. This unique packaging prevents more than 4.8 million one-gallon pails and quart cans from being dumped into landfills annually.

A History of Sustainability (TOP AND INSET)

RPM has a long history of sustainability through its many products that renew, repair and protect materials and provide energy efficiency. Some, pictured above, include: Rust-Oleum's small project paints, which repair and maintain items around the home to give them new life; DAP's caulks and sealants that make homes and buildings more energy efficient; and Carboline's corrosion control coatings, which have protective qualities that extend the life of materials and allow them to operate in harsh environments.

Renovation Slashes Flowcrete's Energy Use by 93% (BELOW)

Seamless flooring solutions provider Flowcrete completed a multi-million dollar sustainable renovation to its UK-based headquarters in April that reduced its energy consumption by 93%, as compared to its previous offices.

A number of energy-saving products used on the new structure were sourced from multiple RPM companies. They include air barrier and window sealants from Tremco Commercial Sealants & Waterproofing, a vegetated roof with waterproofing from Tremco Roofing & Building Maintenance and an exterior insulation system from Dryvit.

The green roof is comprised of a living carpet of plants and will absorb carbon dioxide, add thermal insulation and provide an environment for native birds, insects and other wildlife. It will also absorb up to 75% of rainfall, which solves the problem of flash flooding caused by previous drainage issues.

Wind catching technology, solar powered vents and opening window lights create natural ventilation, while Flowcrete resin floor finishes incorporate recycled glass and mirrors to enhance light reflectivity of the floor and reduce its carbon footprint. Of course, Flowcrete utilized its own energy efficient Isowarm underfloor heating system in the construction. Its use of hot water from an air source heat pump eliminates the use of boilers and keeps costs and environmental impact to a minimum. The building has no air conditioning, but instead is cooled by reversing the underfloor heating system so that it absorbs heat.

A video of the building renovation and construction can be viewed at www.youtube.com/FlowcreteTV.

BELOW, LEFT: Flowcrete's new headquarters is energy efficient and designed with the latest sustainable features. • BELOW, MIDDLE: In addition to being green, it is also a showcase for Flowcrete's various floor finishes. • BELOW, RIGHT: The building's internal lights react to natural daylight levels to minimize energy use. • BOTTOM: The outdoor courtyard, featuring Flowcrete flooring, provides a bright, airy meeting and relaxation space for employees.

Tremco: Building Green on Green (OPPOSITE PAGE)

Tremco has been providing its customers sustainable building solutions for decades. It is now applying its green technologies, along with those of other RPM businesses, to its own headquarters, located on the aptly named Green Road. Originally built in 1970, it is undergoing a multi-million dollar top-to-bottom renovation that will transform the structure into a showcase of sustainability. The products and services provided by the businesses involved include:

- Interior air sealing by Canam Building Envelope Specialists;
- Decorative concrete from Increte Systems, a division of Euclid Chemical Company;
- Sealants, gaskets, engineered transition assemblies and air barrier by Tremco Commercial Sealants & Waterproofing;
- Vegetated and cool roofing systems from Tremco Roofing & Building Maintenance;
- Outsulation insulated exterior wall cladding system by RPM sister company Dryvit Systems, Inc.; and
- General contracting, utilizing sustainable construction best practices, by Tremco subsidiary WTI.

The objectives of the building renovation are to improve energy efficiency, conserve water, reduce operational costs, provide a healthier facility for employees, reduce the company's carbon footprint and recycle materials to minimize waste. The building transformation is being chronicled with stories, photos and videos at www.TremcoGreenHQ.com.



Other green initiatives on the Tremco office campus include a windmill in the parking lot and a cool/photovoltaic roof on an adjacent building.











Processes

When it comes to RPM's internal operations, the expectations for sustainability are simple: lead by example. The company's operating businesses do so by taking a proactive approach to managing their environmental impact. Among recent highlights are:

- **Packaging material and waste reduction.** Stonhard and Flowcrete have moved from rigid metal pails to flexible pouches that cost less to produce and ship, require less storage space and are easily recycled.
- **Sustainable innovation.** Tremco's sealants business incorporates sustainability at the very forefront of its product innovation process, which includes the reduction and elimination of chemicals of concern.
- **Energy-saving systems.** Corporate-wide, RPM has audited and improved the systems that use the most energy, such as those for compressed air use, heating and cooling, water and facility control. Lighting upgrades, for example, have resulted in annual energy and maintenance savings of nearly $500,000 with an average return on investment in only two years.
- **Water recycling.** DAP's Baltimore manufacturing facility has reduced water consumption by 50%, or 19.2 million gallons over the past four years, by taking water that cools its mixers, running it through a chiller and reusing it.

People

When considering employees from the perspective of sustainability, RPM founder Frank C. Sullivan was ahead of his time. His philosophy, when he established the company in 1947, was to "Hire the best people you can find. Create an atmosphere that will keep them. Then, let them do their jobs." RPM continues to practice this philosophy today by providing its employees with:

- Compensation and benefits designed to reward and retain them;
- An indoctrination into the company's culture and values, plus an understanding of the RPM structure and their important role within it;
- A safe and healthy workplace;
- A work environment grounded in ethical practices, fairness, integrity and respect; and
- Equal employment opportunities with no tolerance for discrimination or harassment.

These practices are sustainable in that they enable RPM to continue to hire the best employees and retain them through the course of their careers.

Place

RPM has nearly 9,000 employees and 77 manufacturing facilities in 20 countries. Regardless of where they are located, the company strives to be a good corporate citizen and sustain the communities that have welcomed it by:

- Supporting charities, civic causes and economic development;
- Providing of its associates' time and talent, in addition to financial resources;
- Operating safely and being respectful of its neighbors;
- Working to minimize the environmental impact of its operations and products; and
- Complying with all laws and regulations.

Through these actions, RPM makes a positive difference in the communities in which it operates and helps them to thrive.

Prosperity

Embracing sustainability by way of RPM's products, operations, people and communities is certainly rewarding on many levels. A positive byproduct of these efforts is that they extend to RPM's bottom line, thus allowing its shareholders to continue to prosper.

For 57 of the last 61 years, the company has produced record earnings per share. It has increased its dividend for 36 consecutive years, enabled by its continued strong cash from operations, which was $204 million in fiscal 2010. This sustained dividend performance places RPM in an elite category. Of all 19,000 publicly traded U.S. companies, only 56 other companies, besides RPM, have consecutively paid an increasing annual dividend for this period of time or longer, according to the 2010 edition of *America's Finest Companies*. Investors who have held RPM stock for 25 years now enjoy a 24% dividend yield on their original investment. In addition, RPM's total return to shareholders, including both capital appreciation and reinvestment of dividends, has considerably outperformed its peer group and the S&P 500 Index for the past five- and ten-year periods (see inside front cover).

As the above demonstrate, long-term shareholders, in particular, have been rewarded for their confidence in RPM by this consistent, sustainable performance.

Global Operations

(Dollars in thousands)

Asia/Pacific

Sales	$101,633
Assets*	$ 14,198
Employees	125
Square feet of operations	105,745

North America

Sales	$2,412,789
Assets*	$1,094,125
Employees	5,552
Square feet of operations	6,493,860


RPM

Europe

Sales	$692,620
Assets*	$415,411
Employees	2,469
Square feet of operations	2,248,267

South America/ Latin America

Sales	$98,977
Assets*	$10,679
Employees	483
Square feet of operations	275,173

Africa/Middle East

Sales	$106,697
Assets*	$ 20,875
Employees	244
Square feet of operations	262,338

Operating in global markets of approximately $170 billion for its coatings, sealants and building materials, the growth opportunities for RPM are vast. As the map above indicates, the company continues to seize upon these opportunities, both domestically and abroad.

Behind organic sales efforts, as well as through acquisitions, RPM continues to expand its global footprint – particularly in established European economies, but also in high-growth emerging markets such as Latin America, India and China. During its fiscal 2010 year, approximately 61% of RPM's sales came from the U.S. with the remaining 39% being generated internationally.

RPM delivers to these markets through its approximately 9,000 dedicated employees around the world who operate its 77 manufacturing facilities in 20 countries.

* Assets are long lived and include all non-current assets, excluding non-current deferred income taxes.



Financial Section
Contents

See Fold-Out Cover for Selected Financial Data

Management's Discussion and Analysis of Results of Operations and Financial Condition

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2) for further information). Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

We have identified below the accounting policies and estimates that are the most critical to our financial statements.

Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its local currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we will reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar were to weaken, foreign exchange translation gains could result, which would favorably impact accumulated other comprehensive income. Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.

As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans, on a consolidated basis, are treated as being analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we will no longer record foreign exchange gains or losses on such intercompany loans.

Goodwill

We test our goodwill balances at least annually, or more frequently as impairment indicators arise, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below our operating segments. We perform a two-step impairment test. In the first step, we compare the fair value of each of our reporting units to its carrying value. We have elected to perform our annual required impairment tests, which involve the use of estimates related to the fair market values of the reporting units with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market values of reporting units requires our use of estimates and assumptions.

We use significant judgment in determining the most appropriate method to establish the fair values of each of our reporting units. We estimate the fair values of our reporting units by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions, which include the application of third-party market value indicators and the computation of discounted future cash flows for each of our reporting unit's annual projected earnings before interest, taxes, depreciation and amortization ("EBITDA"). For each of our reporting units, we calculate a break-even multiple based on its carrying value as of the testing date. We then compare each reporting unit's break-even EBITDA market multiple to guideline EBITDA market multiples applicable to our industry and peer group, the data for which we develop internally and through third-party sources. The result of this analysis provides us with insight and sensitivity as to which reporting units, if any, may have a higher risk for a potential impairment.

We then supplement this analysis with an evaluation of discounted future cash flows for each reporting unit's projected EBITDA. Under this approach, we calculate the fair value of each reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired. An indication that goodwill may be impaired results when the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit. At that point, the second step of the impairment test is performed, which requires a fair value estimate of each tangible and intangible asset in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates, revenue growth rates, including assumed terminal growth rates, and operating margins used to project future cash flows for each reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting units. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for each reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.

Our annual goodwill impairment analysis for fiscal 2010 did not result in any impairment loss. The excess of fair value over carrying value for reporting units as of March 1, 2010, ranged from approximately $3.4 million (for a new reporting unit acquired within the last 12 months) to $647.1 million. In order to evaluate the sensitivity of the fair value calculations of our goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. This hypothetical 5% decrease would result in excess fair value over carrying value ranging from approximately $0.3 million to $603.7 million for our reporting units. Further, we compare the sum of the fair values of our reporting units resulting from our discounted cash flow calculations to our market capitalization as of our valuation date. We use this comparison to further assess the reasonableness of the assumptions employed in our valuation calculations. As of the valuation date, the sum of the fair values we calculated for our reporting units approximated our market capitalization. Our goodwill impairment analysis for fiscal 2009 resulted in an impairment charge related to a reduction in the carrying value of goodwill relating to our Fibergrate reporting unit by $14.9 million to approximately $23 million, which resulted primarily from soft domestic commercial construction sales impacting this reporting unit during fiscal 2009.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

Other Long-Lived Assets

We assess identifiable, non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying values of these assets may not be recoverable over their estimated remaining useful lives. Factors considered important in our assessment, which might trigger an impairment evaluation, include the following:

- significant under-performance relative to historical or projected future operating results,
- significant changes in the manner of our use of the acquired assets,
- significant changes in the strategy for our overall business, and
- significant negative industry or economic trends.

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. Our fiscal 2010 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss; however, our fiscal 2009 annual impairment tests of these assets resulted in an impairment loss of $0.5 million related to the reduction in carrying value of one of our tradenames. This loss was primarily the result of continued declines in sales and projected sales in one of our businesses, which operates primarily in the residential housing market. We also performed a recoverability test with respect to the assets of both of our entities that incurred goodwill or other intangible asset impairments during fiscal 2009. The tests included the comparison of our estimation of undiscounted future cash flows associated with these businesses to their respective book value as of the date of our annual impairment tests. No impairment losses were required as a result of either of these tests for recoverability.

Income Taxes

Our provision for income taxes is calculated using the liability method, which requires the recognition of deferred income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In determining the adequacy of valuation allowances, we consider cumulative and anticipated amounts of domestic and international earnings or losses, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences. We intend to maintain any recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.

Further, at each interim reporting period, we estimate an effective income tax rate that is expected to be applicable for the full year. Significant judgment is involved regarding the application of global income tax laws and regulations and when projecting the jurisdictional mix of income. Additionally, interpretation of tax laws, court decisions or other guidance provided by taxing authorities influences our estimate of the effective income tax rates. As a result, our actual effective income tax rates and related income tax liabilities may differ materially from our estimated effective tax rates and related income tax liabilities. Any resulting differences are recorded in the period they become known.

Contingencies

We are party to claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. Due to the inherent uncertainties in the process undertaken to estimate potential losses, we are unable to estimate an additional range of loss in excess of our accruals. While it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated; therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Several of our industrial businesses offer extended warranty terms and related programs, and thus have established a corresponding warranty liability. Warranty expense is impacted by variations in local construction practices and installation conditions, including geographic and climate differences.

Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations, which govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available and involves our significant judgment. The actual income tax liability for each jurisdiction in any year can be, in some instances, determined ultimately several years after the financial statements have been published.

We maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures can also be affected by changes in applicable tax laws or other factors, which may cause us to believe a revision of past estimates is appropriate. We believe that appropriate liabilities have been recorded for income tax exposures; however, actual results may differ materially from our estimates.

Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer's financial conditions.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.

Marketable Securities

Marketable securities, included in other current and long-term assets, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders' equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's amortized cost or cost, as appropriate, exceeds its related market value.

Pension and Postretirement Plans

We sponsor qualified defined benefit pension plans and various other nonqualified postretirement plans. The qualified defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2010 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International	
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate				
Increase (decrease) in expense in FY 2010	$ (2.6)	$ 3.0	$ (1.3)	$ 1.3
Increase (decrease) in obligation as of May 31, 2010	$ (27.1)	$ 30.1	$ (17.7)	$ 25.9
Expected Return on Plan Assets				
Increase (decrease) in expense in FY 2010	$ (1.1)	$ 1.1	$ (1.0)	$ 1.0
Increase (decrease) in obligation as of May 31, 2010	N/A	N/A	N/A	N/A
Compensation Increase				
Increase (decrease) in expense in FY 2010	$ 2.1	$ (1.9)	$ 0.9	$ (0.6)
Increase (decrease) in obligation as of May 31, 2010	$ 10.3	$ (9.4)	$ 5.3	$ (4.8)

Based upon May 31, 2010 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International	
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate				
Increase (decrease) in expense in FY 2010	$ -	$ -	$ (0.2)	$ 0.2
Increase (decrease) in obligation as of May 31, 2010	$ (0.6)	$ 0.7	$ (2.4)	$ 3.1
Healthcare Cost Trend Rate				
Increase (decrease) in expense in FY 2010	$ -	$ -	$ 0.2	$ (0.2)
Increase (decrease) in obligation as of May 31, 2010	$ 0.4	$ (0.3)	$ 3.2	$ (2.5)

BUSINESS SEGMENT INFORMATION

Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our five operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the Company and evaluate performance. These five operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to earnings (loss) before interest and taxes ("EBIT") as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. Over the past several years, a number of product lines included within our RPM II/Consumer Group were either sold to third-parties or reassigned to other operating segments within our consumer reportable segment to better align with how management views our business. After a comprehensive review and analysis of the remaining product lines in the RPM II/Consumer Group and the current customer base and markets served, it was determined that these remaining businesses are more appropriately accounted for in our RPM II/ Industrial Group. Total net sales for these businesses approximated 3.0% of consolidated net sales for the year ended May 31, 2009. The financial statements and notes contained herein reflect the reclassification of these product lines to the RPM II/Industrial Group (now referred to as the RPM II Group) for all periods presented.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — our Building Solutions Group, Performance Coatings Group, and RPM II Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment's major manufacturing and distribution operations are located primarily in North America. Consumer segment products are sold throughout North America directly to mass merchants, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises two operating segments — our DAP Group and our Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; and wood stains.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31	2010	2009	2008
Net Sales			
Industrial Segment	$ 2,328,194	$ 2,367,401	$ 2,472,421
Consumer Segment	1,084,522	1,000,766	1,171,370
Consolidated	$ 3,412,716	$ 3,368,167	$ 3,643,791
Gross Profit			
Industrial Segment	$ 1,008,147	$ 988,262	$ 1,048,221
Consumer Segment	427,228	364,827	450,316
Consolidated	$ 1,435,375	$ 1,353,089	$ 1,498,537
Income (Loss) Before Income Taxes[a]			
Industrial Segment			
Income Before Income Taxes[a]	$ 225,528	$ 180,395[e]	$ 267,424
Interest (Expense), Net[b]	(1,709)	(582)	(2,011)
EBIT[c]	$ 227,237	$ 180,977	$ 269,435
Consumer Segment			
Income Before Income Taxes[a]	$ 147,019	$ 97,279	$ 146,602
Interest (Expense), Net[b]	37	(4,623)	(5,628)
EBIT[c]	$ 146,982	$ 101,902	$ 152,230
Corporate/Other			
(Expense) Before Income Taxes[a]	$ (104,093)	$ (96,806)	$ (380,019)[d]
Interest (Expense), Net[b]	(50,025)	(55,049)	(44,372)
EBIT[c]	$ (54,068)	$ (41,757)	$ (335,647)
Consolidated			
Income Before Income Taxes[a]	$ 268,454	$ 180,868	$ 34,007
Interest (Expense), Net[b]	(51,697)	(60,254)	(52,011)
EBIT[c]	$ 320,151	$ 241,122	$ 86,018

(a) The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b) Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c) EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets' analysis of our segments' core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(d) The asbestos charges, totaling $288.1 million in fiscal 2008, are reflected in Corporate/Other, and relate to our Bondex International, Inc. subsidiary (see Note A(2) and Note I to the Consolidated Financial Statements).

(e) Our industrial reportable segment results for fiscal 2009 reflect the impact of impairment losses resulting from the reduction in carrying values of goodwill and other intangible assets, totaling $15.5 million (see Note A(10) to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Fiscal 2010 Compared with Fiscal 2009

Net Sales On a consolidated basis, net sales of $3.41 billion for the year ended May 31, 2010 increased 1.3%, or $44.5 million, over net sales of $3.37 billion for the year ended May 31, 2009. The organic growth in sales in fiscal 2010 amounted to 0.3%, or $10.7 million, of the growth in net sales over the prior year's result, which includes the impact of net favorable foreign exchange rates year over year, which amounted to 1.1%, or $35.8 million, and favorable pricing of 0.2% or $7.5 million, which were partially offset by volume-related declines approximating 1.0% or $32.6 million. Foreign exchange gains resulted from the weak dollar against nearly all major foreign currencies, with the majority of the gains resulting from the stronger euro and Canadian dollar. Seven acquisitions over the past year provided 1.0% of sales growth over last year's sales, or $33.8 million.

Industrial segment net sales, which comprised 68.2% of consolidated net sales for fiscal 2010, totaled $2.33 billion, representing a decline of 1.7% from $2.37 billion during fiscal 2009. This segment's net sales decline resulted primarily from lower organic sales, which accounted for 3.0% of the sales decline from prior year's sales. That 3.0% decline was driven by lower sales volume of 4.2% or $98.5 million, and was partially offset by net favorable foreign exchange differences of 1.2% or $28.8 million. Six small acquisitions provided an additional 1.3% or $30.9 million to this segment's net sales during 2010 versus the same period a year ago. The pure unit organic sales decline in the industrial segment resulted primarily from declines in our industrial product lines, especially those exposed to the domestic commercial construction market, which we expect will turn around during the second half of fiscal 2011. A few of our industrial segment product lines, including roofing, fluorescent pigments and polymer flooring products, continued to grow organic sales during fiscal 2010, despite the impact of the continuing weak economic environment on certain sectors of our domestic commercial construction markets. We continue to secure new business through the strength of our brands, new product innovation and global expansion.

Consumer segment net sales, which comprised 31.8% of consolidated net sales for fiscal 2010, increased by 8.4% to $1.08 billion from $1.00 billion during fiscal 2009. The improvement in this segment was almost entirely organic, including the impact of higher sales volume of 6.6% or $66.0 million, prior period price increases, which provided 0.8%, and the impact of net favorable foreign exchange rates for approximately 0.7%. The organic sales volume increase during the current year was the result of increased market share, new product introductions, and a more stable market demand for consumer repair and maintenance products. Our consumer segment continues to increase market penetration at major retail accounts with various new product launches and broader channel penetration, while also maintaining a focus on our existing repair and maintenance oriented products.

Gross Profit Margin Our consolidated gross profit improved to 42.1% of net sales for fiscal 2010 from 40.2% of net sales for fiscal 2009. The year-over-year impact of lower raw material costs provided a benefit of approximately 180 basis points ("bps") to the current year's gross profit margin, reflecting year-over-year declines in energy costs and demand for raw materials. However, while these raw material costs were lower versus the prior year, we experienced upward price pressure from several of our raw materials suppliers over the last six months. We have faced historically higher petroleum based input costs since 2005, which has in turn put sustained pressure on our gross margins. Historically higher material costs were driven by certain key factors, including greater divergence of natural gas versus oil prices that drove more refining of the comparatively lower cost natural gas, which in turn reduced the availability of certain oil-derived residual byproducts such as propylene monomer. In addition, the increased refinery use of cokers resulted in reduced availability of residual byproducts such as asphalt and some suppliers have idled capacity to offset reduced demand. Other factors impacting our current year gross profit margin were pricing, which favorably impacted our gross profit margin by approximately 10 bps and a favorable mix of product sold versus the same period last year, which had an impact of approximately 10 bps.

Our industrial segment gross profit for fiscal 2010 improved by 160 bps to 43.3% of net sales from last year's result of 41.7% of net sales, which resulted primarily from the decline in certain raw material costs that had a favorable impact of approximately 160 bps.

Our consumer segment gross profit for fiscal 2010 improved by approximately 290 bps to 39.4% of net sales from 36.5% of net sales for fiscal 2009, mainly as a result of the 200 bps impact of lower raw material costs during the current year versus last year, combined with prior period price increases, which contributed approximately 50 bps. Improved operating leverage at many of our plants attributable to our prior year cost reduction initiatives provided approximately 40 bps. Although the price increases were favorable during the current year compared to last year, our pricing still has not recaptured the significant raw material cost increases we have incurred since 2005. Additionally, while raw material costs were lower during the first half of fiscal 2010, we experienced upward price pressure in several of our raw materials throughout the second half of fiscal 2010.

Selling, General and Administrative Expenses ("SG&A") Our consolidated SG&A of 32.4% of net sales for fiscal 2010, remained flat versus last year. Results for fiscal 2010 were favorably impacted by the absence of severance costs incurred during the prior year as part of a cost reduction program implemented during fiscal 2009. The current year results also reflect the impact of lower warranty, distribution, workers compensation and environmental expenses. Those reductions were offset by higher employee compensation, benefits and advertising expenses incurred during fiscal 2010 versus fiscal 2009. Finally, there were certain direct costs related to acquisition activity that were required to be treated as expense under new accounting rules, which took effect during the current fiscal year.

Our industrial segment SG&A decreased by approximately 70 bps to 33.5% of net sales for the current year versus 34.2% of net sales for fiscal 2009. This segment's SG&A margin improvement primarily reflects the continued benefits of last year's cost reduction initiatives, combined with lower distribution and warranty expense versus last year. The favorable impact of the headcount reductions completed during the last half of fiscal 2009 was partially offset by higher employee compensation, commissions and benefits in the current year. This segment was also unfavorably impacted by the change in accounting for acquisition-related costs, as discussed above.

Our consumer segment SG&A as a percentage of net sales for fiscal 2010 decreased by 50 bps to 25.8% compared with 26.3% a year ago. However, as a result of higher sales, SG&A increased year over year by 6.5%, primarily reflecting higher bad debt, advertising and compensation and benefits expenses.

SG&A expenses in our corporate/other category increased during fiscal 2010 to $44.7 million from $38.1 million during fiscal 2009. This $6.6 million increase reflects higher professional fees, pension and compensation expenses, including stock based compensation, versus fiscal 2009.

License fee and joint venture income of approximately $2.7 million and $3.1 million for each of the years ended May 31, 2010 and 2009, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit costs of $30.1 million and $22.7 million for the years ended May 31, 2010 and 2009, respectively. This increased pension expense of $7.4 million was primarily the result of a $4.4 million decline in the expected return on plan assets, combined with approximately $3.5 million of additional net actuarial losses incurred this year versus the prior year. A decrease in service costs, offset by higher interest expense, favorably impacted pension expense by approximately $0.5 million. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1.0% in the discount rate or expected rate of return on plan assets assumptions would result in $4.5 million and $2.1 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note G, "Pension Plans," and Note H, "Postretirement Benefits," to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on pages 24-25 of this report under, "Critical Accounting Policies and Estimates – Pension and Postretirement Plans."

Interest Expense Interest expense was $59.3 million for fiscal 2010 versus $54.5 million last year. Higher average interest rates this year of 6.24% compared to 5.20% last year, increased interest expense by $10.1 million, while lower average borrowings, net of additional borrowings for acquisitions, reduced interest expense this year by approximately $5.3 million versus last year.

Investment Expense (Income), Net Net investment income of $7.6 million for fiscal 2010 compares to fiscal 2009 net investment expense of $5.8 million. Net realized gains on the sales of investments resulted in a net gain of $2.2 million for fiscal 2010 versus a net gain of $1.6 million for fiscal 2009. Impairments recognized on securities that management has determined are other-than-temporary declines in value during the current fiscal year totaled approximately $0.3 million, while these losses approximated $15.1 million for fiscal 2009. Dividend and interest income totaling $5.7 million during the current year compares with $7.7 million of income during last year.

Other (Income) Expense, Net Other expense, net of $9.3 million during fiscal 2010 compares to fiscal 2009 of $3.3 million. Fiscal 2010 includes the impact of the deconsolidation of Specialty Products Holding Corporation of $7.9 million, which is more fully described in Note A(2).

Income Before Income Taxes ("IBT") Our consolidated pretax income for fiscal 2010 of $268.5 million compares with last year's pretax income of $180.9 million, for a margin on net sales of 7.9% versus 5.4% a year ago. The improvement in fiscal 2010 over fiscal 2009 was driven primarily by the combination of lower raw material costs, the favorable impact during the current fiscal year of the prior year cost reduction initiatives, and the prior year goodwill and other intangible asset impairment, which did not recur in fiscal 2010.

Our industrial segment had IBT of $225.5 million for fiscal 2010 versus last year's IBT of $180.4 million, principally reflecting a more benign raw material cost environment experienced during this year versus last year. Last year's industrial segment IBT included goodwill and other intangible asset impairment charges of $15.5 million during the fourth quarter. Our consumer segment IBT improved to $147.0 million for the year, from $97.3 million last year, resulting primarily from the 8.1% organic sales improvement over last year, combined with more stable raw material costs and the benefit of leveraging plant overheads with higher sales volumes.

Income Tax Rate Our effective income tax rate of 32.5% for the year ended May 31, 2010 compared to an effective income tax rate of 33.9% for the year ended May 31, 2009.

For the year ended May 31, 2010 and, to a lesser extent, for the year ended May 31, 2009, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes and lower effective tax rates in certain of our foreign jurisdictions.

For the years ended May 31, 2010 and May 31, 2009, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances associated with foreign tax credits, state and local income taxes and other non-deductible business operating expenses. In addition, the decrease in the effective tax rate for the year ended May 31, 2009 was partially offset by the non-deductible impairment of goodwill, which impacted the tax provision by $5.2 million.

As of May 31, 2010, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of ASC 740, "Income Taxes" (formerly SFAS No. 109, "Accounting for Income Taxes"), we intend to maintain the tax valuation allowances recorded at May 31, 2010 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. In accordance with ASC 805, "Business Combinations" (formerly SFAS No. 141R, "Business Combinations"), any reversal of a tax valuation allowance that was recorded in purchase accounting will be recorded as a reduction to income tax expense.

Net Income Net income of $181.1 million for fiscal 2010 compares to net income of $119.6 million last year, for a net margin on sales of 5.3% compared to the prior year margin of 3.6%. The improved results for the current year over the prior year reflects the benefit of higher gross margins attributable to prior year cost reduction initiatives and more stable raw material comparisons. During fiscal 2010, we had net income from noncontrolling interests of $1.1 million, which we anticipate will increase in fiscal 2011 and into the future as a result of our deconsolidation of SPHC, as more fully described in Note A and Note I to the Consolidated Financial Statements.

Diluted earnings per share of common stock for this year of $1.39 compares with $0.93 last year.

Fiscal 2009 Compared with Fiscal 2008

Net Sales On a consolidated basis, net sales of $3.4 billion for the year ended May 31, 2009 declined 7.6%, or $275.6 million, over net sales of $3.6 billion during fiscal 2008. The organic decline in sales amounted to 10.2%, or $369.8 million, of the shortfall in net sales over the fiscal 2008 result, which includes volume-related declines of 9.9%, or $358.4 million, and the impact of net unfavorable foreign exchange rates versus fiscal 2008, which amounted to 3.4%, or $123.6 million, offset partially by pricing initiatives representing 3.1% of the fiscal 2008 sales, or $112.2 million. These pricing initiatives, including those across both of our reportable segments, were instituted primarily during prior periods in order to offset the rising costs of many of our raw materials. Foreign exchange losses resulted from the strong dollar against nearly all major foreign currencies, with the majority of the losses resulting from the weaker euro and Canadian dollar. Eleven small acquisitions provided 2.6% of sales growth over fiscal 2008, or $94.2 million. The worldwide recession during fiscal 2009 impacted nearly every product line we offer in both of our reportable segments. However, despite the downturn, many of our businesses continued to either maintain their market share or gain market share as competitors dropped out of the marketplace.

Industrial segment net sales, which comprised 70.3% of fiscal 2009 consolidated net sales, totaled $2.37 billion, a decline of 4.2% from $2.47 billion during fiscal 2008. This segment's net sales decline resulted primarily from an overall decline in organic sales, which accounted for a 9.3% decline over fiscal 2008 sales, and included 4.0% from net unfavorable foreign exchange differences and volume declines approximating 8.2%, offset partially by 2.9% as a result of prior period price increases. Nine small acquisitions provided 5.0% growth over fiscal 2008. The organic sales volume decline in the industrial segment resulted primarily from declines in global sealants and roofing products, as well as exterior insulated finishing systems products. There was slow but continued growth throughout fiscal 2009 from ongoing industrial and commercial maintenance and improvement activities in Canada, Latin America, South Africa and the Middle East. Despite the impact of the continued weak economic environment on certain sectors of our domestic commercial construction markets during fiscal 2009, we continued to secure new business through strong brand offerings, new product innovations and international expansion.

Consumer segment net sales, which comprised 29.7% of consolidated net sales for fiscal 2009, totaled $1.00 billion, a decline of 14.6% from $1.17 billion during fiscal 2008. The decline in this segment was primarily organic, which accounted for 12.0% of the decline over fiscal 2008 sales and included volume declines approximating 13.5%. Net unfavorable foreign exchange rates accounted for approximately 2.2% of the decline. Prior period price increases had a 3.6% favorable impact on this segment's sales, while net divestitures represented 2.5% of the total decline. The organic sales volume decline reflected the continued weakness in the economy, including sluggish sales for retailers and distributors impacted by the domestic housing recession during fiscal 2009. Our consumer segment continued to increase market penetration at major retail accounts with various new product launches combined with a renewed focus on sales of our various repair and maintenance product lines.

Gross Profit Margin Our consolidated gross profit declined to 40.2% of net sales during fiscal 2009 from 41.1% of net sales during fiscal 2008, or approximately 90 bps. This decline reflected our overall lower overhead absorption resulting from a 9.9% decline in organic sales volume, as discussed above, which reduced gross profit as a percent of sales by approximately 100 bps. Higher raw material costs during fiscal 2009 versus fiscal 2008 negatively impacted the fiscal 2009 gross profit margin by approximately 200 bps, reflecting increases in oil prices and energy costs, which had previously put upward pressure on many of our raw material, packaging and transportation costs. Higher pricing, which favorably impacted our gross profit margin by approximately 210 bps, partially offset the combination of these year-over-year higher raw material costs and the effect of declining sales volumes. While many of our key raw material costs, such as plasticizers, epoxies, various solvents and resins, were higher during fiscal 2009 than they were during fiscal 2008, we experienced some relief in certain other raw material and transportation costs this year, as a result of declines in certain energy prices.

Our industrial segment gross profit for fiscal 2009 fell by 70 bps, to 41.7% of net sales from 42.4% of net sales during fiscal 2008. This segment's 8.2% decline in organic sales volume unfavorably impacted this segment's gross margin by approximately 120 bps during fiscal 2009, in addition to higher raw material costs, which had a negative impact of approximately 130 bps. Higher selling prices approximating 180 bps slightly offset these costs.

Our consumer segment gross profit for fiscal 2009 declined to 36.5% of net sales from 38.4% of net sales during fiscal 2008, or approximately 190 bps, mainly as a result of the approximate 360 bps impact of higher raw material costs, partially offset by the impact of price increases approximating 270 bps. The remaining 100 bps related to this segment's organic sales volume decline of 13.5% versus net sales volume during fiscal 2008.

SG&A Our consolidated SG&A increased to 32.6% of net sales for fiscal 2009 compared with 30.8% during fiscal 2008. The 180 bps increase in SG&A as a percent of sales primarily reflects the impact of the 9.9% decline in organic sales volume, as previously discussed. The increase in SG&A as a percent of sales also reflects the impact of higher warranty expense during fiscal 2009, approximating 50 bps, and the combination of additional bad debt expense, unfavorable environmental reserve increases, and certain higher employment-related benefit costs. These higher expenses were offset partially by lower stock-based compensation expense, lower distribution expense, reductions in advertising expense and lower legal expenses, totaling approximately 40 bps. There were also certain additional strategic initiatives that were undertaken by certain of our businesses during fiscal 2009 in order to reduce our fixed cost base in light of the current worldwide recession. These initiatives included headcount reductions, which resulted primarily in severance costs approximating 60 bps for fiscal 2009. The costs of these initiatives were slightly more than offset by the end of fiscal 2009 by the savings accumulated from the resulting lower headcount.

Our industrial segment SG&A increased to 34.2% of net sales for fiscal 2009 from 31.5% during fiscal 2008, reflecting the impact of the 8.2% decline in sales volume during fiscal 2009 versus fiscal 2008. Also reflected in the increase is the impact of higher warranty expense during fiscal 2009 in this segment, which began to trend higher during the last half of fiscal 2009. There was also additional bad debt expense incurred during fiscal 2009, however, this was more than offset by net favorable foreign currency adjustments. As mentioned above, during fiscal 2009 certain of our businesses incurred severance expense in an effort to bring costs down as a result of the weak economic environment. This segment's fiscal 2009 costs relating to these initiatives were slightly more than offset by the favorable impact of the resulting headcount reductions by the end of the fiscal year.

Our consumer segment SG&A as a percent of net sales for fiscal 2009 increased by 90 bps to 26.3% compared with 25.4% of net sales during fiscal 2008, reflecting the unfavorable margin impact of the 13.5% sales volume decline in net sales in this segment, in addition to unfavorable foreign exchange adjustments during fiscal 2009, higher employment-related benefit expense and unfavorable environmental reserve adjustments. The strategic reductions in this segment's workforce, which resulted in severance and other related costs during fiscal 2009, was offset by the benefits of the reduced headcount expense by the end of fiscal 2009.

SG&A expenses in our corporate/other category decreased during fiscal 2009 by approximately $4.0 million, to $38.1 million from $42.1 million for fiscal 2008. The decrease reflects the combination of lower compensation, including stock based compensation, and lower insurance expense incurred during fiscal 2009 versus fiscal 2008, which provided a combined benefit of approximately $10.2 million. During fiscal 2009, we also recorded a gain on our partial repurchase of our 4.45% bonds at a discount, totaling approximately $0.8 million, and had lower year-over-year costs relating to travel, meetings, and other expenses as a result of tighter cost controls implemented during the current year. Partially offsetting these items was the impact of net unfavorable foreign currency adjustments, which totaled approximately $8.0 million, and other higher employment-related benefit expenses, including higher hospitalization and workers compensation costs.

License fee and joint venture income of approximately $3.1 million and $3.3 million for each of the years ended May 31, 2009 and 2008, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit costs of $22.7 million and $18.6 million for the years ended May 31, 2009 and 2008, respectively. This increased pension expense of $4.1 million was the result of higher interest costs approximating $2.8 million, net actuarial losses incurred of approximately $0.9 million and approximately $0.6 million less in curtailment gains during fiscal 2009 versus fiscal 2008. Slightly offsetting these unfavorable items was the impact of $0.2 million in additional gains relating to the expected return on plan assets during fiscal 2009. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.

Asbestos Charge As described in Note I, "Reorganization Proceedings of Certain Subsidiaries," to the Consolidated Financial Statements, we recorded pre-tax asbestos charges of $288.1 million during the fiscal year ended May 31, 2008, in connection with the calculation of our liability for unasserted-potential-future-asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the fiscal years ended May 31, 2010 and 2009. For additional information, please refer to Note I, "Reorganization Proceedings of Certain Subsidiaries," to the Consolidated Financial Statements.

Goodwill and Other Intangible Asset Impairments As described in Note A(11), "Goodwill and Other Intangible Assets," to the Consolidated Financial Statements, we recorded impairment charges related to a reduction of the carrying value of goodwill and other intangible assets totaling $15.5 million for the fiscal year ended May 31, 2009. The results of our annual impairment testing for the fiscal years ended May 31, 2008 did not result in any adjustments to the carrying value of goodwill or other intangible assets. For additional information, please refer to Note A(11) to the Consolidated Financial Statements and the Critical Accounting Policies discussed herein.

Interest Expense Interest expense was $54.5 million during fiscal 2009 versus $65.5 million during fiscal 2008, or a decrease of $11.0 million. The combination of lower interest rates, which averaged 5.19% overall for fiscal 2009 compared with 5.56% for fiscal 2008, and lower average borrowings, net of additional borrowings for acquisitions, reduced interest expense this year by approximately $13.2 million versus fiscal 2008. Partially offsetting this reduction was the impact of additional bond financing-related costs approximating $2.2 million.

Investment Expense (Income), Net Net investment expense of $5.8 million during fiscal 2009 compares to fiscal 2008 net investment income of $13.5 million. Net realized gains on the sales of investments resulted in a net gain of $1.6 million for the year ended May 31, 2009 versus a net gain of $3.2 million for fiscal 2008. Additionally, there were impairments recognized on securities that management has determined are other-than-temporary declines in value, which approximated $15.1 million and $1.4 million for fiscal 2009 and 2008, respectively. Additionally, dividend and interest income totaling $7.7 million during fiscal 2009 compares with $11.7 million of income last year. The year-over-year changes in these items reflect the current global economic downturn and related declines in the U.S. financial markets.

Other Expense, Net Other expense, net, of $3.3 million during fiscal 2009 compares to fiscal 2008 other income, net, of $5.4 million.

IBT Our consolidated IBT for fiscal 2009 of $180.9 million compares with last year's IBT of $34.0 million, for a margin on net sales of 5.4% versus 0.9% a year ago. Reflected in the figures for fiscal 2009 was the impact of impairment losses of $15.5 million resulting from a reduction in the carrying values of goodwill and other intangible assets recognized during the fourth quarter of fiscal 2009. Reflected in the figures for fiscal 2008 was the impact of the $288.1 million asbestos-related charge taken during the fourth quarter of fiscal 2008, as previously discussed.

Our industrial segment had IBT of $180.4 million during fiscal 2009 versus IBT of $267.4 million for fiscal 2008, reflecting this segment's 8.2% decline in organic sales volume during fiscal 2009, as previously discussed, in addition to certain higher raw material costs, the goodwill and other intangible asset impairment loss and additional warranty expense during fiscal 2009. Our consumer segment IBT declined to $97.3 million for fiscal 2009, from $146.6 million during fiscal 2008, primarily as a result of the 13.5% organic sales decline combined with unfavorable foreign exchange adjustments and certain higher raw material costs.

Income Tax Rate Our effective income tax expense rate of 33.9% for the year ended May 31, 2009 compared to an effective income tax benefit rate of 30.6% for the year ended May 31, 2008.

For the year ended May 31, 2009 and, to a greater extent, for the year ended May 31, 2008, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes, U.S. tax benefits associated with the domestic manufacturing deduction and lower effective tax rates in certain of our foreign jurisdictions. In addition, for the year ended May 31, 2009, various state taxing jurisdictions enacted new tax laws, which resulted in a one-time decrease in the state effective tax rate of $1.8 million. The year ended May 31, 2008 was also impacted by a decrease in the effective tax rate as a result of a reversal of valuation allowances associated with foreign tax credits.

For the years ended May 31, 2009 and May 31, 2008, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, state and local income taxes and other non-deductible business operating expenses. In addition, the decreases in the effective tax rate for the year ended May 31, 2009 were offset by the non-deductible impairment of goodwill, which impacted the tax provision by $5.2 million, and valuation allowances associated with foreign tax credit carryforwards.

Net Income Net income of $119.6 million for the year ended May 31, 2009 compares to net income of $44.4 million for fiscal 2008, for a net margin on sales of 3.6% for fiscal 2009 compared to a net margin on sales of 1.2% for fiscal 2008. The fiscal 2009 net income reflects the after-tax impact of the goodwill and other intangible asset impairment losses of $15.3 million, while net income for fiscal 2008 reflects the after-tax impact of the asbestos-related charge of $185.1 million. Excluding those items, the net margin on sales for fiscal 2009 and 2008 would have been 4.0% and 6.3%, respectively. The overall decline in the net margin on sales reflects the impact of declining organic sales volume, which impacted sales by 9.9% during fiscal 2009, combined with higher raw material costs and expenses related to higher warranty, bad debt, and other-than-temporary losses on marketable securities incurred during fiscal 2009.

Diluted earnings per share of common stock of $0.93 for fiscal 2009 compares with diluted earnings per share of $0.36 for fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Operating activities provided cash flow of $203.9 million during fiscal 2010 compared with $267.0 million of cash provided during fiscal 2009, a decrease of approximately 23.6%.

The net decrease in cash from operations includes the favorable change in net income, adjusted for non-cash expenses and income, which increased by approximately $69.9 million versus last year, more than offset by changes in working capital accounts, asbestos payments and other accruals. The current period increase in accounts receivable since May 31, 2009 used cash of $17.7 million versus the $181.6 million of cash generated from collections on accounts receivable during fiscal 2009, or approximately $199.4 million less cash provided year over year. While our collections of accounts receivable have improved, the cash collected during fiscal 2010 was less than cash collected during fiscal 2009 as a result of the relatively lower accounts receivable balance of May 31, 2009 versus May 31, 2008. Inventory balances required the use of $15.1 million of cash during fiscal 2010, compared with cash provided by a decrease in inventory of $75.0 million during fiscal 2009, or $90.1 million more cash used year over year. With regard to accounts payable, we used $139.0 million less cash during fiscal 2010 compared to fiscal 2009 as a result of a change in the timing of certain payments. Accrued compensation and benefits used approximately $36.2 million less cash versus the prior year period due to lower bonus payments made during fiscal 2010 versus fiscal 2009, while other accruals, including those for other short-term and long-term items, provided $48.2 million more in cash during fiscal 2010 versus fiscal 2009 due to changes in the timing of such payments. Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

As a result of SPHC and Bondex's bankruptcy filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases. In addition, at the request of SPHC and Bondex, the Bankruptcy Court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex. Prior to the bankruptcy filing, SPHC and Bondex had engaged in a strategy of litigating asbestos-related products liability claims brought against them. Claims paid during the year ended May 31, 2010, prior to the bankruptcy filing, were $92.6 million, which included defense-related payments during the year of $42.6 million. No claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating. See Note I, "Reorganization Proceedings of Certain Subsidiaries," for additional information.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, to expand capacity and to enhance our administration capabilities. Capital expenditures of $23.2 million during fiscal 2010 compare with depreciation of $61.8 million. We expect capital spending to continue to trail depreciation expense at least through the end of fiscal 2011. Due to additional capacity, which we have brought on-line over the last several years, we believe there is adequate production capacity to meet our needs based on anticipated growth rates. Any additional capital expenditures made over the next few years will likely relate primarily to new products and technology. Not reflected in our capital expenditures is the capacity added through our recent acquisitions of product lines and businesses, which totaled approximately $11.4 million during fiscal 2010. We presently anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity, will enable us to meet increased demand during the current fiscal year even with these lower levels of capital spending this fiscal year.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2010, the fair value of our investments in marketable securities totaled $113.9 million, of which investments with a fair value of $31.2 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. At May 31, 2009, the fair value of our investments in marketable securities totaled $83.3 million, of which investments with a fair value of $43.6 million were in an unrealized loss position. Total pre-tax unrealized losses recorded in accumulated other comprehensive income at May 31, 2010 and May 31, 2009 were $1.8 million and $3.8 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2010 were generally related to the volatility in valuations over the last several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2010 were less than 15% below their original cost or have been in a loss position for less than six consecutive months. Although we have begun to see recovery in general economic conditions, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

Financing Activities

As a result of the SPHC bankruptcy filing, our access to the cash flows of SPHC and its subsidiaries has been restricted. However, the bankruptcy filing has not resulted in any reductions in our credit ratings by Moody's Investors Service, Standard & Poor's or Fitch Ratings. Therefore, we feel this has not adversely impacted our ability to gain access to capital.

On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the "Notes"). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.

On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the "AR program"). The AR program, which was established with two banks for certain of our subsidiaries ("originating subsidiaries"), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly owned special purpose entity ("SPE"), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR program do not constitute a form of off-balance sheet financing and will be fully reflected in our financial statements. Entry into the AR program increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR program. At February 28, 2010, approximately $61.9 million was available under this AR program.

On February 20, 2008 we issued and sold $250.0 million of 6.50% Notes due February 15, 2018. The proceeds were used to repay our $100.0 million Senior Unsecured Notes due March 1, 2008, the outstanding principal under our $125.0 million accounts receivable securitization program and $19.0 million in short-term borrowings under our revolving credit facility. This financing strengthened our credit profile and liquidity position, as well as lengthened the average maturity of our outstanding debt obligations.

On December 29, 2006, we replaced our $330.0 million revolving credit facility with a $400.0 million five-year credit facility (the "Credit Facility"). The Credit Facility is used for working capital needs and general corporate purposes, including acquisitions. The Credit Facility provides for borrowings in U.S. dollars and several foreign currencies and provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the Credit Facility may be expanded, subject to lender approval, upon our request by up to an additional $175.0 million, thus potentially expanding the Credit Facility to $575.0 million.

On May 29, 2009, we entered into an amendment to our Credit Facility agreement with our lenders. Under the amendment, we are required to comply with various customary affirmative and negative covenants. These include financial covenants requiring us to maintain certain leverage and interest coverage ratios. The definition of EBITDA has been amended to add back the sum of all (i) non-cash charges relating to the write-down or impairment of goodwill and other intangibles during the applicable period, (ii) other non-cash charges up to an aggregate of $25.0 million during such applicable period and (iii) one-time cash charges incurred during the period from June 1, 2008 through May 31, 2010, but only up to an aggregate of not more than $25.0 million during such applicable period. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended. The minimum required consolidated interest coverage ratio, EBITDA to interest expense, remains 3.50 to 1 under the amendment, but allowance of the add-backs referred to above has the effect of making this covenant less restrictive. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness at any date to exceed 55% of the sum of such indebtedness and our consolidated shareholders' equity on such date, and may not permit the indebtedness of our domestic subsidiaries (determined on a combined basis and excluding indebtedness to us and indebtedness incurred pursuant to permitted receivables securitizations) to exceed 15% of our consolidated shareholders' equity. This amendment also added a fixed charge coverage covenant beginning with our fiscal quarter ended August 31, 2009. Under the fixed charge coverage covenant, the ratio of our consolidated EBITDA for any four-fiscal-quarter-period to the sum of our consolidated interest expense, income taxes paid in cash (other than taxes on non-recurring gains), capital expenditures, scheduled principal payments on our amortizing indebtedness (other than indebtedness scheduled to be repaid at maturity) and dividends paid in cash (or, for testing periods ending on or before May 31, 2010, 70% of dividends paid in cash), in each case for such four-fiscal-quarter period, may not be less than 1.00 to 1. This amendment also included a temporary, one-year restriction on certain mergers, asset dispositions and acquisitions, and contains customary representations and warranties.

We are subject to the same leverage, interest coverage and fixed charge coverage covenants under the AR program as those contained in our Credit Facility. On May 29, 2009, we also entered into an amendment to our AR program. Included in the amendment were the same amendments to the definition of EBITDA, an identical reduction in the maximum consolidated leverage ratio and the same fixed charge coverage covenants as were included in our Credit Facility amendment, as outlined above.

Our failure to comply with these and other covenants contained in the Credit Facility may result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

As of May 31, 2010, we were in compliance with all covenants contained in our Credit Facility, including the leverage, interest coverage ratio and fixed charge coverage covenants. At that date, our leverage ratio was 46.2%, while our interest coverage and fixed charge coverage ratios were 6.03:1 and 1.72:1, respectively. Additionally, in accordance with these covenants, at May 31, 2010, our domestic subsidiaries indebtedness did not exceed 15% of consolidated shareholders' equity as of that date.

Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $688.5 million at May 31, 2010. Our debt-to-capital ratio was 46.2% at May 31, 2010, compared with 44.9% May 31, 2009.

During the first quarter of fiscal 2009, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. Prior to the redemption, virtually all of the holders converted their Senior Convertible Notes into shares of our common stock. For additional information, refer to Note B, "Borrowings," to the Consolidated Financial Statements.

The following table summarizes our financial obligations and their expected maturities at May 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

CONTRACTUAL OBLIGATIONS

		Payments Due In			
(In thousands)	Total Contractual Payment Stream	2011	2012-13	2014-15	After 2015
Long-term debt obligations	$ 928,615	$ 4,307	$ 23,997	$ 201,401	$ 698,910
Operating lease obligations	149,499	33,788	44,359	24,275	47,077
Other long-term liabilities[1]:					
Interest payments on long-term debt obligations	393,487	55,276	110,552	85,552	142,107
Contributions to pension and postretirement plans[2]	314,400	19,900	75,700	78,300	140,500
Total	$ 1,786,001	$ 113,271	$ 254,608	$ 389,528	$ 1,028,594

(1) Excluded from other long-term liabilities is our liability for unrecognized tax benefits, which totaled $4.4 million at May 31, 2010. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

(2) These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $10.1 million will be contributed to the U.S. plans in fiscal 2011; all other plans and years assume the required minimum contribution will be made.

The condition of the U.S. dollar fluctuated throughout the year, and was moderately stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders' equity of $44.1 million this year versus an unfavorable change of $99.5 million last year. The change in fiscal 2010 was in addition to net changes of $(40.1) million, $(2.5) million and $(10.1) million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note F, "Leases," to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. We utilize a sensitivity analysis to measure the potential loss in earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B, "Borrowings"). At May 31, 2010, approximately 3.3% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2009 and, assuming no changes in debt from the May 31, 2010 levels, the additional annual interest expense would amount to approximately $0.2 million on a pre-tax basis. A similar increase in interest rates in fiscal 2009 would have resulted in approximately $3.3 million in additional interest expense.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for in accordance with ASC 815, "Derivative and Hedging." We do not hold or issue derivative instruments for speculative purposes.

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A, "Summary of Significant Accounting Policies"). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada, France, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2010 and 2009. We do not currently hedge against the risk of exchange rate fluctuations.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas and oil based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; (j) risks and uncertainties associated with the SPHC bankruptcy proceedings; and (k) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2010, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

May 31	2010	2009 As Adjusted
Assets		
Current Assets		
Cash and cash equivalents	$ 215,355	$ 253,387
Trade accounts receivable (less allowances of $20,525 in 2010 and $22,934 in 2009)	632,485	638,659
Inventories	386,982	406,175
Deferred income taxes	19,788	44,540
Prepaid expenses and other current assets	194,126	210,155
Total current assets	1,448,736	1,552,916
Property, Plant and Equipment, at Cost		
Land	33,026	33,836
Buildings and leasehold improvements	257,554	305,927
Machinery and equipment	633,506	716,792
	924,086	1,056,555
Less allowance for depreciation and amortization	541,559	586,452
Property, plant and equipment, net	382,527	470,103
Other Assets		
Goodwill	768,244	856,166
Other intangible assets, net of amortization	303,159	358,097
Deferred income taxes, non-current	-	92,500
Other	101,358	80,139
Total other assets	1,172,761	1,386,902
Total Assets	$ 3,004,024	$ 3,409,921
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 299,596	$ 294,814
Current portion of long-term debt	4,307	168,547
Accrued compensation and benefits	136,908	124,138
Accrued loss reserves	65,813	77,393
Asbestos-related liabilities	-	65,000
Other accrued liabilities	124,870	119,270
Total current liabilities	631,494	849,162
Long-Term Liabilities		
Long-term debt, less current maturities	924,308	762,295
Asbestos-related liabilities	-	425,328
Other long-term liabilities	243,829	205,650
Deferred income taxes	43,152	23,815
Total long-term liabilities	1,211,289	1,417,088
Total liabilities	1,842,783	2,266,250
Stockholders' Equity		
Preferred stock, par value $0.01; authorized 50,000 shares; none issued		
Common stock, par value $0.01; authorized 300,000 shares; issued 132,219 and outstanding 129,918 as of May 2010; issued 131,230 and outstanding 128,501 as of May 2009	1,299	1,285
Paid-in capital	724,089	796,441
Treasury stock, at cost	(40,686)	(50,453)
Accumulated other comprehensive (loss)	(107,791)	(31,557)
Retained earnings	502,562	427,955
Total RPM International Inc. stockholders' equity	1,079,473	1,143,671
Noncontrolling interest	81,768	-
Total equity	1,161,241	1,143,671
Total Liabilities and Stockholders' Equity	$ 3,004,024	$ 3,409,921

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31	2010	2009 As Adjusted	2008 As Adjusted
Net Sales	$ 3,412,716	$ 3,368,167	$ 3,643,791
Cost of Sales	1,977,341	2,015,078	2,145,254
Gross Profit	1,435,375	1,353,089	1,498,537
Selling, General and Administrative Expenses	1,105,882	1,093,203	1,118,956
Asbestos Charges	-	-	288,100
Goodwill and Other Intangible Asset Impairments	-	15,462	-
Interest Expense	59,273	54,460	65,523
Investment (Income) Expense, Net	(7,576)	5,794	(13,512)
Other Expense, Net	9,342	3,302	5,463
Income Before Income Taxes	268,454	180,868	34,007
Provision (Benefit) for Income Taxes	87,327	61,252	(10,421)
Net Income	181,127	119,616	44,428
Less: Net Income Attributable to Noncontrolling Interests	1,090	-	-
Net Income Attributable to RPM International Inc. Stockholders	$ 180,037	$ 119,616	$ 44,428
Average Number of Shares of Common Stock Outstanding			
Basic	127,047	126,373	120,151
Diluted	127,731	127,689	121,388
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders			
Basic	$ 1.40	$ 0.93	$ 0.36
Diluted	$ 1.39	$ 0.93	$ 0.36
Cash Dividends Declared per Share of Common Stock	$ 0.815	$ 0.790	$ 0.745

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31	2010	2009	2008 As Adjusted
Cash Flows From Operating Activities:			
Net income	$ 181,127	$ 119,616	$ 44,428
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	61,823	62,379	62,238
Amortization	22,430	22,765	23,128
Net loss upon deconsolidation of SPHC	7,946		
Goodwill and other intangible asset impairments		15,462	
Other-than-temporary impairments on marketable securities	260	15,062	1,409
Provision for asbestos-related liabilities			288,100
Deferred income taxes	32,485	2,468	(73,888)
Stock-based compensation expense	10,030	8,008	13,396
Other	(1,768)	(1,316)	(1,645)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:			
(Increase) decrease in receivables	(17,748)	181,617	(55,056)
(Increase) decrease in inventory	(15,059)	75,014	(28,361)
(Increase) decrease in prepaid expenses and other current and long-term assets	2,230	18,024	(5,858)
Increase (decrease) in accounts payable	19,638	(119,327)	10,654
Increase (decrease) in accrued compensation and benefits	7,206	(29,039)	15,810
Increase (decrease) in accrued loss reserves	(2,705)	5,167	(5,382)
Increase (decrease) in other accrued liabilities	42,079	(14,040)	13,748
Payments made for asbestos-related claims	(92,621)	(69,417)	(82,623)
Other	(53,417)	(25,448)	14,616
Cash From Operating Activities	203,936	266,995	234,714
Cash Flows From Investing Activities:			
Capital expenditures	(23,241)	(54,986)	(71,840)
Acquisition of businesses, net of cash acquired	(73,985)	(16,669)	(123,130)
Purchase of marketable securities	(105,364)	(75,410)	(110,225)
Proceeds from sales of marketable securities	93,972	65,862	92,383
Proceeds from sale of assets and businesses	1,892	852	46,544
Decrease in cash due to deconsolidation of SPHC	(18,568)		
Other	(1,659)	(1,196)	(2,946)
Cash (Used For) Investing Activities	(126,953)	(81,547)	(169,214)
Cash Flows From Financing Activities:			
Additions to long-term and short-term debt	314,059	56,816	251,765
Reductions of long-term and short-term debt	(319,642)	(51,412)	(181,074)
Cash dividends	(105,430)	(101,836)	(90,638)
Repurchase of stock		(45,360)	(6,057)
Exercise of stock options	14,667	3,188	14,481
Other	(2,283)		
Cash (Used For) Financing Activities	(98,629)	(138,604)	(11,523)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(16,386)	(24,708)	18,258
Net Change in Cash and Cash Equivalents	(38,032)	22,136	72,235
Cash and Cash Equivalents at Beginning of Year	253,387	231,251	159,016
Cash and Cash Equivalents at End of Year	$ 215,355	$ 253,387	$ 231,251
Supplemental Disclosures of Cash Flows Information:			
Cash paid during the year for:			
Interest	$ 53,897	$ 51,316	$ 58,650
Income taxes	$ 45,090	$ 62,930	$ 59,978
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Debt from business combinations	$ 2,991	$ 20	$ 4,314
Issuance of stock for convertible-bond redemption	$ -	$ 150,612	$ -

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at May 31, 2007	120,906	$ 1,209	$ 584,845
Cumulative effect of adoption of ASC 470 (formerly APB 14)			15,474
Impact of adoption of measurement date provisions of ASC 715 (formerly SFAS No. 158):			
Net periodic benefit cost for the period March 1, 2007 - May 31, 2007, net of taxes of $1,722			
Change in fair value and benefit obligation from March 1, 2007 - May 31, 2007, net of taxes of $6,203			
Impact of adoption of ASC 740 (formerly FIN No. 48)			
Beginning Balance, as adjusted	120,906	1,209	600,319
Net income			
Translation gain and other			
Dividends paid			
Stock option exercises, net	750	8	10,665
Stock based compensation expense			5,239
Restricted stock awards, net	533	5	11,692
Balance at May 31, 2008	122,189	1,222	627,915
Impact of adoption of ASC 715 (formerly EITF 06-4)			
Beginning Balance, as adjusted	122,189	1,222	627,915
Net income			
Translation gain and other			
Dividends paid			
Issuance of stock for convertible bond redemption, including deferred tax benefit of $7,174	8,030	80	157,706
Shares repurchased	(2,355)	(24)	
Stock option exercises, net	254	2	3,041
Stock based compensation expense			2,743
Restricted stock awards, net	383	5	5,036
Balance at May 31, 2009	128,501	1,285	796,441
Net income			
Translation gain and other			
Dividends paid			
Deconsolidation of SPHC			(84,985)
Stock option exercises, net	981	10	12,341
Stock based compensation expense			3,852
Restricted stock awards, net	436	4	(3,560)
Balance at May 31, 2010	129,918	$ 1,299	$ 724,089

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total RPM International Inc. Equity	Noncontrolling Interests	Total Equity	Total Comprehensive Income (Loss)
$ -0-	$ 25,140	$ 475,676	$ 1,086,870	$	$ 1,086,870	
		(12,193)	3,281		3,281	
		(3,270)	(3,270)		(3,270)	
	11,658		11,658		11,658	
		(1,689)	(1,689)		(1,689)	
-0-	36,798	458,524	1,096,850		1,096,850	
		44,428	44,428		44,428	$ 44,428
	64,364		64,364		64,364	64,364
		(90,638)	(90,638)		(90,638)	
			10,673		10,673	
			5,239		5,239	
(6,057)			5,640		5,640	
(6,057)	101,162	412,314	1,136,556		1,136,556	108,792
		(2,139)	(2,139)		(2,139)	-
(6,057)	101,162	410,175	1,134,417		1,134,417	108,792
		119,616	119,616		119,616	119,616
	(132,719)		(132,719)		(132,719)	(132,719)
		(101,836)	(101,836)		(101,836)	
			157,786		157,786	
(43,345)			(43,369)		(43,369)	
(82)			2,961		2,961	
			2,743		2,743	
(969)			4,072		4,072	
(50,453)	(31,557)	427,955	1,143,671		1,143,671	(13,103)
		180,037	180,037	1,090	181,127	181,127
	(83,454)		(83,454)		(83,454)	(83,454)
		(105,430)	(105,430)		(105,430)	
	7,220		(77,765)	80,678	2,913	
			12,351		12,351	
			3,852		3,852	
9,767			6,211		6,211	
$ (40,686)	$ (107,791)	$ 502,562	$ 1,079,473	$ 81,768	$ 1,161,241	$ 97,673

Notes to Consolidated Financial Statements
May 31, 2010, 2009, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2)). We account for our investments in less-than-majority-owned joint ventures under the equity method. Effects of transactions between related companies, except for certain subsidiaries that were deconsolidated, are eliminated in consolidation.

Noncontrolling interests are presented in our Consolidated Financial Statements as if parent company investors (controlling interests) and other minority investors (noncontrolling interests) in partially-owned subsidiaries have similar economic interests in a single entity. As a result, investments in noncontrolling interests are reported as equity in our Consolidated Financial Statements. Additionally, our Consolidated Financial Statements include 100% of a controlled subsidiary's earnings, rather than only our share. Transactions between the parent company and noncontrolling interests are reported in equity as transactions between stockholders provided that these transactions do not create a change in control.

Our business is dependent on external weather factors. Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprised of the three-month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).

Certain reclassifications have been made to prior year amounts to conform to this year's presentation.

2) Deconsolidation of Specialty Products Holding Corp. ("SPHC")

On May 31, 2010, Bondex International, Inc. ("Bondex") and its parent, SPHC, filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware. SPHC is our wholly owned subsidiary. In accordance with Accounting Standards Codification, ("ASC"), 810, when a subsidiary becomes subject to the control of a government, court, administrator, or regulator, deconsolidation of that subsidiary is generally required. We have therefore deconsolidated SPHC and its subsidiaries from our balance sheet as of May 31, 2010, and will eliminate the results of SPHC's operations from our results of operations beginning on that date. We believe we have no responsibility for liabilities of SPHC and Bondex. As a result of the Chapter 11 reorganization proceedings, on a prospective basis we will account for our investment in SPHC under the cost method.

We have a net receivable from SPHC at May 31, 2010, that we expect will remain unchanged until the bankruptcy proceedings have been finalized. Included in this net amount are receivables and payables, which we concluded we have the right to report as a net amount based on several factors, including the fact that all amounts are determinable, the balances are due to and from our subsidiaries, and we have been given reasonable assurance that netting the applicable receivables and payables would remain legally enforceable. We analyzed our net investment in SPHC as of May 31, 2010, which included a review of our advances to SPHC, an assessment of the collectibility of our net receivables due from SPHC, and a computation of the gain to be recorded upon deconsolidation based on the carrying amount of our investment in SPHC. In accordance with Generally Accepted Accounting Principles, ("GAAP") in the United States, the gain on deconsolidation, related to the carrying amount of net assets of SPHC at May 31, 2010, was calculated in accordance with ASC 810-10-40-5, as follows:

a) the aggregate of (1) the fair value of consideration received, (2) the fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated, and (3) the carrying amount of any noncontrolling interest in the former subsidiary; less

b) the carrying amount of the former subsidiary's assets and liabilities.

In determining the carrying value of any retained noncontrolling investment in SPHC at the date of deconsolidation, we considered several factors, including analyses of cash flows combined with various assumptions relating to the future performance of this entity and a discounted value of SPHC's recorded asbestos-related contingent obligations based on information available to us as of the date of deconsolidation. The discounted cash flow approach relies primarily on Level 3 unobservable inputs, whereby expected future cash flows are discounted using a rate that includes assumptions regarding an entity's average cost of debt and equity, incorporates expected future cash flows based on internal business plans, and applies certain assumptions about risk and uncertainties due to the bankruptcy filing. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. As a result of this analysis, we determined that the carrying value of our retained interest in SPHC approximated zero.

As a result of the combined analyses of each of the components of our net investment in SPHC, we recorded a net loss of approximately $7.9 million, which is reflected in Other Expense, Net, for the year ended May 31, 2010.

3) Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4) Acquisitions/Divestitures

We account for business combinations using the purchase method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.

During the fiscal year ended May 31, 2010, we completed seven acquisitions, the majority of which report through our industrial reportable segment. Our fiscal 2010 acquisitions included the following: a manufacturer and installer of expansion joints and waterproofing systems for bridge decks and parking structures based in the U.K.; a supplier and installer of polymer flooring systems based in Australia; a Dutch manufacturer of industrial cleaners and specialty coatings; a U.K.-based fiberglass safety products supplier; a manufacturer of specialty resin-flooring products based in Ireland; a majority interest in an Indian corrosion-control coatings manufacturer; and certain assets, including intangibles, of a U.S. manufacturer of specialty corrosion control products. During the fiscal year ended May 31, 2009, we completed four acquisitions, all of which report through our industrial reportable segment. The acquired product lines and assets included the following: a distributor of flooring and joint sealants based in Switzerland; a contractor for insulation and air leakage control based in Canada; an industrial and commercial flooring products company based in South Africa; and various tangible and intangible assets related to construction-type metering equipment. The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. These acquisitions have been aggregated by year of purchase in the following table:

	Fiscal 2010 Acquisitions		Fiscal 2009 Acquisitions	
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$ 34,446		$ 6,806
Property, plant and equipment		11,378		870
Goodwill	N/A	43,007	N/A	8,687
Tradenames — indefinite lives	N/A	6,642	N/A	1,083
Other intangible assets	6	15,026	8	3,183
Other long-term assets		242		296
Total Assets Acquired		$ 110,741		$ 20,925
Liabilities assumed		(32,309)		(4,659)
Net Assets Acquired		$ 78,432[1]		$ 16,266[2]

(1) Figure includes cash acquired of $5.2 million and reductions to net assets acquired for $0.8 million for purchase accounting adjustments relating to prior period acquisitions.

(2) Figure includes cash acquired of $1.1 million and reductions to net assets acquired for $1.5 million for purchase accounting adjustments relating to prior period acquisitions.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2010 and May 31, 2009 were not materially different from reported results and, consequently, are not presented.

5) Foreign Currency

The functional currency for each of our foreign subsidiaries is its local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

6) Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension and Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) on Derivatives, Net of Tax	Unrealized Gain (Loss) on Securities, Net of Tax	Total
Balance at June 1, 2007	$ 70,999	$ (46,156)	$ 3,311	$ 8,644	$ 36,798
Reclassification adjustments for (gains) losses included in net income				(882)	(882)
Other comprehensive income (loss)	55,857	(1,433)	7,195	7,842	69,461
Deferred taxes		946	(2,404)	(2,757)	(4,215)
Balance at May 31, 2008	126,856	(46,643)	8,102	12,847	101,162
Reclassification adjustments for losses included in net income, net of tax of $3,989				9,682	9,682
Other comprehensive (loss)	(99,458)	(26,401)	(6,871)	(32,475)	(165,205)
Deferred taxes		9,842	2,283	10,679	22,804
Balance at May 31, 2009	27,398	(63,202)	3,514	733	(31,557)
Reclassification adjustments for losses included in net income, net of tax of $783				(1,399)	(1,399)
Other comprehensive income (loss)	(44,082)	(69,791)	(3,239)	17,574	(99,538)
Deferred taxes		22,442	1,072	(6,031)	17,483
Adjustment due to deconsolidation of SPHC	222	7,286	(288)		7,220
Balance at May 31, 2010	$ (16,462)	$ (103,265)	$ 1,059	$ 10,877	$ (107,791)

7) Cash and Cash Equivalents

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

8) Marketable Securities

The following tables summarize marketable securities held at May 31, 2010 and 2009 by asset type:

	Available-For-Sale Securities			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2010				
Equity securities:				
Stocks	$ 46,188	$ 10,926	$ (1,181)	$ 55,933
Mutual funds	24,168	3,397	(470)	27,095
Total equity securities	70,356	14,323	(1,651)	83,028
Fixed maturity:				
U.S. treasury and other government	19,730	412	(62)	20,080
Corporate bonds	7,921	507	(33)	8,395
State and municipal bonds	387	4	(3)	388
Foreign bonds	1,305	55	(8)	1,352
Mortgage-backed securities	491	178	(2)	667
Total fixed maturity securities	29,834	1,156	(108)	30,882
Total	$100,190	$ 15,479	$ (1,759)	$113,910

	Available-For-Sale Securities			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2009				
Equity securities:				
Stocks	$ 36,475	$ 1,949	$ (2,686)	$ 35,738
Mutual funds	21,321	804	(963)	21,162
Total equity securities	57,796	2,753	(3,649)	56,900
Fixed maturity:				
U.S. treasury and other government	12,729	467	(3)	13,193
Corporate bonds	10,274	605	(36)	10,843
State and municipal bonds	374	3	(4)	373
Foreign bonds	967	111	(1)	1,077
Mortgage-backed securities	895	100	(80)	915
Total fixed maturity securities	25,239	1,286	(124)	26,401
Total	$ 83,035	$ 4,039	$ (3,773)	$ 83,301

Marketable securities, included in other current and long-term assets, totaling $91.7 million and $22.2 million at May 31, 2010, respectively, and $74.1 million and $9.2 million at May 31, 2009, respectively, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders' equity. Other-than-temporary declines in market value from original cost are reflected in income before income taxes in the period in which the unrealized losses are deemed other-than-temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's amortized cost or cost, as appropriate, exceeds its related market value.

Gross gains and losses realized on sales of investments were $7.9 million and $5.7 million, respectively, for the year ended May 31, 2010. Gross gains and losses realized on sales of investments were $4.7 million and $3.1 million, respectively, for the year ended May 31, 2009. During fiscal 2010 and 2009, we recognized losses of $0.3 million and $15.1 million, respectively, for securities deemed to have other-than-temporary impairments. These amounts are included in investment (income) expense, net, in the Consolidated Statements of Income.

Summarized below are the securities we held at May 31, 2010 and 2009 that were in an unrealized loss position included in accumulated other comprehensive (loss), aggregated by the length of time the investments had been in that position:

	May 31, 2010		May 31, 2009	
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$ 31,249	$ (1,759)	$ 43,624	$ (3,773)
Unrealized losses with a loss position for less than 12 months	22,002	(1,385)	43,013	(3,721)
Unrealized losses with a loss position for more than 12 months	9,247	(374)	611	(52)

Included in the figures above for the fiscal year ended May 31, 2009 is our investment in Kemrock Industries, which had a fair value of $9.2 million, and an unrealized loss of $2.0 million at that date. We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. Unrealized losses at May 31, 2010 were generally related to the volatility in valuations over the last several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2010 were less than 15% below their original cost or have been in a loss position for less than six consecutive months. Although we have seen recovery in general economic conditions during fiscal 2010, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:		
Less than one year	$ 6,324	$ 6,318
One year through five years	11,310	11,684
Six years through ten years	6,315	6,565
After ten years	5,885	6,315
	$ 29,834	$ 30,882

9) Financial Instruments

Financial instruments recorded on the balance sheet include cash and cash equivalents, trade accounts receivable, marketable securities, notes and accounts payable, and debt.

An allowance for anticipated uncollectible trade accounts receivable is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience, and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility.

All derivative instruments are recognized on our Consolidated Balance Sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. We do not hold or issue derivative instruments for speculative purposes.

Effective June 1, 2008, we implemented new guidance issued by the Financial Accounting Standards Board ("FASB") relating to fair value accounting. The guidance clarifies the definition of fair value, establishes a framework for measuring fair value based on the inputs used to measure fair value and expands the disclosures of fair value measurements. Effective June 1, 2009, we implemented the portion of this new guidance, which pertains to our nonfinancial assets and nonfinancial liabilities. Our implementation of these provisions did not have a material impact on our financial statements.

The valuation techniques utilized for establishing the fair values of assets and liabilities are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect management's market assumptions. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value, as follows:

Level 1 Inputs — Quoted prices for identical instruments in active markets.

Level 2 Inputs — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs — Instruments with primarily unobservable value drivers.

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

(In thousands)	Quoted Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2010
U.S. Treasury and other government	$ -	$ 20,080	$ -	$ 20,080
State and municipal bonds		388		388
Foreign bonds		1,352		1,352
Mortgage-backed securities		667		667
Corporate bonds		8,395		8,395
Stocks	55,933			55,933
Mutual funds		27,095		27,095
Cross-currency swap		(1,412)		(1,412)
Total	$ 55,933	$ 56,565	$ -	$112,498

(In thousands)	Quoted Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2009
U.S. Treasury and other government	$ -	$ 13,193	$ -	$ 13,193
State and municipal bonds		373		373
Foreign bonds		1,077		1,077
Mortgage-backed securities		915		915
Corporate bonds		10,843		10,843
Stocks	35,738			35,738
Mutual funds		21,162		21,162
Cross-currency swap		(21,733)		(21,733)
Interest-rate swap		2,300		2,300
Total	$ 35,738	$ 28,130	$ -	$ 63,868

Our marketable securities are composed of mainly available-for-sale securities, and are valued using a market approach based on quoted market prices for identical instruments. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For most of our financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.

Our cross-currency swap was designed to fix our interest and principal payments in euros for the life of our unsecured 6.70% senior notes due November 1, 2015, which resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the USD fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, we essentially exchanged fixed payments denominated in USD for fixed payments denominated in fixed euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70%. The ultimate payments are based on the notional principal amounts of 150 million USD and approximately 125 million euros. There will be an exchange of the notional amounts at maturity. The rates included in this swap are based upon observable market data, but are not quoted market prices, and therefore, the cross-currency swap is considered a Level 2 liability on the fair value hierarchy. Additionally, our cross-currency swap has been designated as a hedging instrument, and is classified as other long-term liabilities in our Consolidated Balance Sheets.

Our interest rate swap was a fixed-to-floating interest rate exchange of debt, with a fair value of zero at inception. The variable leg of this swap is based upon the benchmark interest rate designated as the interest rate risk being hedged, which is USD-LIBOR-BBA. As this rate is observable, we consider our interest rate swap to be a Level 2 asset under the fair value hierarchy.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable, and short-term debt, approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2010, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2010 and 2009 are as follows:

	At May 31, 2010	
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$ 215,355	$ 215,355
Marketable equity securities	83,028	83,028
Marketable debt securities	30,882	30,882
Long-term debt, including current portion	928,615	1,000,128

	May 31, 2009	
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$ 253,387	$ 253,387
Marketable equity securities	56,900	56,900
Marketable debt securities	26,401	26,401
Long-term debt, including current portion	930,842	887,500

10) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a FIFO basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2010	2009
(In thousands)		
Raw materials and supplies	$123,144	$ 133,708
Finished goods	263,838	272,467
Total Inventories	$386,982	$ 406,175

11) Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with the provisions of ASC 350 (formerly SFAS No. 142, "Goodwill and Other Intangible Assets") and account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets.

We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit's projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data.

For the fiscal year ended May 31, 2010, our fair value determinations did not indicate any impairment of our goodwill balances. However, for the fiscal year ended May 31, 2009, our fair value determinations indicated a potential goodwill impairment for one of our reporting units. Therefore, our fiscal 2009 tests included the establishment of a fair value estimate of each tangible and intangible asset for that reporting unit. This process required our estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as deemed appropriate. Our cash flow estimates were based on our historical experience and our internal business plans, and appropriate discount rates were applied. This testing resulted in an impairment charge related to a reduction of the carrying value of goodwill in the amount of $14.9 million at this reporting unit for the fiscal year ended May 31, 2009. The goodwill impairment resulted primarily from soft domestic commercial construction sales coupled with continued low cash flow projections for this reporting unit.

Additionally, we test all indefinite-lived intangible assets for impairment annually. The results of our annual impairment test for the fiscal year ended May 31, 2010 did not result in any impairment; however, the tests performed during the fiscal year ended May 31, 2009 resulted in a reduction in the carrying value of certain indefinite-lived tradenames of $0.5 million. The impairment resulted from continued slow sales associated with the ongoing declines in residential housing construction during fiscal 2009.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

The results of our annual impairment test for the fiscal year ended May 31, 2008 did not result in any adjustment to the carrying value of goodwill or indefinite-lived intangible asset impairments.

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2010 and 2009, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2008	$ 521,023	$ 387,335	$ 908,358
Acquisitions, net of divestitures	8,687		8,687
Purchase accounting adjustments[1]	816		816
Goodwill impairment charged to operations	(14,942)		(14,942)
Translation adjustments	(35,295)	(11,458)	(46,753)
Balance as of May 31, 2009	480,289	375,877	856,166
Acquisitions	33,545	9,462	43,007
Purchase accounting adjustments[1]	(2,641)		(2,641)
Translation adjustments	(14,838)	(9,945)	(24,783)
Adjustment resulting from deconsolidation of SPHC	(103,505)		(103,505)
Balance as of May 31, 2010	$ 392,850	$ 375,394	$ 768,244

(1) Relates primarily to other accruals and finalization of certain property, plant and equipment and intangibles valuations.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (in Years)	Gross Carrying Amount	Accumulated Amortization	Impairment Charged to Operations	Net Other Intangible Assets
As of May 31, 2010					
Amortized intangible assets					
Formulae	4 to 33	$ 168,667	$ 88,789	$ -	$ 79,878
Customer-related intangibles	5 to 33	101,844	35,885		65,959
Trademarks/names	3 to 40	21,553	8,029		13,524
Other	1 to 40	41,661	19,719		21,942
Total Amortized Intangibles		333,725	152,422		181,303
Indefinite-lived intangible assets					
Tradenames		121,856			121,856
Total Other Intangible Assets		$ 455,581	$ 152,422	$ -	$ 303,159
As of May 31, 2009					
Amortized intangible assets					
Formulae	4 to 33	$ 206,466	$ 104,882	$ -	$ 101,584
Customer-related intangibles	5 to 33	117,932	43,266		74,666
Trademarks/names	3 to 40	27,235	8,766		18,469
Other	1 to 40	38,974	23,007		15,967
Total Amortized Intangibles		390,607	179,921		210,686
Indefinite-lived intangible assets					
Tradenames		147,931		520	147,411
Total Other Intangible Assets		$ 538,538	$ 179,921	$ 520	$ 358,097

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2010, 2009 and 2008 was $22.2 million, $22.5 million and $20.6 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2011 — $22 million, 2012 — $21 million, 2013 — $20 million, 2014 — $18 million, and 2015 — $17 million.

12) Depreciation

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 25 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 25 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

We review long-lived assets for impairment when circumstances indicate that the carrying values of these assets may not be recoverable. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted future cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded for the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, internal appraisals or external appraisals, as applicable. Assets to be disposed of are carried at the lower of their carrying value or estimated net realizable value.

13) Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. Certain long-term construction contracts are accounted for under the percentage-of-completion method, and therefore we record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

14) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2010, 2009 and 2008, shipping costs were $101.7 million, $108.8 million and $124.2 million, respectively.

15) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2010, 2009 and 2008, advertising costs were $39.4 million, $36.2 million and $39.9 million, respectively.

16) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2010, 2009 and 2008 were $41.3 million, $40.1 million and $40.2 million, respectively.

17) Cost Reduction Initiatives

During fiscal 2009, we undertook various actions to lower the fixed cost base of certain of our businesses in response to the volatile economic environment at that time. As a result of those cost reduction measures, which included personnel reductions, during fiscal 2009 we incurred employee separation costs of $20.3 million in pre-tax charges. Of the $20.3 million incurred, $14.6 million was related to our industrial reportable segment ("industrial segment") and $5.5 million was related to our consumer reportable segment ("consumer segment"), with the remainder recognized at the nonoperating level. These costs, all of which were cash costs, were reflected within SG&A expenses on our fiscal 2009 Consolidated Statements of Income. At May 31, 2009, the balance included in other accrued liabilities in our Consolidated Balance Sheets for these initiatives totaled approximately $5.2 million. We incurred an additional $5.2 million of various new cost reduction initiatives during fiscal 2010, and paid $4.5 million in cash for existing accruals, for an ending balance in this accrual of $5.9 million at May 31, 2010.

18) Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock, stock options and stock appreciation rights ("SARs"). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period. Refer to Note E, "Stock-Based Compensation," for further information.

19) Investment (Income) Expense, Net

Investment (income) expense, net, consists of the following components:

Year Ended May 31	2010	2009	2008
(In thousands)			
Interest (income)	$ (4,035)	$ (5,935)	$ (9,411)
(Gain)/loss on sale of marketable securities	(2,160)	(1,577)	(3,169)
Other-than-temporary impairment on securities	260	15,062	1,409
Dividend (income)	(1,641)	(1,756)	(2,341)
Investment (income) expense, net	$ (7,576)	$ 5,794	$(13,512)

20) Other (Income) and Expense, Net

Other (income) and expense, net, consists of the following components:

Year Ended May 31	2010	2009	2008
(In thousands)			
Net loss upon deconsolidation of SPHC	$ 7,946	$ -	$ -
Miscellaneous (income) and expense, net	1,396	3,302	5,463
Other (income) and expense, net	$ 9,342	$ 3,302	$ 5,463

21) Income Taxes

The provision for income taxes is calculated using the liability method. Under the liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.

We have not provided for U.S. income and foreign withholding taxes on approximately $843.0 million of foreign subsidiaries' undistributed earnings as of May 31, 2010, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

22) Earnings Per Share of Common Stock

On June 1, 2009, we implemented the provisions of recent guidance issued by the FASB regarding the computation of earnings per share. The FASB's updated guidance clarifies that unvested share-based payment awards that contain rights to receive non-forfeitable dividends are participating securities. Our unvested restricted shares are considered participating securities. The FASB also updated its guidance on how to allocate earnings to participating securities and compute earnings per share using the two-class method. We have retroactively applied the provisions of this guidance to the financial information included herein, which impacted prior year reported figures by reducing basic earnings per share for the fiscal year ended May 31, 2009 by $0.02, from reported basic earnings per share of $0.95 to as-adjusted basic earnings per share of $0.93; and by reducing basic and diluted earnings per share for the fiscal year ended May 31, 2008 by $0.03, from reported basic and diluted earnings per share of $0.40 and $0.39, respectively, to as-adjusted basic and diluted earnings per share of $0.36 and $0.36, respectively. No other prior year figures were impacted by this change.

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share, as calculated using the two-class method, for the fiscal years ended May 31, 2010, 2009 and 2008.

Year Ended May 31,	2010	2009	2008
(In thousands, except per share amounts)			
Numerator for earnings per share:			
Net income attributable to RPM International Inc. stockholders	$ 180,037	$119,616	$ 44,428
Less: Allocation of earnings and dividends to participating securities	(2,180)	(1,664)	(666)
Net income available to common shareholders – basic	177,857	117,952	43,762
Add: Undistributed earnings reallocated to unvested shareholders	6	2	(39)
Add: Income effect of contingently issuable shares		280	
Net income available to common shareholders - diluted	$ 177,863	$118,234	$ 43,723
Denominator for basic and diluted earnings per share:			
Basic weighted average common shares	127,047	126,373	120,151
Average diluted options	684	474	1,237
Additional shares issuable assuming conversion of convertible securities		842	
Total shares for diluted earnings per share	127,731	127,689	121,388
Earnings Per Share:			
Basic earnings per share of common stock	$ 1.40	$ 0.93	$ 0.36
Diluted earnings per share of common stock	$ 1.39	$ 0.93	$ 0.36

For the years ended May 31, 2010, 2009 and 2008, approximately 1,905,000, 1,652,000 and 1,471,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive. For the year ended May 31, 2008, conversion of approximately 8.0 million shares of common stock associated with our convertible securities was not assumed, as the result would have been anti-dilutive.

23) Other Recent Accounting Pronouncements

Accounting Standards Codification — In June 2009, the FASB issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "ASC"), which identifies itself as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Effective September 15, 2009, all of our public filings reference the ASC as the sole source of authoritative literature.

Subsequent Events — In February 2010, the FASB issued guidance, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Under the new guidance, entities that are SEC filers are required to evaluate subsequent events through the date the financial statements are issued. The guidance was effective upon issuance of the new provisions. Our adoption of the provisions of this new guidance had no impact on our financial position, results of operations or cash flows.

Financial Instruments — In April 2009, the FASB issued new guidance regarding disclosures of the fair values of financial instruments for interim and annual reporting periods. The guidance is effective for interim reporting periods ending after June 15, 2009. We adopted the new guidance as of June 1, 2009.

Business Combinations — In December 2007, the FASB issued guidance regarding the accounting for business combinations. Under the updated guidance, transaction costs are no longer considered part of the fair value of an acquisition, but are required to be expensed as incurred. Additionally under the updated guidance, upon initially obtaining control of another entity or business, an acquirer must recognize 100% of the fair values of assets acquired, including goodwill and liabilities assumed, with limited exceptions, even if the acquirer has not acquired 100% of the target. We adopted the provisions of this guidance as of June 1, 2009. For the year ended May 31, 2010, we recognized approximately $4.2 million of acquisition-related expense in SG&A. The impact of our adoption on future periods will depend upon the nature and significance of any acquisitions subject to this statement.

Consolidation of Noncontrolling Interests — In December 2007, the FASB issued guidance surrounding the accounting and reporting of noncontrolling interests, which requires entities to report noncontrolling (minority) interests in subsidiaries and deconsolidated subsidiaries as a separate component of equity in the Consolidated Financial Statements. Our June 1, 2009 adoption of this new guidance did not have a material impact on our financial statements. However, the application of this new accounting guidance in connection with the recent bankruptcy and resulting deconsolidation of SPHC will have a material impact on our financial position, results of operations and disclosures in future periods.

Convertible Debt — In May 2008, the FASB issued guidance, which requires the issuer of certain convertible debt instruments that may be settled in cash upon conversion to separately account for liability and equity components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. Although we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033 during the first fiscal quarter of 2009, the FASB's guidance requires retrospective application to all years presented. We adopted this guidance effective June 1, 2007, and as a result, recorded additional interest expense of $5.0 million during our fiscal year ended May 31, 2008, which resulted in an after-tax decrease to reported net income of $3.3 million and a reduction of reported basic and diluted earnings per share of common stock of $0.03 per share. There was no impact on our results of operations for our fiscal years ended May 31, 2010 or 2009. The cumulative effect of our adoption of this guidance as of June 1, 2007 was a reduction of retained earnings of approximately $15.5 million. The following tables illustrate the retrospective changes made to our comparative financial statements for fiscal 2009 and 2008:

	Year Ended May 31, 2008		
(In thousands)	As Originally Reported	Adjustment	As Adjusted
Income Before Income Taxes	$ 39,054	$ (5,047)	$ 34,007
(Benefit) for Income Taxes	(8,655)	(1,766)	(10,421)
Net Income	$ 47,709	$ (3,281)	$ 44,428

	As of May 31, 2009		
(In thousands)	As Originally Reported	Adjustment	As Adjusted
Paid-in Capital	$ 780,967	$ 15,474	$ 796,441
Retained Earnings	$ 443,429	$ (15,474)	$ 427,955

Fair Value Measurements — In September 2006, the FASB issued guidance pertaining to fair value measurements. The guidance clarified the definition of fair value, established a framework for measuring fair value and required expanded disclosures on fair value measurements. We adopted the provisions relating to fair value measurements as of June 1, 2008. See page 43 for the disclosures required by this statement. The adoption of this standard had no impact on our Consolidated Financial Statements.

As of June 1, 2008, we adopted new guidance surrounding the fair value option for financial assets and financial liabilities. The guidance provides companies with the option to measure, at fair value, certain financial instruments and other items that are not currently required to be measured at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. The application of this guidance had no impact on our financial statements.

Split-Dollar Life Insurance Arrangements — We adopted guidance pertaining to the accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements as of June 1, 2008. This guidance addresses the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. We elected to adopt the provisions of this accounting guidance as a change in accounting principle through a cumulative-effect adjustment to beginning retained earnings. Our adoption of these provisions did not have a material impact on our Consolidated Financial Statements.

Share-Based Payment Awards — We adopted guidance pertaining to the accounting for income tax benefits of dividends on share-based payment awards as of June 1, 2008. This guidance addresses recognition of income tax benefits received on certain dividend payments. The guidance requires that the realized income tax benefits associated with those dividends should be recognized in additional paid-in capital. Our adoption of the provisions of this guidance was prospective and did not have a material impact on our Consolidated Financial Statements.

Earnings Per Share — In June 2008, the FASB issued guidance, which requires all shares that qualify as participating securities prior to vesting to be included in the earnings allocation in computing earnings per share under the two-class method. Upon adoption, the provisions of this FSP are required to be retrospectively applied to all earnings per share data presented. This guidance became effective beginning with our current fiscal year ended May 31, 2010. Refer to page 47 for information outlining the impact this requirement has had on our financial statements.

24) Subsequent Events

We have evaluated events subsequent to May 31, 2010, through the date the financial statements were issued, and have determined no events have occurred that require adjustment of or disclosure in the Consolidated Financial Statements.

NOTE B — BORROWINGS

A description of long-term debt follows:

May 31	2010	2009
(In thousands)		
Unsecured 4.45% senior notes due October 15, 2009	$ -	$ 163,715
Unsecured 6.25% senior notes due December 15, 2013	200,000	200,000
Unsecured 6.50% senior notes due February 14, 2018[1]	247,153	246,785
Unsecured 6.125% senior note due October 15, 2019[2]	299,706	
Unsecured 6.70% senior notes due November 1, 2015[3]	150,000	150,000
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR and prime rate, averaged 2.48% and 4.38%, respectively, for U.S. dollar denominated debt at May 31, 2010	22,520	158,904
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2016	9,236	11,438
	928,615	930,842
Less current portion	4,307	168,547
Total Long-Term Debt, Less Current Maturities	$ 924,308	$ 762,295

(1) The $250.0 million face amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $2.8 million and $3.2 million at May 31, 2010 and 2009, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(2) The $300.0 million face amount of the notes due 2019 is adjusted for the amortization of the original discount, which approximated $0.3 million at May 31, 2010. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.139%.

(3) We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2010 are as follows: 2011 — $4.3 million; 2012 — $23.3 million; 2013 — $0.7 million; 2014 — $200.7 million; 2015 — $0.7 million; and thereafter $698.9 million. Additionally, at May 31, 2010, we had unused lines of credit totaling $473.1 million.

On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the "Notes"). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.

On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the "AR program"). The AR program, which was established with two banks for certain of our subsidiaries ("originating subsidiaries"), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly owned special purpose entity ("SPE"), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR program do not constitute a form of off-balance sheet financing and will be fully reflected in our financial statements. Entry into the AR program potentially increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR program. At May 31, 2010, approximately $116.6 million was available under this AR program.

During our first quarter of fiscal 2009, our Senior Convertible Notes (the "Convertible Notes") due May 13, 2033 became eligible for conversion based upon the price of RPM International Inc. common stock. On June 13, 2008, we called for the redemption of all of our outstanding Convertible Notes on the effective date of July 14, 2008 (the "Redemption Date"). Prior to the Redemption Date, virtually all of the holders had already converted their Convertible Notes into 8,030,455 shares of RPM International Inc. common stock, or 27.0517 shares of common stock for each $1,000 Face Value Convertible Note they held. Any fractional shares from the conversion were paid in cash.

On February 20, 2008 we issued and sold $250.0 million of 6.50% Notes due February 15, 2018. The proceeds were used to repay our $100.0 million Senior Unsecured Notes due March 1, 2008, the outstanding principal under our $125.0 million accounts receivable securitization program and $19.0 million in short-term borrowings under our revolving credit facility. This financing strengthened our credit profile and liquidity position, as well as lengthened the average maturity of our outstanding debt obligations.

On December 29, 2006, we replaced our $330.0 million revolving credit facility with a $400.0 million five-year credit facility (the "Credit Facility"). The Credit Facility is used for working capital needs and general corporate purposes, including acquisitions. The Credit Facility provides for borrowings in U.S. dollars and several foreign currencies and provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the Credit Facility may be expanded, subject to lender approval, upon our request by up to an additional $175.0 million, thus potentially expanding the Credit Facility to $575.0 million.

On October 19, 2005, RPM United Kingdom G.P., our indirect wholly owned finance subsidiary, issued and sold $150.0 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by us. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed-rate borrowing of 5.31%. As of May 31, 2010 and 2009, the fair value of this cross-currency swap, which is designated as a cash flow hedge, was a $1.4 million liability and a $21.7 million liability, respectively, which is reflected in other long-term liabilities on the Consolidated Balance Sheets.

On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. As of May 31, 2009 the fair value of this interest-rate swap, which was in an asset position, was $2.3 million. During the second quarter of fiscal 2010, the swap terminated in conjunction with the maturity of the debt.

Our hedged risks are associated with certain fixed-rate debt whereby, at May 31, 2009, we had a $163.7 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matured in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge was considered perfectly effective against changes in the fair value of debt, and therefore, there was no need to periodically reassess the effectiveness during the term of the hedge. During October 2009, we repaid $163.7 million in principal amount of our unsecured notes using a portion of the proceeds from our $300.0 million aggregrate principal amount of 6.125% Notes due 2019.

On May 29, 2009, we entered into an amendment to our Credit Facility agreement with our lenders. Under the amendment, we are required to comply with various customary affirmative and negative covenants. These include financial covenants requiring us to maintain certain leverage and interest coverage ratios. The definition of EBITDA has been amended to add back the sum of all (i) non-cash charges relating to the write-down or impairment of goodwill and other intangibles during the applicable period, (ii) other non-cash charges up to an aggregate of $25.0 million during such applicable period and (iii) one-time cash charges incurred during the period from June 1, 2008 through May 31, 2010, but only up to an aggregate of not more than $25.0 million during such applicable period. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended. The minimum required consolidated interest coverage ratio, EBITDA to interest expense, remains 3.50 to 1 under the amendment, but allowance of the add-backs referred to above has the effect of making this covenant less restrictive. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness at any date to exceed 55% of the sum of such indebtedness and our consolidated shareholders' equity on such date, and may not permit the indebtedness of our domestic subsidiaries (determined on a combined basis and excluding indebtedness to us and indebtedness incurred pursuant to permitted receivables securitizations) to exceed 15% of our consolidated shareholders' equity. This amendment also added a fixed charge coverage covenant beginning with our fiscal quarter ended August 31, 2009. Under the fixed charge coverage covenant, the ratio of our consolidated EBITDA for any four-fiscal-quarter-period to the sum of our consolidated interest expense, income taxes paid in cash (other than taxes on non-recurring gains), capital expenditures, scheduled principal payments on our amortizing indebtedness (other than indebtedness scheduled to be repaid at maturity) and dividends paid in cash (or, for testing periods ending on or before May 31, 2010, 70% of dividends paid in cash), in each case for such four-fiscal-quarter period, may not be less than 1.00 to 1. This amendment also included a temporary, one-year restriction on certain mergers, asset dispositions and acquisitions, and contains customary representations and warranties.

On May 28, 2010, we entered into Amendment No. 2 to our Credit Facility agreement with our lenders. Pursuant to Amendment No. 2, Specialty Products Holding Corp., an Ohio corporation, and its subsidiaries, including Bondex, (collectively, the "Excluded Subsidiaries"), are to be excluded from the defined term "Subsidiary" as used in the Credit Agreement. Furthermore, the defined term "EBITDA" as used in the Credit Agreement has been revised to add back non-cash charges or losses and subtract non-cash gains in each case related to or resulting from the bankruptcy filing of any Excluded Subsidiary.

We are subject to the same leverage, interest coverage and fixed charge coverage covenants under the AR program as those contained in our Credit Facility. On May 29, 2009, we also entered into an amendment to our AR program. Included in the amendment were the same amendments to the definition of EBITDA, an identical reduction in the maximum consolidated leverage ratio and the same fixed charge coverage covenants as were included in our Credit Facility amendment, as outlined above.

In addition, on May 28, 2010 we entered into an amendment to the AR Program whereby certain "Excluded Subsidiaries" would be excluded from the defined term, "Subsidiary" as used in the Receivables Agreement. Furthermore, the defined term "EBITDA" as used in the Receivables Agreement has been revised to add back non-cash charges or losses and subtract non-cash gains in each case related to or resulting from the bankruptcy filing of any Excluded Subsidiary.

Our failure to comply with these and other covenants contained in the Credit Facility may result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

As of May 31, 2010, we were in compliance with all covenants contained in our Credit Facility, including the leverage, interest coverage ratio and fixed charge coverage covenants. At that date, our leverage ratio was 46.2%, while our interest coverage and fixed charge coverage ratios were 6.03:1 and 1.72:1, respectively. Additionally, in accordance with these covenants, at May 31, 2010, our domestic subsidiaries indebtedness did not exceed 15% of consolidated shareholders' equity as of that date.

Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $688.5 million at May 31, 2010. Our debt-to-capital ratio was 46.2% at May 31, 2010, compared with 44.9% at May 31, 2009.

NOTE C — INCOME TAXES

The provision for income taxes is calculated in accordance with ASC 740 (formerly SFAS No. 109, "Accounting for Income Taxes"), which requires the recognition of deferred income taxes using the liability method.

Income (loss) before income taxes as shown in the Consolidated Statements of Income is summarized below for the periods indicated. Certain foreign operations are branches of RPM International Inc.'s subsidiaries and are therefore subject to income taxes in both the United States and the respective foreign jurisdictions. Accordingly, the provision (benefit) for income taxes by jurisdiction and the income (loss) before income taxes by jurisdiction may not be directly related.

Year Ended May 31	2010	2009	2008
(In thousands)			
United States	$ 198,103	$ 90,425	$ (99,211)
Foreign	70,351	90,443	133,218
Income Before Income Taxes	$ 268,454	$ 180,868	$ 34,007

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31	2010	2009	2008
(In thousands)			
Current:			
U.S. federal	$ 8,407	$ 27,743	$ 18,087
State and local	4,854	3,764	8,085
Foreign	41,581	27,277	37,295
Total Current	54,842	58,784	63,467
Deferred:			
U.S. federal	37,651	3,347	(69,643)
State and local	1,235	(2,617)	(3,039)
Foreign	(6,401)	1,738	(1,206)
Total Deferred	32,485	2,468	(73,888)
Provision (Benefit) for Income Taxes	$ 87,327	$ 61,252	$ (10,421)

The significant components of deferred income tax assets and liabilities as of May 31, 2010 and 2009 were as follows:

	2010	2009
(In thousands)		
Deferred income tax assets related to:		
Inventories	$ 7,168	$ 7,237
Allowance for losses	9,700	6,344
Accrued compensation and benefits	72,202	49,011
Asbestos-related liabilities	-	173,552
Accrued other expenses	7,391	11,771
Other long-term liabilities	23,393	26,608
Net operating loss and credit carryforwards	47,050	26,032
Total Deferred Income Tax Assets	166,904	300,555
Less: valuation allowances	(46,360)	(24,056)
Net Deferred Income Tax Assets	120,544	276,499
Deferred income tax (liabilities) related to:		
Depreciation	(44,969)	(53,888)
Pension and other postretirement benefits	(9,481)	(5,190)
Amortization of intangibles	(89,458)	(104,196)
Total Deferred Income Tax (Liabilities)	(143,908)	(163,274)
Deferred Income Tax (Liabilities) Assets, Net	$ (23,364)	$113,225

At May 31, 2010, we had U.S. federal foreign tax credit carryforwards of approximately $13.4 million, which expire starting in 2013. Additionally at May 31, 2010 we had approximately $10.0 million of state net operating loss carryforwards that expire at various dates beginning in 2011 and foreign net operating loss carryforwards of approximately $113.2 million, of which approximately $7.3 million will expire at various dates beginning in 2011 and approximately $105.9 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

We have determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, as well as anticipated foreign source income, will be significant enough to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $46.4 million and $24.1 million have been recorded as of May 31, 2010 and 2009, respectively. Valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. In accordance with ASC 805, any reversal of a valuation allowance that was recorded in purchase accounting reduces income tax expense.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31	2010	2009	2008
(In thousands)			
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$ 93,959	$ 63,304	$ 11,903
Impact of foreign operations	(32,529)	(11,285)	(23,478)
Nondeductible impairment of goodwill		5,230	
State and local income taxes, net of federal income tax benefit	3,958	746	3,280
Tax benefits from the domestic manufacturing deduction	(756)	(1,018)	(1,894)
Nondeductible business expense	1,560	1,490	1,591
Valuation allowance	18,107	3,252	(1,614)
Other	3,028	(467)	(209)
Provision (Benefit) for Income Tax Expense	$ 87,327	$ 61,252	$ (10,421)
Effective Income Tax Rate	32.5%	33.9%	(30.6)%

On June 1, 2007, we adopted the subtopics of ASC 740 related to the accounting for uncertain income tax positions. As required, the cumulative effect of applying these subtopics has been recorded as a $1.7 million decrease to retained earnings. Upon adoption of these subtopics, our unrecognized tax benefits were $2.8 million, of which $1.9 million would affect the effective tax rate, if recognized. Further, unrecognized tax benefits have been classified as other long-term liabilities unless expected to be paid in one year.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2010, 2009 and 2008, the accrual for interest and penalties was $1.5 million, $1.6 million and $1.3 million, respectively.

The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2010	2009	2008
Balance at June 1	$ 2.8	$ 3.2	$ 2.8
Additions based on tax positions related to current year	0.3		0.4
Additions for tax positions of prior years	1.2		
Reductions for tax positions of prior years	(0.2)	(0.2)	
Settlements	(1.4)	(0.2)	
Balance at May 31	$ 2.7	$ 2.8	$ 3.2

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $1.8 million at May 31, 2010, $2.0 million at May 31, 2009 and $2.4 million at May 31, 2008. We do not anticipate any significant changes to the total unrecognized tax benefits within the next 12 months.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. As of May 31, 2010 we are subject to U.S. federal income tax examinations for the fiscal years 2007 through 2010. In addition, with limited exceptions, we, or our subsidiaries, are subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2003 through 2010. We are currently subject to an Internal Revenue Service audit for the fiscal 2007 and 2008 tax years. Although the outcome of the examination is uncertain, we do not expect the results to have a material impact on the financial statements.

NOTE D — COMMON STOCK

On April 21, 2009, our board of directors adopted a new Stockholder Rights Plan to replace the rights plan that was originally adopted in 1999 and expired in May 2009. The new plan is substantively similar to its predecessor. Under the new plan, our board declared a dividend distribution of one right for each outstanding share of our common stock, payable May 11, 2009. The rights will initially trade together with shares of our common stock and will not be exercisable. The rights generally will become exercisable and allow the holder to acquire shares of our common stock at a discounted price if a person or group acquires 15% or more of our outstanding shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. Our board may, at its option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 11, 2019, unless earlier redeemed, exchanged or amended by the board. The new plan specifically provides that our board will review the status of the new plan at the end of five years to determine if any such action should be taken.

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2009, we repurchased approximately 2.4 million shares of our common stock at a cost of approximately $43.4 million, or an average cost of $18.41 per share, under this program. There was no activity under this program during fiscal 2010 or 2008.

NOTE E — STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, stock options and SARs. We grant stock-based incentive awards to our employees and/or our directors under various share-based compensation plans. Plans that provide for stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the "1996 Plan") and the 2004 Omnibus Equity and Incentive Plan (the "Omnibus Plan"), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the "2003 Plan") and the 2007 Restricted Stock Plan (the "2007 Plan"). The 2007 Plan succeeded the 1997 Restricted Stock Plan ("the 1997 Plan"), which expired by its terms at May 31, 2007.

We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year ended May 31	2010	2009	2008
(In thousands)			
Selling, general and administrative expense	$ 10,030	$ 8,008	$ 13,396
Income tax (benefit)	(3,538)	(2,622)	(4,074)
Total stock-based compensation expense	$ 6,492	$ 5,386	$ 9,322

Total unrecognized compensation cost related to non-vested awards at May 31, 2010 was $15.0 million, and is expected to be recognized over a weighted-average period of approximately three years.

Stock Option Plans

Stock options are awards that allow our employees to purchase shares of our common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended May 31	2010	2009	2008
Risk-free interest rate	3.2%	3.9%	4.5%
Expected life of option	7.5 yrs	7.4 yrs	7.5 yrs
Expected dividend yield	4.3%	5.7%	3.3%
Expected volatility rate	30.4%	28.4%	26.7%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatility rates are based on historical volatility of shares of our common stock.

The 1996 Plan, which expired by its terms on August 15, 2006, provided for the granting of stock options for up to 9,000,000 shares. Stock options were granted to employees and directors at an exercise price equal to the fair market value of our common stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2010 to October 2014. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. No shares vested during the year ended May 31, 2010. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. On October 7, 2009, an amendment to the Omnibus Plan was approved by our stockholders, which authorized an additional 6,000,000 shares of Common Stock available for issuance under this plan, or a total of 12,000,000 shares of our common stock to be subject to awards under this plan. Of the 12,000,000 shares of common stock issuable under the Omnibus Plan, any number of shares that remain available after "full-value" awards are granted, or up to a maximum of 12,000,000 shares, may be in the form of SARs grants or other types of awards other than "full-value" awards such as restricted stock awards, restricted stock unit awards, performance share awards or performance unit awards. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2010, there were 2,337,500 SARs outstanding and 1,924,775 stock options outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these plans during the three fiscal years ended May 31:

	2010		2009		2008	
Share-Based Payments	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option
(In thousands, except per share amounts)						
Balance at June 1	$15.70	4,946	$15.71	4,742	$14.67	4,950
Options granted	$18.96	565	$14.05	520	$22.88	600
Options canceled/expired	$16.69	(175)	$18.16	(55)	$15.58	(24)
Options exercised	$13.35	(1,074)	$12.04	(261)	$14.64	(784)
Balance at May 31	$16.68	4,262	$15.70	4,946	$15.71	4,742
Exercisable at May 31	$15.99	3,034	$14.90	3,719	$14.09	3,548

At May 31, 2010, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $15.0 million and 5.2 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $12.4 million and 3.9 years, respectively. Stock options granted during the years ended May 31, 2010, 2009 and 2008 were granted at exercise prices equivalent to the stock price on the date of grant and had weighted-average grant-date fair values of $4.09, $2.40 and $5.61, respectively.

The total intrinsic value of options exercised during the years ended May 31, 2010, 2009 and 2008 was $6.8 million, $1.6 million and $6.6 million, respectively. There was a tax benefit of $2.4 million, $0.3 million and $1.8 million realized for the tax deductions from option exercises of the share-based payment for the year ended May 31, 2010, 2009 and 2008, respectively.

The fair values of all nonvested share-based payment awards have been calculated using the market value of the shares on the date of issuance. We anticipate that approximately 1.2 million shares at a weighted-average exercise price of $18.40 and a weighted-average remaining contractual term of 8.5 years will ultimately vest under these plans.

A summary of the status of our nonvested share-based payment awards, including SARs, as of May 31, 2010, and the changes during the year then-ended, is incorporated as follows:

Nonvested Share-Based Payment Awards

(Shares in thousands)	Weighted Average Grant-Date Fair Value	Number of Shares Under Option	Weighted Average Remaining Contractual Term
June 1, 2009	$ 3.93	1,227	
Granted	$ 4.09	565	
Vested	$ 4.12	(469)	
Forfeited/expired	$ 3.78	(94)	
May 31, 2010	$ 3.92	1,229	8.45

The total fair value of shares that vested during the fiscal years ended May 31, 2010, 2009 and 2008 was $1.9 million, $2.2 million, and $3.0 million, respectively.

At May 31, 2010, the total unamortized stock-based compensation expense related to SARs that were previously granted was $3.5 million.

Restricted Stock Plans

We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of our common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. A description of our restricted stock plans follows.

Under the Omnibus Plan, as previously discussed, a total of 12,000,000 shares of our common stock may be subject to awards. Of the 12,000,000 shares of common stock issuable under the Omnibus Plan, up to 6,000,000 shares may be subject to "full-value" awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. During the fiscal year ended May 31, 2010, we granted 85,500 shares of performance-earned restricted stock under the Omnibus Plan at a weighted-average grant price of $18.82. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. In addition, during July and October 2009, we granted 7,330 and 129,593 restricted stock units, respectively, under the Omnibus Plan at a weighted average price of $14.66 and $18.82, respectively. The restricted stock units begin to vest on a straight line basis upon the participants' attainment of age 55 through age 65. At May 31, 2010, unamortized deferred compensation expense of $0.1 million and $1.4 million, respectively, remained and are being amortized over the applicable vesting period for each participant. At May 31, 2010, the total remaining unamortized stock-based compensation expense was $4.5 million.

In July 2007, performance-contingent restricted stock ("PCRS") awards were approved. PCRS awards were made pursuant to the Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. During the fiscal years ended May 31, 2010, 2009 and 2008, we did not grant any PCRS awards. Since the performance goals were not met, the PCRS awards were forfeited on July 19, 2010.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. For the year ended May 31, 2010, 32,400 shares were granted at a weighted-average price of $18.96 per share, with 321,000 shares available for future grant. For the year ended May 31, 2009, 36,000 shares were granted at a weighted-average price of $14.05 per share. For the year ended May 31, 2008, 22,000 shares were granted at a weighted-average price of $22.88 per share. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.8 million at May 31, 2010, is being amortized over a three-year vesting period. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments.

Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. The following table sets forth awards under the 2007 Plan for the years ended May 31, 2010, 2009 and 2008:

For the fiscal year ended	2010	2009	2008
Number of shares awarded	404,831	52,108	48,009
Weighted-average grant-date price	$ 14.66	$ 20.26	$ 23.47

As of May 31, 2010, 495,052 shares were available for future issuance under the 2007 Plan. At May 31, 2010, unamortized stock-based compensation expense of $4.4 million relating to the 2007 Plan, and an additional $0.3 million remaining under the 1997 Plan, is being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2010:

Nonvested Restricted Shares

(Shares in thousands)	Weighted Average Grant-Date Fair Value	Number of Shares
June 1, 2009	$ 19.09	1,795
Granted	$ 16.26	660
Vested	$ 18.64	(404)
Forfeited/expired	$ 18.77	(101)
May 31, 2010	$ 18.24	1,950

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2010 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 1.4 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2010, 2009 and 2008, the weighted-average grant-date fair value for restricted share grants was $16.26, $14.68 and $23.16, respectively. The total fair value of shares that vested during the years ended May 31, 2010, 2009 and 2008 was $7.7 million, $5.8 million and $12.9 million, respectively. We anticipate that approximately 1.9 million shares at a weighted-average grant-date fair value of $18.24 and a weighted-average remaining contractual term of 1.4 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 30,309 shares of restricted stock were vested at June 1, 2009, with 64,861 restricted shares vested as of May 31, 2010. The total intrinsic value of restricted shares converted during the years ended May 31, 2010, 2009 and 2008 was $0.6 million, $0.09 million and $8.5 million, respectively.

Total unrecognized compensation cost related to nonvested awards of restricted shares of common stock was $11.5 million as of May 31, 2010. That cost is expected to be recognized over a weighted-average period of 1.4 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2010.

NOTE F — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2010:

May 31 *(In thousands)*	
2011	$ 33,788
2012	25,646
2013	18,713
2014	13,025
2015	11,250
Thereafter	47,077
Total Minimum Lease Commitments	$149,499

Total rental expense for all operating leases amounted to $41.8 million in fiscal 2010, $40.4 million in fiscal 2009 and $38.5 million in fiscal 2008.

NOTE G — PENSION PLANS

We sponsor several pension plans for our employees, including our principal plan (the "Retirement Plan"), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans that are governed by local statutory requirements.

On May 31, 2007 and June 1 2007, we adopted the recognition and measurement date provisions, respectively, of ASC 715.

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2011, we expect to contribute approximately $10.1 million to the retirement plans in the U.S. and approximately $8.9 million to our foreign plans.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2010	2009	2008	2010	2009	2008
Service cost	$14,020	$14,721	$14,240	$1,971	$3,033	$3,282
Interest cost	13,499	11,907	10,296	7,352	7,655	6,545
Expected return on plan assets	(9,795)	(12,893)	(13,319)	(6,068)	(7,387)	(6,725)
Amortization of:						
Prior service cost	351	342	240	9	4	16
Net actuarial losses recognized	6,554	2,652	1,415	963	1,243	1,509
Curtailment/settlement (gains) losses				(76)	(119)	(699)
Net Pension Cost	$24,629	$16,729	$12,872	$4,151	$4,429	$3,928

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2010 and 2009, were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2010	2009	2010	2009
Benefit obligation at beginning of year	$192,639	$185,569	$106,374	$130,571
Service cost	14,020	14,721	1,971	3,033
Interest cost	13,499	11,907	7,352	7,655
Benefits paid	(13,070)	(10,463)	(5,851)	(6,072)
Participant contributions			941	815
Acquisitions and new plans				5,646
Plan amendments			66	62
Actuarial (gains)/losses	55,711	(9,095)	34,072	(20,608)
Settlements/Curtailments				(317)
Premiums paid			(150)	(67)
Currency exchange rate changes			(6,954)	(14,344)
Adjustment for deconsolidation of SPHC	(4,044)			
Benefit Obligation at End of Year	$258,755	$192,639	$137,821	$106,374
Fair value of plan assets at beginning of year	$112,678	$147,884	$98,299	$115,424
Actual return on plan assets	18,546	(34,976)	14,035	(12,153)
Employer contributions	32,080	10,233	10,196	8,027
Participant contributions			941	815
Acquisitions				5,029
Benefits paid	(13,070)	(10,463)	(5,851)	(6,072)
Premiums paid			(150)	(67)
Currency exchange rate changes			(5,035)	(12,704)
Adjustment for deconsolidation of SPHC	(2,864)			
Fair Value of Plan Assets at End of Year	$147,370	$112,678	$112,435	$98,299
(Deficit) of plan assets versus benefit obligations at end of year	$(111,385)	$(79,961)	$(25,386)	$(8,075)
Net Amount Recognized	$(111,385)	$(79,961)	$(25,386)	$(8,075)
Accumulated Benefit Obligation	$213,984	$156,423	$123,460	$97,257

The fair value of the assets held by our pension plans has increased at May 31, 2010 since our previous measurement date at May 31, 2009, due primarily to the combination of gains in the stock markets and our additional plan contributions. At the same time, plan liabilities have increased significantly due to decreases in discount rates. As such, we have increased our recorded liability for the net underfunded status of our pension plans, and we expect pension expense in fiscal 2011 to increase from fiscal 2010. Any declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2010 and 2009 are as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2010	2009	2010	2009
Noncurrent assets	$	$	$	$ 4,245
Current liabilities	(98)	(97)	(326)	(416)
Noncurrent liabilities	(111,287)	(79,864)	(25,060)	(11,904)
Net Amount Recognized	$(111,385)	$ (79,961)	$ (25,386)	$ (8,075)

The following table summarizes the relationship between our plans' benefit obligations and assets:

	U.S. Plans			
	2010		2009	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$258,755	$147,370	$192,639	$112,678
Plans with accumulated benefit obligation in excess of plan assets	213,984	147,370	156,423	112,678

	Non-U.S. Plans			
	2010		2009	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$137,821	$112,435	$ 50,052	$ 37,731
Plans with accumulated benefit obligation in excess of plan assets	63,562	51,957	43,878	37,731
Plans with assets in excess of projected benefit obligations			56,322	60,568
Plans with assets in excess of accumulated benefit obligations	59,898	60,478	53,379	60,568

The following table presents the pre-tax net actuarial loss, prior service (costs) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2010	2009	2010	2009
Net actuarial loss	$ (118,007)	$ (79,291)	$ (45,083)	$ (20,675)
Prior service (costs)	(2,321)	(2,725)	(121)	(82)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$ (120,328)	$ (82,016)	$ (45,204)	$ (20,757)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2010	2009	2010	2009
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Prior service cost			$ 66	$ 62
Net loss (gain) arising during the year*	$ 46,961	$ 38,774	26,105	(1,267)
Effect of exchange rates on amounts included in AOCI			(829)	(3,166)
Amounts recognized as a component of net periodic benefit cost:				
Amortization or curtailment recognition of prior service credit (cost)	(351)	(342)	(9)	(4)
Amortization or settlement recognition of net gain (loss)	(6,554)	(2,652)	(886)	(1,243)
Adjustment for deconsolidation of SPHC	(1,744)			
Total recognized in other comprehensive loss (income)	$ 38,312	$ 35,780	$ 24,447	$ (5,618)

* Includes curtailment gains not recognized as a component of net periodic pension cost.

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2010 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2011:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$ (8,782)	$ (2,339)
Prior service (costs)	$ (358)	$ (11)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets. Expected return on assets is determined by using the weighted-average return on asset classes based on expected return for the target asset allocations of the principal asset categories held by each plan. In determining expected return, we consider both historical performance and an estimate of future long-term rates of return. The assumption will typically be within the 25th to 75th percentile of 20-year returns given by our actuary's portfolio return calculator.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans	
Year-End Benefit Obligations	2010	2009	2010	2009
Discount rate	5.75%	6.90%	5.26%	6.96%
Rate of compensation increase	3.28%	3.28%	3.81%	3.76%

	U.S. Plans			Non-U.S. Plans		
Net Periodic Pension Cost	2010	2009	2008	2010	2009	2008
Discount rate	6.90%	6.50%	6.00%	6.96%	5.88%	5.23%
Expected return on plan assets	8.75%	8.75%	8.75%	5.94%	6.28%	6.38%
Rate of compensation increase	3.28%	3.78%	3.79%	3.76%	3.97%	3.88%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans

		Actual Asset Allocation	
(Dollars in millions)	Target Allocation as of May 31, 2010	2010	2009
Equity securities	65%	$ 95.3	$ 76.7
Fixed income securities	25%	21.6	24.8
Cash		23.2	4.5
Other	10%	7.3	6.8
Total assets	100%	$147.4	$112.8

Non-U.S. Plans

		Actual Asset Allocation	
(Dollars in millions)	Target Allocation as of May 31, 2010	2010	2009
Equity securities	42%	$ 48.3	$ 42.3
Fixed income securities	51%	60.9	49.1
Cash	1%	0.2	2.0
Property and other	6%	3.0	4.9
Total assets	100%	$112.4	$ 98.3

(In thousands)	U.S. Plans Quoted Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2010
U.S. Treasury and other government	$ -	$ 3,086	$ -	$ 3,086
State and municipal bonds		107		107
Foreign bonds		1,514		1,514
Mortgage-backed securities		4,723		4,723
Corporate bonds		12,208		12,208
Stocks	54,987			54,987
Mutual funds		40,272		40,272
Cash and cash equivalents	23,166			23,166
Limited partnerships			7,307	7,307
Total	$ 78,153	$ 61,910	$ 7,307	$ 147,370

(In thousands)	Non-U.S. Plans Quoted Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2010
Pooled equities	$ -	$ 47,839	$ -	$ 47,839
Pooled fixed income		37,535		37,535
Foreign bonds		308		308
Insurance contracts			26,030	26,030
Mutual funds		507		507
Cash and cash equivalents	216			216
Total	$ 216	$ 86,189	$ 26,030	$ 112,435

The following table includes the activity that occurred during the year ended May 31, 2010 for our Level 3 assets:

	Balance at Beginning of Period	Actual Return on Plan Assets For: Assets Still Held at Reporting Date	Actual Return on Plan Assets For: Assets Sold During Year	Purchases, Sales and Settlements, net[1]	Transfers In/Out of Level 3	Balance at End of Period
Year ended May 31, 2010	$ 35,430	1,497	-	(3,590)	-	$ 33,337

(1) Includes the impact of exchange rate changes during the year.

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. Our Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations. In general, investments for all plans are managed by private investment managers, reporting to our Investment Committee on a regular basis.

The goals of the investment strategy for pension assets include: The total return of the funds shall, over an extended period of time, surpass an index composed of the Standard & Poor's 500 Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash); weighted appropriately to match the asset allocation of the plans. The equity portion of the funds shall surpass the Standard & Poor's 500 Stock Index over a full market cycle, while the fixed income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed income assets such as, but not limited to, global and high yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $10.4 million, $10.7 million and $10.7 million for the years ending May 31, 2010, 2009 and 2008, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $17.8 in 2011; $19.9 in 2012; $20.6 in 2013; $21.9 in 2014; and $23.0 in 2015. In the five years thereafter (2016-2020) we expect to pay $126.2 million.

NOTE H — POSTRETIREMENT BENEFITS

We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2010:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2010	2009	2008	2010	2009	2008
Service cost — Benefits earned during this period	$ 3	$ 3	$	$ 338	$ 358	$ 531
Interest cost on the accumulated obligation	569	576	522	664	688	725
Amortization of prior service cost	(165)	(123)	(28)			
Amortization of unrecognized losses				(139)		96
Net Periodic Postretirement Expense	$ 407	$ 456	$ 494	$ 863	$1,046	$1,352

The changes in the benefit obligations of the plans at May 31, 2010 and 2009 were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2010	2009	2010	2009
Accumulated postretirement benefit obligation at beginning of year	$ 8,584	$ 6,952	$ 8,133	$11,772
Service cost	3	3	338	358
Interest cost	569	576	664	688
Benefit payments	(568)	(700)	(323)	(264)
Plan amendments	(592)			
Medicare subsidy received	104	104		
Actuarial (gains)	(164)	(490)	5,856	(3,365)
Impact of new accounting standard*		2,139		
Currency exchange rate changes			306	(1,056)
Accumulated and accrued postretirement benefit obligation at end of year	$ 7,936	$ 8,584	$14,974	$ 8,133

* Represents the impact new accounting guidance pertaining to split-dollar life insurance arrangements. Please refer to Note A(23), "Other Recent Accounting Pronouncements," for further information.

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

The following table presents the amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2010 and 2009:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2010	2009	2010	2009
Current liabilities	$ (578)	$ (653)	$ (315)	$ (273)
Noncurrent liabilities	(7,358)	(7,931)	(14,659)	(7,860)
Net Amount Recognized	$ (7,936)	$(8,584)	$(14,974)	$ (8,133)

The following table presents the pre-tax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2010	2009	2010	2009
Net actuarial gain (loss)	$ 2,227	$ 2,201	$ (2,824)	$ 3,055
Prior service credits	776	210		
Total recognized in accumulated other comprehensive income not affecting retained earnings	$ 3,003	$ 2,411	$ (2,824)	$ 3,055

The following table includes the changes we recognized in other comprehensive income:

(In thousands)	U.S. Plans 2010	U.S. Plans 2009	Non-U.S. Plans 2010	Non-U.S. Plans 2009
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Prior service cost	$ (592)	$	$	$
Net loss (gain) arising during the year*	(164)	(490)	5,799	(3,696)
Effect of exchange rates on amounts included in AOCI			(57)	301
Amounts recognized as a component of net periodic benefit cost:				
Amortization or curtailment recognition of prior service credit (cost)	26	28		
Amortization or settlement recognition of net gain (loss)	138	96	137	
Total recognized in other comprehensive loss (income)	$ (592)	$ (366)	$ 5,879	$ (3,395)

* Includes curtailment gains not recognized as a component of net periodic pension cost.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

Year-End Benefit Obligations	U.S. Plans 2010	U.S. Plans 2009	Non-U.S. Plans 2010	Non-U.S. Plans 2009
Discount rate	5.75%	6.90%	5.75%	8.00%
Current healthcare cost trend rate	8.04%	8.60%	7.40%	10.00%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	5.00%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2030	2024

Net Periodic Postretirement Benefit Cost	U.S. Plans 2010	U.S. Plans 2009	U.S. Plans 2008	Non-U.S. Plans 2010	Non-U.S. Plans 2009	Non-U.S. Plans 2008
Discount rate	6.90%	6.50%	6.00%	8.00%	6.50%	5.50%
Healthcare cost trend rate	8.60%	8.50%	9.00%	10.00%	6.50%	7.00%
Ultimate healthcare cost trend rate	4.50%	5.00%	5.00%	5.00%	4.50%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2015	2015	2024	2012	2012

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2010 and 2009:

(In thousands)	U.S. Plans 2010	U.S. Plans 2009	Non-U.S. Plans 2010	Non-U.S. Plans 2009
1% Increase in trend rate				
Accumulated Benefit Obligation	$ 380	$ 488	$ 3,231	$ 1,430
Postretirement Cost	34	35	209	135
1% Decrease in trend rate				
Accumulated Benefit Obligation	$ (338)	$ (432)	$ (2,499)	$ (1,138)
Postretirement Cost	(30)	(31)	(161)	(260)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2016-2020) we expect to pay a cumulative total of $6.8 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for all years since inception.

We have included the impact of our portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2010. For the fiscal years ended May 31, 2010 and 2009, we received reimbursements from Medicare related to this law amounting to approximately $100,000 each year.

NOTE I — REORGANIZATION PROCEEDINGS OF CERTAIN SUBSIDIARIES

General — Bondex and SPHC are defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products.

On May 31, 2010, Bondex and its parent, SPHC, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. SPHC is the parent company of Bondex and is also the parent company for various operating companies that are not part of the reorganization filing, including Chemical Specialties Manufacturing Corp., Day-Glo Color Corp., Dryvit Holdings, Inc., Guardian Protection Products Inc., Kop-Coat Inc., TCI, Inc. and RPM Wood Finishes Group, Inc. SPHC and Bondex (the "filing entities") took this action to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC-related products. As a result of the filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases. In addition, at the request of SPHC and Bondex, the bankruptcy court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex. Through the Chapter 11 proceedings, the filing entities intend ultimately to establish a trust in accordance with section 524(g) of the Bankruptcy Code and seek the imposition of a channeling injunction that will direct all future SPHC-related and Bondex-related claims to the trust. It is anticipated that the trust will compensate claims at appropriate values established by the trust documents and approved by the bankruptcy court. Because the case is in the beginning stages, it is not possible to predict how long the proceedings will last, the form of any ultimate resolution or when an ultimate resolution might occur.

Prior to the bankruptcy filing, the filing entities had engaged in a strategy of litigating asbestos-related products liability claims brought against them. Claims paid during the year ended May 31, 2010, prior to the bankruptcy filing, were $92.6 million, which included defense-related payments during the year of $42.6 million. No claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating.

Prior to the Chapter 11 bankruptcy filing, we recorded asbestos-related contingent liabilities that included estimations of future costs, which by nature are subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the filing entities' third-party insurers; (iv) future earnings and cash flow of the filing entities; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the filing entities under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture, which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to products for which one of our subsidiaries is responsible and the claimants' diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could have materially affected future asbestos-related liability estimates.

Historical Asbestos Liability Reserve — In fiscal 2006, management retained Crawford & Winiarski ("C&W"), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist it in calculating an estimate of Bondex's liability for unasserted-potential-future-asbestos-related claims. C&W's methodology to project Bondex's liability for unasserted-potential-future-asbestos-related claims included an analysis of: (a) a widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) the historical rate at which mesothelioma incidences resulted in the payment of claims by Bondex; (d) the historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) the historical ratio of mesothelioma-related indemnity payments to non-mesothelioma indemnity payments; and (f) the historical defense costs and their relationship with total indemnity payments. Based upon the results of this analysis, Bondex recorded an accrued liability for asbestos claims through 2016 as of May 31, 2006 of $421.3 million. This amount was calculated on a pre-tax basis and was not discounted for the time value of money.

During the fiscal year ended May 31, 2008, the ten-year asbestos liability established as of May 31, 2006 was reviewed and evaluated. As part of that process, the credibility of epidemiological studies of Bondex's mesothelioma claims, first introduced to management by C&W some two-and-one-half years earlier, was validated. At the core of the evaluation process, and the basis of C&W's actuarial work on behalf of Bondex, is the Nicholson Study. The Nicholson Study is the most widely recognized reference in bankruptcy trust valuations, global settlement negotiations and the Congressional Budget Office's work done on the proposed FAIR Act in 2006. Based on our ongoing comparison of the Nicholson Study projections and Bondex's specific actual experience, which at that time continued to bear an extremely close correlation to the study's projections, the asbestos liability projection was extended out to the year 2028. C&W assisted in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims out to 2028. C&W projected that the cost of extending the asbestos liability to 2028, coupled with an updated evaluation of Bondex's current known claims to reflect its most recent actual experience, would be $288.1 million. Therefore, management added $288.1 million to the existing asbestos liability, which brought Bondex's total asbestos-related balance sheet liabilities at May 31, 2008 to $559.7 million. On May 30, 2010, the day prior to the bankruptcy filing, Bondex had recorded an asbestos related product liability of $397.7 million.

The table below illustrates movements in the Bondex asbestos liability for fiscal 2008, 2009 and 2010:

Asbestos Liability Movement (Current and Long-Term)

(In thousands)	Balance at Beginning of Period	Additions to Asbestos Charge	Deductions[1]	Impact of Deconsolidation of SPHC[2]	Balance at End of Period
Year Ended May 31, 2010	$ 490,328		$ 92,621	$ (397,707)	$ 0
Year Ended May 31, 2009	559,745		69,417		490,328
Year Ended May 31, 2008	354,268	$ 288,100	82,623		559,745

(1) Deductions include payments for defense-related costs and amounts paid to settlement claims.

(2) During the year ended May 31, 2010, SPHC and Bondex filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware, and as a result, were deconsolidated from our results, as required. Refer to Note A(2) for further information.

This liability, as a result of the accounting for the deconsolidation of SPHC and its subsidiaries set forth in Note A(2), is no longer included in RPM International Inc.'s Consolidated Balance Sheet, effective May 31, 2010.

Insurance Coverage Litigation — During calendar year 2003, the filing entities' third-party insurers claimed exhaustion of coverage. On July 3, 2003, certain of our subsidiaries, including the filing entities, filed the case of Bondex International, Inc. et al. v. Hartford Accident and Indemnity Company et al., Case No. 1:03-cv-1322, in the United States District Court for the Northern District of Ohio, for declaratory judgment, breach of contract and bad faith against the named third-party insurers, challenging their assertion that their policies covering asbestos-related claims had been exhausted. On December 1, 2008, the trial court denied the plaintiffs' motions for partial summary judgment and granted the defendants' motions for summary judgment against plaintiffs, including the filing entities, and entered judgment on all remaining claims and counterclaims, and dismissed the action. Plaintiffs, including the filing entities, appealed the trial court's decision to the United States Court of Appeals for the Sixth Circuit, which appeal is currently pending. The Sixth Circuit has stayed the appeal as a result of the bankruptcy filing, but an agreement in principle has been reached with the insurers that may result in the appeal resuming in October 2010. Bondex has not included any potential benefits from the ongoing insurance coverage litigation in calculating its asbestos liability.

Debtor-in-Possession ("DIP") Financing — In connection with the bankruptcy filing, SPHC, Bondex and certain of SPHC's subsidiaries entered into a three-year, $40.0 million DIP Credit facility (the "DIP Credit Facility") with Wachovia Capital Finance Corporation (New England). The Bankruptcy Court approved this facility, and granted Wachovia a super priority administrative expense claim for all amounts owed under the facility. The facility is secured by security interests and liens in virtually all of the real and personal property and assets of Bondex, SPHC and certain of SPHC's subsidiaries. The DIP Credit Facility generally permits borrowings for working capital, capital expenditures and other general corporate purposes. The DIP Credit Facility also imposes certain financial and non-financial covenants on SPHC and its subsidiaries. RPM International is not a party to the DIP Credit Facility and it has not guaranteed obligations under such facility.

Financial Results and Reorganization Items — The SPHC condensed consolidated financial statements set forth below have been prepared in conformity with ASC 852, Reorganizations ("ASC 852").

Specialty Products Holding Corp.
Consolidated Statements of Income
(In thousands)

Year Ended May 31,	2010	2009	2008
Net Sales	$ 301,142	$ 314,038	$ 370,373
Net sales to RPM	18,431	15,084	19,613
Total net sales	319,573	329,122	389,986
Cost of sales	203,082	213,310	241,327
Gross profit	116,491	115,812	148,659
Selling, general & administrative expenses	99,798	99,781	110,361
Asbestos charges			288,100
Interest expense	22	9	43
Investment expense (income), net	(266)	(415)	(520)
Other (income) and expense, net	282	210	153
Income (loss) before income taxes	16,655	16,227	(249,478)
Provision (benefit) for income taxes	5,520	5,528	(88,175)
Net income (loss)	$ 11,135	$ 10,699	$ (161,303)

Specialty Products Holding Corp.
Condensed Consolidated Balance Sheet
(In thousands)

	May 31, 2010
Current Assets	$ 130,155
Property, Plant and Equipment, Net	45,839
Other Assets	299,779
Total Assets	$ 475,773
Other Current Liabilities	$ 38,810
Asbestos-Related Liabilities, Current	20,000
Other Long-Term Liabilities	31,310
Due to RPM, net[1]	122,275
Asbestos-Related Liabilities, Long-Term	377,707
Total Stockholders' Equity (Deficit)	(114,329)
Total Liabilities and Stockholders' Equity (Deficit)	$ 475,773

(1) As of May 30, 2010, the day prior to the bankruptcy filing, SPHC and its subsidiaries had intercompany payables of approximately $209.6 million and intercompany receivables to and from other entities within the RPM group of companies (other than subsidiaries of SPHC) of approximately $87.3 million.

SPHC and its subsidiaries routinely engage in intercompany transactions with other entities within RPM in the ordinary course of business, including services provided by RPM International Inc. to SPHC and its subsidiaries under an administrative services agreement. These services include risk management and insurance services, benefits administration, IT services, legal services, environmental, health and safety compliance management, tax planning and compliance services, treasury and cash management, various accounting services, including preparation of accounting books and financial statement preparation, internal audit services, benefits associated with group purchasing of various supplies and equipment, and consulting services associated with various business development activities. The Bankruptcy Court has approved this administrative services agreement.

As a result of its bankruptcy filing, SPHC and Bondex are precluded from paying dividends to shareholders and making payments on any pre-bankruptcy filing accounts or notes payable that are due and owing to any other entity within the RPM group of companies (the "Pre-Petition Intercompany Payables") or other pre-petition creditors during the pendency of the bankruptcy case, without the Bankruptcy Court's approval. Moreover, no assurances can be given that any of the Pre-Petition Intercompany Payables will ever be paid or otherwise satisfied.

When SPHC emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization.

SPHC has assessed its liquidity position as a result of the bankruptcy filing and believes that it can continue to fund its and its subsidiaries' operating activities and meet its debt and capital requirements for the foreseeable future. The SPHC condensed consolidated financial information set forth above has been prepared on a going concern basis which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the ordinary course of business.

NOTE J — CONTINGENCIES AND LOSS RESERVES

Accrued loss reserves and asbestos-related liabilities consist of the following:

May 31	2010	2009
(In thousands)		
Accrued product liability reserves	$ 47,811	$ 51,453
Accrued warranty reserves	14,918	18,993
Accrued environmental reserves	3,084	6,947
Accrued loss reserves — current	65,813	77,393
Asbestos-related liabilities — current[1]	-	65,000
Total Reserves — Current	$ 65,813	$ 142,393
Accrued product liability reserves — noncurrent	$ 4,331	$ 7,067
Accrued warranty liability — noncurrent	2,684	-
Accrued environmental reserves — noncurrent	4,408	3,846
Accrued loss reserves — noncurrent	11,423	10,913
Asbestos-related liabilities — noncurrent[1]	-	425,328
Total Reserves — Noncurrent	$ 11,423	$ 436,241

(1) During the year ended May 31, 2010, SPHC and Bondex filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware, and as a result, were deconsolidated from our results, as required, and presented as an investment on our balance sheet using the cost method. Accordingly, SPHC and Bondex's accrued asbestos-related liabilities have been eliminated in the presentation of our Consolidated Balance Sheet as of May 31, 2010. Refer to Note A(2) and Note I for further information.

EIFS Litigation

As of May 31, 2010, Dryvit, one of SPHC's wholly owned subsidiaries, was a defendant or co-defendant in various single family residential exterior insulating finishing systems ("EIFS") cases, the majority of which are pending in the southeastern region of the country. Dryvit is also defending EIFS lawsuits involving commercial structures, townhouses and condominiums. The vast majority of Dryvit's EIFS lawsuits seek monetary relief for water intrusion related property damages, although some claims in certain lawsuits allege personal injuries from exposure to mold.

Third-party excess insurers have historically paid varying shares of Dryvit's defense and settlement costs in the individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third-party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third-party insurers. This coverage litigation, Dryvit Systems, Inc. et al v. Chubb Insurance Company et al, Case No. CV 05 578004, is pending in the Cuyahoga Court of Common Pleas. The parties in the coverage litigation are required by court order to engage in settlement negotiations through private mediation. If the mediation is not successful, the parties will complete discovery in anticipation of conducting a jury trial.

Other Contingencies

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims.

We also offer warranty programs at several of our industrial businesses and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received, but that have not been fully investigated, and claims not yet received, which are not currently estimable due to the significant number of variables contributing to the extent of any necessary remediation. While our warranty liability represents our best estimate at May 31, 2010, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2010	2009	2008
(In thousands)			
Beginning Balance	$18,993	$ 8,055	$ 8,676
Deductions[1]	(23,209)	(16,215)	(8,200)
Provision charged to SG&A expense	24,897	27,153	7,133
Acquisitions	46		446
Impact of Deconsolidation of SPHC	(3,125)		
Ending Balance	$17,602	$ 18,993	$ 8,055

(1) Primarily claims paid during the year.

In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted.

NOTE K — SEGMENT INFORMATION

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our five operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the Company and evaluate performance. These five operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment's underlying businesses. Over the past several years, a number of product lines included within our RPM II/Consumer Group were either sold to third-parties or reassigned to other operating segments within our consumer reportable segment to better align with how management views our business. After a comprehensive review and analysis of the remaining product lines in the RPM II/Consumer Group and the current customer base and markets served, it was determined that these remaining businesses are more appropriately accounted for in our RPM II/Industrial Group. Total net sales for these businesses approximated 3.0% of consolidated net sales for the year ended May 31, 2010. The financial statements and notes contained herein reflect the reclassification of these product lines to the RPM II/Industrial Group (now referred to as the RPM II Group) for all periods presented.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — our Building Solutions Group, Performance Coatings Group, and RPM II Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; wood stains; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment's major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Consumer segment products are sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises two operating segments — our DAP Group and our Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; and wood stains.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income (loss) before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately $2.7 million, $3.1 million and $3.3 million for the years ended May 31, 2010, 2009 and 2008, respectively, and are therefore included as an offset to selling, general and administrative expenses.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year ended May 31	2010	2009	2008
(In thousands)			
Segment Information			
Net Sales			
Industrial	$2,328,194	$2,367,401	$2,472,421
Consumer	1,084,522	1,000,766	1,171,370
Total	$3,412,716	$3,368,167	$3,643,791
Gross Profit			
Industrial	$1,008,147	$ 988,262	$1,048,221
Consumer	427,228	364,827	450,316
Total	$1,435,375	$1,353,089	$1,498,537
Income (Loss) Before Income Taxes[1]			
Industrial[2]	$ 225,528	$ 180,395	$ 267,424
Consumer	147,019	97,279	146,602
Corporate/Other	(104,093)	(96,806)	(380,019)
Total	$ 268,454	$ 180,868	$ 34,007
Identifiable Assets			
Industrial	$1,666,005	$1,778,526	$2,071,920
Consumer	1,135,211	1,187,633	1,341,406
Corporate/Other	202,808	443,762	350,241
Total	$3,004,024	$3,409,921	$3,763,567
Capital Expenditures			
Industrial	$ 17,887	$ 34,603	$ 49,869
Consumer	4,400	19,828	20,901
Corporate/Other	954	555	1,070
Total	$ 23,241	$ 54,986	$ 71,840
Depreciation and Amortization			
Industrial	$ 56,104	$ 55,793	$ 52,417
Consumer	26,771	27,996	29,275
Corporate/Other	1,378	1,355	3,674
Total	$ 84,253	$ 85,144	$ 85,366
Geographic Information			
Net Sales (based on shipping location)			
United States	$2,148,893	$2,161,494	$2,384,357
Foreign			
Canada	308,395	260,928	306,339
Europe	728,118	734,853	775,651
Other Foreign	227,310	210,892	177,444
Total Foreign	1,263,823	1,206,673	1,259,434
Total	$3,412,716	$3,368,167	$3,643,791
Long-Lived Assets[3]			
United States	$ 966,453	$1,171,288	$1,216,705
Foreign			
Canada	127,672	128,888	144,027
Europe	415,411	424,119	501,828
Other Foreign	45,752	40,210	28,278
Total Foreign	588,835	593,217	674,133
Total	$1,555,288	$1,764,505	$1,890,838

(1) Asbestos-related charges, totaling $288.1 million in fiscal 2008 and the impact of an asbestos-related insurance settlement of $15.0 million in fiscal 2007, are reflected in Corporate/Other, and relate to our Bondex International, Inc. subsidiary.

(2) Includes the impact of impairment losses related to a reduction of the carrying value of goodwill and indefinite-lived intangible assets, totaling $15.5 million during the fiscal year ended May 31, 2009.

(3) Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE L — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2010 and 2009:

	For Quarter Ended			
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2010				
Net Sales	$ 915,953	$ 858,658	$ 666,594	$ 971,511
Gross Profit	$ 393,830	$ 363,211	$ 259,832	$ 418,502
Net Income (Loss) Attributable to RPM International Inc. Stockholders	$ 73,025	$ 55,893	$ (9,400)	$ 60,519
Basic Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$ 0.57	$ 0.44	$ (0.07)	$ 0.47
Diluted Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$ 0.57	$ 0.43[a]	$ (0.07)[a]	$ 0.47
Dividends Per Share	$ 0.200	$ 0.205	$ 0.205	$ 0.205

	For Quarter Ended			
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2009				
Net Sales	$ 985,465	$ 889,965	$ 635,396	$ 857,341
Gross Profit	$ 403,589	$ 356,726	$ 234,658	$ 358,116
Net Income (Loss) Attributable to RPM International Inc. Stockholders	$ 69,517	$ 41,726	$ (30,933)	$ 39,306[b]
Basic Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$ 0.55	$ 0.33	$ (0.24)	$ 0.31
Diluted Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$ 0.53	$ 0.33	$ (0.24)[a]	$ 0.31
Dividends Per Share	$ 0.190	$ 0.200	$ 0.200	$ 0.200

(a) For the quarters ended November 30, 2009, February 28, 2010 and February 28, 2009, the treasury stock method was utilized for the purpose of computing diluted earnings per share, as the result under the two-class method would have been anti-dilutive.

(b) Includes impairment charges related to a reduction of the carrying value of goodwill and indefinite-lived intangible assets, which impacted net income and basic and diluted earnings per share by $15.5 million and $0.12 per share, respectively, during the fourth quarter of the fiscal year ended May 31, 2009.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2010	High	Low	Dividends paid per share
First Quarter	$ 17.03	$ 13.08	$ 0.200
Second Quarter	$ 20.35	$ 15.85	$ 0.205
Third Quarter	$ 21.49	$ 18.05	$ 0.205
Fourth Quarter	$ 22.90	$ 18.41	$ 0.205

Fiscal 2009	High	Low	Dividends paid per share
First Quarter	$ 25.19	$ 19.31	$ 0.190
Second Quarter	$ 22.00	$ 10.05	$ 0.200
Third Quarter	$ 14.32	$ 10.58	$ 0.200
Fourth Quarter	$ 15.70	$ 9.09	$ 0.200

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of July 16, 2010 was approximately 28,062 in addition to 53,692 beneficial holders.

Management's Report on Internal Control Over Financial Reporting

The management of RPM International Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. RPM's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of RPM's internal control over financial reporting as of May 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2010, RPM's internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company's internal control over financial reporting as of May 31, 2010 and their report thereon is included on page 70 of this report.



Frank C. Sullivan
Chairman and Chief Executive Officer



Robert L. Matejka
Senior Vice President and Chief Financial Officer

July 29, 2010

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries ("RPM" or "the Company") as of May 31, 2010 and 2009 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note G to the consolidated financial statements, effective on May 31, 2007 and June 1, 2007, the Company adopted the recognition and measurement date provisions, respectively, of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R)" (codified in FASB ASC Topic 715, "Compensation-Retirement Benefits").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM's internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

Cleveland, Ohio

July 29, 2010

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited RPM International Inc. and Subsidiaries' ("RPM" or "the Company") internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). RPM's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM as of May 31, 2010 and 2009 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2010 and our report dated July 29, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

Cleveland, Ohio

July 29, 2010

Stockholder Information

World Headquarters

RPM International Inc.
2628 Pearl Road
P.O. Box 777
Medina, OH 44258
Telephone: 330-273-5090 or 800-776-4488
Fax: 330-225-8743
Web site: www.rpminc.com
E-mail: info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM's Annual Meeting, which will be held at the Holiday Inn Select, 15471 Royalton Road, Strongsville, Ohio, at 2:00 p.m. Thursday, October 7, 2010. Directions can be found on the RPM web site.

Form 10-K and Other Financial Information

Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, a corporate video and other investor information by writing, e-mailing or calling Kathie M. Rogers, Manager of Investor Relations, at RPM International Inc.

Form 10-K, other public financial reports and news releases may also be obtained electronically through our web site, www.rpminc.com, under "Investor Information."

Corporate Governance

Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Charters of the committees of the Board and RPM's Code of Conduct, are available on the company's web site at www.rpminc.com, under "Investor Information/Corporate Governance." Copies of these materials are also available, without charge, upon written request to the Secretary of RPM.

Institutional Investor and Security Analyst Inquiries

Security analysts and investment professionals with questions regarding RPM should contact Robert L. Matejka, Senior Vice President and Chief Financial Officer, at 330-273-5090.

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 36 consecutive years.

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

Wells Fargo Bank, N.A. maintains RPM's stockholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 800-988-5238 or
651-450-4064 (outside the United States)
Fax: 651-450-4085
Web site: www.wellsfargo.com/shareownerservices

Certified/Overnight Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Internet Account Access

Stockholders of record may access their accounts via the Internet to view their account holdings, change address, complete certain transactions and get answers to other stock-related inquires through Wells Fargo Shareowner Online at www.shareowneronline.com.

Direct Stock Purchase and Dividend Reinvestment Plan

RPM offers a direct stock purchase and dividend reinvestment plan administered by Wells Fargo Bank, N.A. The plan allows new investors to purchase RPM common stock directly, and existing stockholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing Dividend Reinvestment accounts, please contact:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
Telephone: 800-988-5238
Web site: www.wellsfargo.com/shareownerservices

Independent Registered Public Accounting Firm

Ernst & Young LLP, Cleveland, Ohio

Counsel

Calfee, Halter & Griswold LLP, Cleveland, Ohio


RPM
Listed
NYSE

Stock Exchange Listing

RPM International Inc. is listed on the New York Stock Exchange (ticker symbol "RPM").

Subsidiaries and Plant Locations

INDUSTRIAL SEGMENT

Subsidiaries

A/D Fire Protection Systems Inc.
Scarborough, Ontario, Canada
www.adfire.com

Alteco Technik GmbH
Twistringen, Germany
www.alteco-technik.de

Ascoat Contracting Pty. Ltd.
Braeside, Australia
www.ascoat.com.au

Carboline Company
St. Louis, Missouri
www.carboline.com

Carboline Italia S.p.A.
Milan, Italy

Carboline Norge AS
Lier, Norway
www.star.no

Dane Color UK Limited
Stalybridge, United Kingdom
www.danecolor.com

Ecoloc NV
Brecht, Belgium
www.lock-tile.com

Euclid Admixture Canada Inc.
Montreal, Quebec, Canada
www.euclidchemical.com

The Euclid Chemical Company
Cleveland, Ohio
www.euclidchemical.com

Eucomex S.A. de C.V.
Mexico City, Mexico
www.eucomex.com

Fibergrate Composite Structures Incorporated
Dallas, Texas
www.fibergrate.com

Flowcrete UK Limited
Sandbach, United Kingdom
www.flowcrete.com

Hummervoll Industribelegg AS
Bergen, Norway
www.hummervoll.no

Increte Systems
Div. of The Euclid Chemical Company
Odessa, Florida
www.increte.com

Mantrose-Haeuser Co., Inc.
Westport, Connecticut
www.mbzgroup.com

Paramount Technical Products, Inc.
Spearfish, South Dakota
www.tremcosealants.com

Productos Cave S.A.
Santiago, Chile
www.productoscave.com

Radiant Color NV
Houthalen, Belgium
www.radiantcolor.be

Republic Powdered Metals, Inc.
Medina, Ohio
www.rpmrepublic.com

RPM/Belgium NV
Tielt, Belgium
www.rpm-belgium.be

RPM Building Solutions Europe GmbH
Cologne, Germany
www.illbruck.com

Stonhard
Div. of StonCor Group, Inc.
Maple Shade, New Jersey
www.stonhard.com

Toxement S.A.
Bogota, Colombia
www.toxement.com

Tremco Barrier Solutions, Inc.
Reynoldsburg, Ohio
www.tremcobarriersolutions.com

Tremco illbruck International GmbH
Cologne, Germany
www.illbruck.com

Tremco Incorporated
Beachwood, Ohio
www.tremcoinc.com

Universal Sealants (U.K.) Limited
Washington, United Kingdom
www.usluk.com

Vandex International AG
Solothurn, Switzerland
www.vandex.com

Weatherproofing Technologies, Inc.
Beachwood, Ohio
www.tremcoroofing.com

Plant Locations

Argentina	The Czech Republic	Malaysia	South Africa
Belgium	France	Mexico	Sweden
Canada	Germany	The Netherlands	United Arab Emirates
Chile	India	Norway	United Kingdom
Colombia	Italy	Poland	United States

Trademarks appearing in this annual report

Carboguard®, Carboline®, Carbothane®, Carbo Zinc®, Dymonic®, EUCO®, Fibergrate®, Flowcrete®, illbruck®, Mono®, Pyrocrete®, Rock-It®, Stonblend®, Stonhard®, Stonshield®, Tremco®, Tremstop® and Vandex® are registered trademarks of the subsidiary corporations of RPM International Inc.

Eucolastic™, Matacryl™ and Pro-Struct™ are trademarks of the subsidiary corporations of RPM International Inc.

CONSUMER SEGMENT

Subsidiaries

Chemtec Chemicals B.V.
Rotterdam, Netherlands
www.chemtec.nl

DAP Canada
Div. of RPM Canada
Scarborough, Ontario, Canada
www.dap.com

DAP Products Inc.
Baltimore, Maryland
www.dap.com

FibreGrid Limited
Haverhill, United Kingdom
www.fibregrid.com

Martin Mathys NV
Zelem, Belgium
www.ro-m.com

Modern Masters Inc.
Sun Valley, California
www.modernmastersinc.com

New Parks
Div. of Rust-Oleum Corporation
Somerset, New Jersey
www.newparks.com

Productos DAP de México S.A. de C.V.
Mexico City, Mexico
www.dap.com

Rust-Oleum Argentina S.A.
Buenos Aires, Argentina
www.rustoleum.com/international.asp

Rust-Oleum Consumer Brands Canada
Div. of RPM Canada
Toronto, Ontario, Canada

Rust-Oleum Corporation
Vernon Hills, Illinois
www.rustoleum.com

Rust-Oleum Japan Corporation
Yokohama, Japan
www.roj.co.jp

Rust-Oleum Netherlands B.V.
Roosendaal, Netherlands
www.ro-m.com

The Testor Corporation
Rockford, Illinois
www.testors.com

Tor Coatings Limited
Birtley, United Kingdom
www.tor-coatings.com

Watco UK Limited
Godalming, United Kingdom
www.watco.co.uk

Wolman Wood Care Products
Div. of Rust-Oleum Corporation
Somerset, New Jersey
www.wolman.com

Zinsser
Div. of Rust-Oleum Corporation
Somerset, New Jersey
www.zinsser.com

Plant Locations

Belgium	United Kingdom
Canada	United States
The Netherlands	

Trademarks appearing in this annual report

2X®, American Accents®, Bulls Eye 1-2-3®, Bulls Eye Zero®, DAP®, DAP 3.0 is All You Need To Know®, Does It All!®, MM Modern Masters®, Modern Masters®, Painter's Touch®, Phenoseal®, Rust-Oleum®, ShimmerStone®, Stops Rust®, Sure-Grip®, Testors®, Universal®, Varathane®, Watco® and Zinsser® are registered trademarks of the subsidiary corporations of RPM International Inc.

Biosan™, Blackfriar™, DAP 3.0™, DIF™, Sierra Performance™ and Tor™ are trademarks of the subsidiary corporations of RPM International Inc.

Wolman® is a registered trademark of Arch Wood Protection, Inc. used under a license by subsidiary corporations of RPM International Inc. Dodge, Charger and the Ram logo are registered trademarks of New CarCo Acquisition LLC.

Board of Directors



Board of Directors pictured, left to right, top to bottom.

Gen. John P. Abizaid (Retired) (3) Elected 2008; Senior Partner, JPA Partners LLC (a Nevada-based strategic and analytic consulting firm) and a retired four-star General in the U.S. Army and former commander of the U.S. Central Command

Bruce A. Carbonari (4) Elected 2002; Chairman and Chief Executive Officer, Fortune Brands, Inc., Deerfield, Illinois (a leading consumer brands company)

David A. Daberko (3) Elected 2007; retired Chairman and Chief Executive Officer, National City Corporation, Cleveland, Ohio, now part of PNC Financial Services Group, Inc. (a financial holding company)

James A. Karman (2) Elected 1963; retired Vice Chairman, RPM International Inc.

Donald K. Miller (2) Elected 1972; Chairman, Axiom International Investors LLC, Greenwich, Connecticut (an international equity asset management firm)

Frederick R. Nance (4) Elected 2007; Regional Managing Partner, Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio (attorneys at law)

William A. Papenbrock (2), (3**), (4) Elected 1972; retired Partner and past Vice Chairman of the Executive Committee, Calfee, Halter & Griswold LLP, Cleveland, Ohio (attorneys at law)

Charles A. Ratner (1), (3*) Elected 2005; President and Chief Executive Officer, Forest City Enterprises, Inc., Cleveland, Ohio (a diversified real estate development corporation)

Frank C. Sullivan (1*) Elected 1995; Chairman and Chief Executive Officer, RPM International Inc.

Thomas C. Sullivan (1) Elected 1963; Chairman Emeritus and retired Chief Executive Officer, RPM International Inc.

William B. Summers, Jr. (1), (2*) Elected 2004; retired Chairman and Chief Executive Officer, McDonald Investments Inc., Cleveland, Ohio, now part of KeyBanc Capital Markets Inc. (an investment banking and securities firm)

Dr. Jerry Sue Thornton (1), (3), (4**) Elected 1999; President of Cuyahoga Community College, Cleveland, Ohio

Joseph P. Viviano (4*) Elected 2001; retired Vice Chairman, Hershey Foods Corporation, Hershey, Pennsylvania

(1) Executive Committee (2) Audit Committee (3) Compensation Committee (4) Governance & Nominating Committee
* Chairman of the Committee ** Alternate member of the Committee

Officers

Frank C. Sullivan
Chairman and
Chief Executive Officer

Ronald A. Rice
President and
Chief Operating Officer

Paul G. P. Hoogenboom
Senior Vice President -
Manufacturing and Operations
and Chief Information Officer

Robert L. Matejka
Senior Vice President and
Chief Financial Officer

Lonny R. DiRusso
Vice President -
Information Technology

Russell L. Gordon
Vice President -
Corporate Planning

Janeen B. Kastner
Vice President -
Corporate Benefits
and Risk Management

John F. Kramer
Vice President -
Corporate Development

Randell McShepard
Vice President -
Public Affairs

Edward W. Moore
Vice President, General
Counsel and Secretary

Matthew T. Ratajczak
Vice President -
Global Taxes

Barry M. Slifstein
Vice President
and Controller

Keith R. Smiley
Vice President
and Treasurer

Thomas C. Sullivan, Jr.
Vice President -
Corporate Development

BACK COVER: DAP used national print and television advertising to bolster its already strong market share for DAP 3.0, which features a three-hour cure time that allows same day painting. The print ad shown on the back cover appeared in Family Handyman, Popular Mechanics, Fresh Home, This Old House and Handy Magazine, while television spots using the same theme aired on all ESPN networks, Fox Sports, HGTV, History, TRU TV and The Weather Channel.


DAP


RPM
Listed
NYSE

RPM International Inc. 2628 Pearl Road P.O. Box 777 Medina, Ohio 44258
Phone 330-273-5090 Fax 330-225-8743 E-mail info@rpminc.com Web www.rpminc.com